
10012845

PC Group, Inc.

2009 Annual Report

May 21, 2010

Dear Fellow Shareholders:

We are pleased to enclose our annual report for the year ended December 31, 2009.

Given the difficult economy we faced, which was especially daunting in the health and beauty market, 2009 was a challenging year for the Company. In spite of this, as a result of our past efforts to divest non-core and underperforming businesses, reduce our expense structure, and hone our focus on our two subsidiaries, Twincraft and Silipos, in 2009 we have achieved improvements in certain operating measures, including cash flow generated from operating activities and EBITDA (earnings before interest, income taxes, and depreciation and amortization). In 2009, our EBITDA was 43.9% higher than in 2008. We also continued to streamline our operating structure. (For a reconciliation of non-GAAP EBITDA to the comparable GAAP measure, please refer to the schedule included on the last page of this Annual Report.) Our general and administrative expenses were approximately $2.4 million lower in 2009 as compared to 2008, a decline of 24.7%.

We have recently announced that we are exploring our options to bring in new CEO leadership who will be better equipped at assisting the realigned Company in growing its revenues in its core markets and taking advantage of external growth opportunities. In this regard, we have retained Egon Zehnder, an executive recruitment firm.

In addition, we believe the current economic climate may present strategic opportunities that would be attractive to us, and, subject to the availability of financing, we would consider targeted acquisitions in the personal care segment in order to gain access to new product groups and customer channels and/or increase penetration of existing markets.

With our lean operating structure, the possibility of new executive leadership, and options related to potential strategic opportunities, we believe we are well positioned to take advantage of an improving economic situation. In June 2010, we expect to complete the clinical study that is currently underway related to our new scar management products. During the first quarter of 2010, we introduced these products into our medical distribution channels, and with the information that will be available from the clinical study, we will begin marketing these products into our retail distribution channels during the second half of 2010.

We are also very mindful of the fact that our 5.0% Convertible Subordinated Notes in the amount of approximately $28.9 million mature in December 2011. We have already begun exploring our options with regard to the repayment of these Notes.

Finally, in our proxy we are seeking approval from our shareholders to give our Board of Directors the authority over the next two years to effect a reverse stock split of up to 1 share for 6 shares of our common stock. As previously announced, Nasdaq approved the Company's request to transfer to the Nasdaq Capital Market and this transfer became effective on January 13, 2010. In addition, Nasdaq has given us until July 19, 2010 to come into compliance with the $1 minimum bid price requirement for trading in this market. We believe that a reverse stock split will result in the market price of our common stock rising to the level necessary to satisfy Nasdaq's minimum bid requirement and could also enhance the marketability of our common stock by increasing the price per share.

We are continuing to work diligently to achieve profitability with our existing businesses. As always, we appreciate the support of our Board of Directors, the diligence and hard work of our employees, and the loyalty of our customers.

Sincerely,



W. Gray Hudkins
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 26 2010
WASH. D.C.
193
SECTION

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-12991

PC GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**11-2239561**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

419 Park Avenue South, Suite 500
New York, New York 10016
(Address of Principal Executive Offices) (Zip Code)

(212) 687-3260
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.02 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to rule 405 of Regulation S-T (§232.405) of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009 (i.e., the last day of registrant's most recently completed second quarter), the aggregate market value of the common equity held by non-affiliates of the registrant was $3,069,533, as computed by reference to the closing sale price on the NASDAQ Global Market of such common stock ($0.65) multiplied by the number of shares of voting stock outstanding on June 30, 2009 held by non-affiliates (4,722,359 shares). Exclusion of shares from the calculation of aggregate market value does not signify that a holder of any such shares is an "affiliate" of the registrant.

The number of shares of the registrant's common stock outstanding at March 17, 2010 was 7,848,774 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated herein by reference to the registrant's proxy statement for the 2010 annual meeting of the registrant's stockholders, which will be filed not later than 120 days after the end of the fiscal year covered by this report.

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PC GROUP, INC.

ANNUAL REPORT ON FORM 10-K

For the Year Ended December 31, 2009

TABLE OF CONTENTS

Forward-looking Statements

This Annual Report on Form10-K contains certain "forward-looking statements" within the meaning of the Federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. These statements reflect our current views about future events based on information currently available and assumptions we make. These forward-looking and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

These risks and uncertainties include, among others:

- Our history of net losses and the possibility of continuing net losses beyond 2009.
- The current economic downturn and its effect on the credit and capital markets as well as the industries and customers that utilize our products.
- The risk that any intangibles on our balance sheet may be deemed impaired resulting in substantial write-offs.
- The risk that we may not be able to raise adequate financing to fund our operations and growth prospects.
- The cost and expense of complying with government regulations which affect the research, development and formulation of the products.
- Risks associated with the acquisition and integration of businesses we may acquire.

Accordingly, we advise you to carefully review the information set forth in Item 1A, "Risk Factors".

We cannot guarantee our future performance nor can we assure you that we will be successful in the implementation of our growth strategy or that any such strategy will result in our future profitability. Our failure to successfully develop new revenue producing products could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. You also should be aware that, other than as required by law, we have no obligation to, and do not intend to, update any forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report that may cause our actual results or performance to differ from those expressed in the forward-looking statements.

References in this report to "PC Group," "the Company," "we," "our," and "us," refer to PC Group, Inc. and, if so indicated or the context requires, includes our wholly-owned subsidiaries Twincraft, Inc. ("Twincraft") and Silipos, Inc. ("Silipos").

PART I

Item 1. Business

Overview

Through our wholly-owned subsidiaries, Twincraft and Silipos, we offer a diverse line of personal care products for the private label retail, medical, and therapeutic markets. In addition, at Silipos, we design and manufacture high quality gel-based medical products targeting the orthopedic and prosthetic markets. We sell our medical products primarily in the United States and Canada, as well as in more than 30 other countries, to national, regional, and international distributors. We sell our personal care products primarily in North America to branded marketers of such products, specialty and mass market retailers, direct marketing companies, and companies that service various amenities markets.

Our broad range of gel-based orthopedic and prosthetics products are designed to protect, heal, and provide comfort for the patient. Our line of personal care products includes bar soap, gel-based therapeutic gloves and socks, scar management products, and other products that are designed to cleanse and moisturize specific areas of the body, often incorporating essential oils, vitamins, and nutrients to improve the appearance and condition of the skin.

Twincraft, a manufacturer of bar soap which focuses on the health and beauty, direct marketing, amenities, and mass market channels, was acquired in January 2007, and Silipos, which offers gel-based personal care and medical products, was acquired in September 2004.

Name Change

On July 23, 2009, we changed our name from Langer, Inc. to PC Group, Inc. The name change was approved at our 2009 Annual Meeting of Stockholders held on July 14, 2009. We also changed our stock ticker symbol on NASDAQ from "GAIT" to "PCGR" effective at the commencement of trading on July 24, 2009.

The new name is intended to more accurately reflect our current business model and scope of our product offerings. We have historically designed, manufactured and distributed a broad range of medical products targeting the orthopedic, orthotic, and prosthetic markets. Today, we offer a more diverse line of personal care products for the private label retail, medical and therapeutic markets and the name PC Group, Inc. is designed to better convey this broader scope of products.

Operating History

Prior to 2009, we owned a diverse group of subsidiaries and businesses including Twincraft, Silipos, the Langer branded custom orthotics and related products business, Langer UK Limited ("Langer UK"), Regal Medical Supply, LLC ("Regal"), and Bi-Op Laboratories, Inc. ("Bi-Op"). In November 2007, we began a study of strategic alternatives available to us with regard to our various operating companies. During 2008, we sold Langer UK, Bi-Op, Regal, and the Langer orthotics business, as further discussed in Note 4 of the accompanying financial statements.

The sales of these businesses generated approximately $7.0 million in cash proceeds which we have deployed in part to purchase our own capital stock in the market and have retained for future needs. We currently hold approximately $181,000 in notes receivable related to the sale of Langer UK.

We believe that along with strengthening our balance sheet through these divestitures, we have honed our focus on our two largest and most significant businesses, Twincraft and Silipos. In addition, during 2008 and into 2009 we streamlined our corporate structure, significantly reducing general and administrative expenses. We expect this streamlined and focused organization will enhance our ability to develop and market innovative products. As part of this strategic realignment, we are exploring options to bring in new CEO leadership who will be better equipped at assisting the realigned Company in growing its revenues in its core markets and taking advantage of external growth opportunities.

In addition, our Board of Directors has authorized the purchase of up to $6,000,000 of our outstanding common stock. In connection with this repurchase program, our senior lender, Wachovia Bank, National Association, had waived, until April 15, 2009, the provisions of the credit facility that would otherwise have precluded us from making such repurchases. From January 2008 through April 15, 2009, we purchased 3,715,438 shares of our common stock at a cost of $2,765,389 (or $0.74 per share) including commissions paid. Our Board of Directors has elected not to request an extension of the waiver from Wachovia Bank, National Association.

At our Annual Meeting of Stockholders held July 14, 2009, our stockholders approved an amendment to our Certificate of Incorporation to decrease the number of authorized shares of capital stock from 50,250,000 to 25,000,000. We believe that this reduction in the number of authorized shares still leaves us with sufficient authorized shares in light of the number of shares currently outstanding and additional shares reserved for issuance and will not otherwise impede our operations or goals. We expect an annual franchise tax decrease of approximately $30,000 as a result of the reduction in authorized shares.

NASDAQ Stock Market Listing

On January 11, 2010, we received notice from the Office of General Counsel of the Nasdaq Stock Market ("NASDAQ") that our request to transfer the listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved by the Nasdaq Hearings Panel (the "Panel") reviewing our listing. The transfer became effective at the opening of the market on January 13, 2010. Our common stock continues to trade under the symbol "PCGR." The Panel also granted us until July 19, 2010 to meet the $1.00 minimum bid price requirement of the Nasdaq Capital Market under Listing Rule 5550(a)(2).

We submitted our request to the Panel to transfer to the Nasdaq Capital Market in response to the letter we received from Nasdaq, previously disclosed on the Form 8-K we filed on October 28, 2009, informing us that for 30 consecutive business days our common stock had not maintained the minimum market value of publicly held shares of $5,000,000 for continued inclusion on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C).

The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. Companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq's corporate governance standards.

Our Addressable Markets

Personal Care

Our personal care products are generally sold in the retail cosmetic marketplace and include soaps, cleansers, toners, moisturizers, exfoliants, and facial masks, and can also include over-the-counter ("OTC") drug products such as acne soaps. Many of these products combine traditional moisturizing and cleansing agents with compounds such as retinoids, hydroxy acids, and anti-oxidants that smooth and soothe dry skin, retain water in the outer layer skin cells and help maintain or reinforce the skin's protective barrier, particularly skin tissue damaged from surgery or injury.

We believe that growth in the personal care market will be driven by an aging population, an increasing number of image-conscious consumers, and the growth and popularity of spas and body/facial treatment centers.

Medical Products

Through Silipos we design, manufacture and market gel-based products focusing on the orthopedic, orthotic, prosthetic, and scar management markets.

Our orthopedic gel-based products include bunion guards, toe spreaders, heel cushions, arch supports and other foot-related products which are marketed through a wide range of international, national, and regional distributors. We no longer sell directly to health care professionals or submit claims to any federal, state, or private health insurance programs for these products.

Prosthetics involve the design, fabrication and fitting of artificial limbs for patients who have lost their limbs due to traumatic injuries, vascular diseases, diabetes, cancer and congenital diseases. Our target market is comprised of the production and distribution of the components utilized in the fabrication of these prosthetic devices. Prosthetic componentry includes external mechanical joints such as hips and knees, artificial feet and hands, and sheaths and liners utilized as an interface between the amputee's skin and prosthetic socket.

We believe that growth of the orthopedic and prosthetic markets we target will be driven by the following factors:

- *Aging Population.* By 2050, it is estimated that the median age of individuals in highly developed countries will be 45.5 years as compared to a median age of 37.3 years in 2000. With longer life expectancy, expanded insurance coverage, improved technology and devices, and greater mobility, individuals are expected to seek orthopedic services and products more often.
- *Increased Demand for Non-Invasive Procedures.* We believe there is growing awareness and clinical acceptance by patients and health care professionals of the benefits of non-invasive solutions, which should continue to drive demand for non-operative rehabilitation products.

- *Technological Sophistication of Orthotic and Prosthetic Devices.* In recent years the development of stronger, lighter and cosmetically appealing materials has led to advancements in design technology, driving growth in the orthotic and prosthetic industries. A continuation of this trend should enable the manufacture of new products that provide greater protection and comfort to the users of orthotic and prosthetic devices, and that more closely replicate the function of natural body parts.
- *Need for Replacement and Continuing Care.* Most prosthetic and orthotic devices have useful lives ranging from three to five years, necessitating ongoing warranty replacement and retrofitting for the life of the patient.
- *Growing Emphasis on Physical Fitness, Leisure Sports and Conditioning.* As a large number of individuals participate in athletic activities, many of them suffer strains and injuries, requiring non-operative orthopedic rehabilitation products.

Growth Strategy

- *Research, Product, and Process Development.* Since 2003, we have introduced over 100 new products. We also have invested resources in internally developing alternate gel materials and other thermoplastic elastomer materials in partnership with outside parties which we expect to increase our competitiveness. We have also developed a new line of scar management products utilizing our gel based technologies. These products, which are currently being evaluated in a clinical study, are designed to compete favorably with scar management treatments that are currently offered in the marketplace.
- *Innovation.* Our personal care products group focuses on leveraging the research and development expertise of both Twincraft and Silipos to provide innovative products to our customers. For example, Twincraft has successfully commercialized the inclusion of a microsphere encapsulant within bar soap that incorporates a time-released delivery of an approved OTC active drug ingredient. Silipos has developed a triglyceride-based (mineral free) gel which is designed to appeal to consumers seeking environmentally-friendly products. We continuously seek to improve and innovate our gel-based personal care products through the inclusion of various additives, the formulation of our gels for optimal performance given a particular application, and the usage of different components, packaging and product construction to meet the needs of our customers. We believe innovation will be a key to our success in the future. Our sales strategy includes attempting to "partner" with customers to develop new products and bring them to the market.
- *Strategic Evaluation and Acquisition of Complementary Businesses.* In 2008, we completed the divestitures of our non-core and underperforming businesses, namely Langer UK, the Langer orthotics business, Bi-Op, and Regal. Moving forward, subject to the availability of financing, we may consider targeted acquisitions in order to gain access to new product groups and customer channels and increase penetration of existing markets.

Competitive Strengths

Management Team. Our management team has been involved in the acquisition and integration of a substantial number of companies. Our Chairman of the Board of Directors, Warren B. Kanders, brings a track record spanning over 20 years of building public companies through strategic acquisitions to enhance organic growth. W. Gray Hudkins, who became our Chief Operating Officer on October 1, 2004, and our President and Chief Executive Officer on January 1, 2006, brings a strong investment banking background and has been involved in the acquisition and integration of acquired companies prior to joining us, and has played a significant role in the acquisition and the integration of Silipos and Twincraft. We are also reliant upon the skills and experience of Kathleen P. Bloch, our Chief Financial Officer, Chief Operating Officer and Vice President, as well as Peter A. Asch, the President of Twincraft and of our personal care products division and a member of our Board of Directors.

Strong Base Business. Our medical products business benefits from a reputation of quality products, and we hold patents and patent applications, as well as quality brands and trademarks. Our personal care products business benefits from a diverse list of blue chip customers in the health and beauty, direct marketing, amenities and mass market channels. We believe that the combination of Twincraft with our Silipos skincare business offers numerous opportunities to cross-sell to customers.

Strength Across Distribution Channels. We believe we maintain strong relationships across various distribution channels in our two reporting segments. In our medical products group, this means maintaining a network of national, regional, independent and international distributors, medical catalog companies, group purchasing organizations, original equipment manufacturers, specialty retailers, and consumer catalog companies. In our personal care products group, we enjoy strong relationships with customers in a number of sales channels that provide diversification and the ability to pursue growth opportunities in a number of different markets focused on a variety of product types and price points.

Products

Personal Care

We offer a range of skincare products, including bar soap, beauty cleanser, acne soap and gel-based products such as gloves and sock products that are used for both cosmetic and scar management purposes. Our personal care products are manufactured in our Winooski, Vermont and Niagara Falls, New York facilities. We offer our personal care products to our customers in bulk form, where either they or an outside party will package the products for sale, and fully packaged so that they can be sold as shipped from our facilities.

Medical Products

Gel-Based Orthopedic Products. We manufacture and sell gel-based products for the treatment of common orthopedic and footcare conditions. These products include digitcare products, diabetes management products, pressure, friction, and shear force absorption products, products that protect the hands and wrists, and gel sheeting products for various applications.

Gel-Based Prosthetic Products. We manufacture and sell a line of products that are utilized in the fabrication of prosthetic devices. For example, we offer sheaths and liners that incorporate a gel interface between the amputee's skin and socket, providing protection for patients who are subject to significant pressure between their skin and prosthesis.

Customers

Our personal care products are sold in a highly competitive global marketplace which is experiencing increased trade concentration. With the growing trend toward consolidation, we are increasingly dependent on key customers.

Our customers include international, national, and regional distributors. Our personal care customers include branded marketers of such products, specialty retailers, direct marketing companies, and companies that service various amenities markets. We have a diverse customer base, and for the year ended December 31, 2009, only one customer accounted for more than 10.0% of our revenues. This customer is an amenity distributor in the hotel/resort industry. 2009 revenue from this customer was approximately $4.5 million or 11.0% of our total revenues. At December 31, 2009 and 2008 accounts receivable from this customer were approximately $628,000 and $359,000 respectively.

Sales, Marketing and Distribution

Personal Care

For our personal care product lines, our account representatives interact directly with health and beauty companies, specialty retailers, cosmetics companies, direct marketing companies, amenities companies, health clubs and spas, and catalog companies. We will sometimes ship product to customers in bulk for their own packaging pursuant to private label programs. In other cases, we will package the product ourselves and sell under our own proprietary brands.

Medical Products

Our sales, marketing and distribution are managed through a combination of national and regional account managers, field sales representatives, and inside sales representatives who are regionally and nationally based. We utilize international sales and marketing agents and employ representatives in the United Kingdom, Europe, Asia and Australia. We also utilize educational seminars to educate medical professionals about our product offerings. Our Silipos medical gel products continue to be sold exclusively through medical distributors. We do not sell directly to medical professionals or to patients and we do not submit claims to federal, state, or private health care insurance programs.

Manufacturing and Sourcing

Manufacturing

We manufacture gel and gel products in our Niagara Falls, New York facility, including orthotic and prosthetic products, and gel-based personal care skincare products. This manufacturing process includes the molding of the gels into specific shapes, as well as the application of gels to textiles. Our Niagara Falls facility has obtained ISO 9001 certification, which permits the marketing of our products in certain foreign markets.

We manufacture bar soap in our Winooski, Vermont facility, with additional warehousing capability in our Essex, Vermont facility.

Sourcing

We source raw materials and components from a variety of suppliers. For bar soap, we source soap base from a variety of sources in Malaysia and elsewhere in Far East Asia and we also source significant amounts of textiles from various sources in China for our gel-based medical and personal care products. We source packaging materials both domestically as well as from sources in China and Taiwan. We believe that all of our purchased products and materials could be readily obtained from alternative sources at comparable costs.

Competition

Personal Care

Our personal care products are primarily in the skincare segments. Our largest individual competitor in the private label specialty bar soap market is Bradford Soapworks. However, there are a number of other companies that produce bar soap in larger batch sizes for customers that are typically more focused on the mass markets. Other competitive skincare products include lotions, creams, water-based gels, oil-based gels, ointments and other types of products that transmit moisture, vitamins, minerals, and comfort agents to the skin. Personal care also includes categories in which the Company does not currently participate such as oral care, ingestibles, and nutraceuticals, among others. The market for high-end skincare products is dominated by a number of large multinational companies that sell under brands such as Shiseido, LVMH Moet Hennessy Louis Vuitton, Clarins and Revlon. We additionally compete with a number of specialty retailers and catalog companies that focus on the skincare market, such as The Body Shop and L'Occitaine, which are vertically integrated and manufacture their own products.

Medical Products

The markets for our medical products are highly competitive, and we compete with a variety of companies ranging from small businesses to large corporations in the foot care, podiatry, orthopedic and prosthetic markets. The markets for off-the-shelf footcare products are dominated by large retail channels. We also market our products through local shoe stores and medical practitioners' offices. Included in the markets for off-the-shelf footcare products are participants such as Dr. Scholls, Spenco and ProFoot.

In each of our target markets, the principal competitive factors are product design, innovation and performance, efficiencies of scale, quality of engineering, brand recognition, reputation in the industry, production capability and capacity, and price and customer relations.

Patents and Trademarks

We hold or have the exclusive right to use a variety of patents, trademarks and copyrights in several countries, including the United States. The following is a list of licenses and patents which we consider essential to the successful operation of our business:

- A non-exclusive, paid up (except for certain administrative fees) license with Applied Elastomerics, Incorporated, dated as of November 30, 2001, as amended (the "AEI License"), to manufacture and sell certain products using mineral oil-based gels which are manufactured using certain patents; the license terminates upon the expiration of the patents, which expire between November 16, 2010 and December 3, 2017.

- A license with Dr. Gerald Zook, effective as of January 1, 1997, to manufacture and sell certain products using mineral oil-based gels under certain patents and know-how in exchange for sales-based royalty payments; the license is exclusive as to certain products and non-exclusive as to other products, and terminates upon expiration of the underlying patents, which expire between June 27, 2006 and March 12, 2013.
- We currently own two patents (the Gould patents) which permit us to manufacture and distribute certain gel products with additives such as oil and vitamin enrichment. Both of these patents expire on August 28, 2018.
- In addition we have recently submitted a patent application to the Department of Commerce for our triglyceride gel formulations, which if granted, will provide patent protection for seventeen years from the date of the patent grant. This formulation is being used in our scar management products.

There are no other active patents or licenses which we deem to be essential to the successful operation of our business as a whole, although the loss of any patent protection that we have could allow competitors to utilize techniques developed by us or our licensors.

We also believe certain trademarks and trade names, including Silipos®, Gel-care®, Siloliner®, DuraGel®, and Silopad®, contribute significantly to brand recognition for our products, and the inability to use one or more of these names could have a material adverse effect on our business. For the year ended December 31, 2009, revenues generated by the products incorporating the technologies licensed under the AEI and Zook licenses accounted for approximately 23.0% of our revenues.

As part of the divestiture of the Langer branded custom orthotics business in October 2008, the Company sold its rights to the trademarks used in the custom orthotics business. The Company also sold its rights to the trade name "Langer."

The orthopedic, orthotic, prosthetics and personal care products industries have experienced extensive litigation regarding patents and other intellectual property rights. Furthermore, third parties may have patents of which we are unaware, or may be awarded new patents, that may materially adversely affect our ability to market, distribute, and sell our products. Accordingly, our products, including, but not limited to, our orthopedic gel-based products, may become subject to patent infringement claims or litigation or interference proceedings, any adverse determination of which could have a material adverse effect on our business.

Employees

As of March 1, 2010, we have 246 employees, of which 175 were located in Winooski, Vermont, 58 were located in Niagara Falls, New York, seven were located in New York, New York, and six are outside salespeople at various other locations. None of our employees are represented by unions or covered by any collective bargaining agreements. We have not experienced any work stoppages or employee-related slowdowns and believe that our relationship with employees is satisfactory.

Government Regulation

Medical Device Regulation

United States. Our medical products and operations are subject to regulation by the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, state authorities and comparable authorities in foreign jurisdictions. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets. Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III (described below)—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our medical products are generally Class I devices, with the exception of certain gel sheeting and prosthetic devices which are Class II devices. The FTC regulates product advertising to help ensure that claims are truthful and non-misleading.

Class I devices are subject to the lowest degree of regulatory scrutiny because they are considered low risk devices. FDA requires Class I devices to comply with its General Controls, which include compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Most Class I devices are not required to submit 510(k) premarket notifications, but all are subject to the FDA's general misbranding and adulteration prohibitions.

Class II devices are subject to the General Controls as well as certain Special Controls such as performance standards, post-market surveillance, and patient registries to assure the device's safety and effectiveness. Class II devices also typically require the submission and clearance of a 510(k) premarket notification prior to marketing. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. When a 510(k) premarket notification is required, the manufacturer must submit information to the FDA demonstrating that the device is "substantially equivalent" to a "predicate device" which is either a device that was legally marketed prior to May 28, 1976 (the date upon which the Medical Device Amendments of 1976 were enacted) or another commercially available, similar device that was subsequently cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent, it will grant a clearance order to allow the commercial marketing of the device in the U.S. By statute, the FDA is required to clear a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes longer. If the FDA determines that the device, or its intended use, is not "substantially equivalent" to a previously-cleared device or use, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill more rigorous premarketing requirements which may include the submission of a premarket approval application or the submission of a reclassification petition seeking de novo review of the device and placement into Class I or Class II. There can be no assurance that future device submissions will receive 510(k) clearances within 90 days of submission or that we will be successful in obtaining 510(k) clearances for any of our products, which could have a materially adverse effect on us.

Class III devices are subject to the highest level of regulatory scrutiny and typically include life support and life sustaining devices and implants as well as devices with a new intended use or technological characteristics that are not substantially equivalent to a use or technology currently being legally marketed. A premarket approval application, or "PMA," must be submitted and approved by FDA before marketing in the U.S.

The FDA will grant a PMA approval if it finds that the safety and effectiveness of the product have been sufficiently demonstrated and that the product complies with all applicable regulations and standards. The FDA may require further clinical evaluation of the product, terminate the clinical trials, grant premarket approval but restrict the number of devices distributed, or require additional patient follow-up for an indefinite period of time. There can be no assurance that we will be successful in obtaining a PMA for any Class III products, which is necessary before marketing a Class III product in the U.S. Delays in obtaining marketing approvals and clearances in the U.S. could have a material adverse effect on us. Unless an exemption applies, PMA submissions also are subject to user fees.

The FDA, by statute and by regulation, has 180 days to review a PMA application that has been accepted for filing, although the review of an application more often occurs over a significantly longer period of time, and can take several years. In approving a PMA application or clearing a 510(k) premarket notification application, the FDA may also require some form of post-market surveillance when the agency determines it to be necessary to protect the public health or to provide additional safety and effectiveness data for the device. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients.

Medical devices can be marketed only for the indications for which they are cleared or approved. Modifications to a previously cleared or approved device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use, design or manufacture require the submission of a new 510(k) premarket notification, a premarket approval supplement or a new premarket approval application. We have modified various aspects of our devices in the past and determined that new approvals, clearances or supplements were not required or we filed a new 510(k). Nonetheless, the FDA may disagree with our conclusion that clearances or approvals were not required for particular products and may require approval or clearances for such past or any future modifications or to obtain new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of our products. The QSR also, among other things, requires maintenance of a device master record, device history record, and complaint files. Domestic and foreign facilities associated with the manufacturing of our products for distribution in the United States are subject to periodic unscheduled inspections by the FDA to assure compliance with the FFDCA and the regulations thereunder. Based on internal audits, we believe that our facilities are in substantial compliance with the applicable QSR regulations. We also are required to report to the FDA if our products cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. Although medical device reports have been submitted in the past 5 years, none have resulted in a recall of our products or other regulatory action by the FDA. The FDA and authorities in other countries can require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns. We may also be required to submit reports to the FDA of corrections and removals. Separately, we may on our own choose to conduct a voluntary market withdrawal in situations that do not require a recall, correction or removal. The FDA could disagree with this characterization and require the reporting of a correction or removal.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect us.

Legal restrictions on the export from the United States of any medical device that is legally distributed in the United States are limited. However, there are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, and the manufacturer reasonably believes that the device could obtain 510(k) clearance in the United States, then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, if it satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported (Importing Country Criteria). We believe that all of our current products which are exported to foreign countries currently comply with these restrictions.

International. In many of the foreign countries in which we market our products, we are subject to similar regulatory requirements concerning the marketing of new medical devices. The regulations affect, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the twenty-seven member states of the European Union as well as Iceland, Lichtenstein and Norway. The legislative bodies of the European Union have adopted three directives in order to harmonize national provisions regulating the design, manufacture, clinical evaluation, packaging, labeling and adverse event reporting for medical devices: the Council Directives 90/385/EEC (Actives Implantables Directive); 93/42/EEC (Medical Device Directive); and 98/79/EC (In-Vitro-Diagnostics Directive), in all cases as amended from time to time. The member states of the European Economic Area have implemented the directives into their respective national laws. Medical devices that comply with the essential requirements of the national provisions and the directives will be entitled to bear a CE marking. Unless an exemption applies, only medical devices which bear a CE marking may be marketed within the European Economic Area. There can be no assurance that we will be successful in obtaining approval for affixing CE marks for our products in a timely manner, if at all, which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The European Committee for Standardization has adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes the presumption of conformity with the essential requirements for a CE marking and we are subject to conformity audits and inspections at any time.

Post market surveillance of medical devices in the European Economic Area is generally conducted on a country-by-country basis. The requirement within the member states of the European Economic Area vary. Due to the movement towards harmonization of standards in the European Union and the expansion of the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted.

In Canada, the Medical Devices Regulations of the Medical Device Bureau, Therapeutic Products Directorate of Health Canada ("TPD"), set out the requirements governing the sale, importation and advertisement of medical devices. The regulations are intended to ensure that medical devices distributed in Canada are both safe and effective. The Canadian medical device classification system is broadly similar to the classification systems in place in the European Union and the United States and is based on a Class I to Class IV risk-based classification system, with Class I being the lowest risk and Class IV being the highest. The TPD has issued a comprehensive set of rules and guidances, including a medical device keyword index, for determining the classification of a device. Ultimately, the responsibility of determining the classification lies with the manufacturer or importer. Devices that are Class II, III and IV are required to have a device license. Class I devices are not so required. Device licenses must be obtained from the TPD before the sale of the device, effectively creating a premarket approval regime for these categories. Many non-invasive devices are classified as Class I devices. Manufacturers of Class I devices only require an establishment license to market their products in Canada. Effective January 1, 2003, new Canadian regulatory quality systems requirements for medical devices took effect applying established quality standards to all Canadian and foreign manufacturers holding Class II, III and IV medical device licenses, and all Canadian and foreign manufacturers applying for Class II, III and IV medical licenses. These quality system regulations require Class II, III and IV medical devices to be designed and manufactured under CAN/CSA ISO 13485-2003. There are no regulatory quality system requirements for Class I medical devices.

Personal Care Product Regulation

Our personal care products are subject to regulation by the U.S. FDA, FTC, the Consumer Product Safety Commission (the "CPSC") and various other federal, state, and foreign governmental authorities. Depending upon product claims and formulation, skincare products may be regulated as consumer products, cosmetics, drugs or devices. The Silipos skincare products are primarily regulated as cosmetics, with the exception of the scar management gel sheeting which are medical devices because of their mode of use. Currently 22.2% of the Twincraft business is soap product that is not regulated by the FDA, but by the CPSC as a consumer product. Currently 75.6% of the Twincraft business is beauty soap/cleanser that is regulated by FDA as a cosmetic. Currently 2.2% of the Twincraft business is antimicrobial soap that is regulated by FDA as an OTC drug product.

Traditional soap products, which are defined as products in which most of the nonvolatile matter consists of an alkali salt of fatty acid and the detergent properties are due to the alkali-fatty acid compounds, are regulated by the CPSC under the authority of the Federal Hazardous Substances Act ("FHSA"). The FHSA requires that certain household products bear cautionary labeling to alert consumers to potential hazards that those products present. This could include warning labels for soap products if they are viewed as having irritant properties. If the CPSC believes a consumer product poses a significant hazard, it may demand recall of the product.

Traditional soap products which are intended not only for cleansing but for other cosmetic uses such as beautifying, deodorizing, or moisturizing, are regulated by FDA as cosmetics, as are beauty soaps/cleansers that do not consist primarily of alkali salts of fatty acids. These products would need to meet FDA's cosmetic requirements. There are fewer regulatory requirements for cosmetic products than for drugs or medical devices. Cosmetics marketed in the United States must comply with the FFDCA, the Fair Packaging and Labeling Act, and the FDA's implementing regulations. Cosmetics must also comply with the FDA's ingredient, quality, and labeling requirements and the FTC's requirements pertaining to truthful and non-misleading advertising.

Traditional soap products and beauty soaps/cleansers that include claims to cure, treat, or prevent disease or to affect the structure or any function of the human body are regulated as drug products. A small percentage of the Twincraft soap products are marketed as acne soaps which are regulated by the FDA as OTC drug products under a final monograph or regulation for topical acne drug products. Antibacterial and antimicrobial soaps and cleansers are regulated as topical antimicrobial OTC drug products under a tentative final monograph. Products that comply with monograph conditions do not require FDA premarket approval. Any deviation from the conditions described in the final monograph would require premarket approval from the FDA. If a product is marketed beyond the scope of the final monograph, such as making a labeling claim or including an active ingredient not covered by the monograph, the FDA will consider the product to be unapproved and misbranded and can take enforcement action against the Company or the product. Tentative final monographs are similar to final monographs in that they establish conditions under which OTC drug products can be marketed for certain uses without FDA premarketing approval. Since they have not been finalized, the FDA is not likely to take enforcement action against an OTC drug subject to a tentative final monograph whose ingredient and claims are in the OTC Review unless there is a safety or effectiveness question. Once a tentative final monograph has been finalized, products must meet the monograph conditions or the product would be considered unapproved and misbranded. Failure to meet these requirements could adversely affect our business. OTC drug products must also comply with the FTC's requirements pertaining to truthful and non-misleading advertising.

The FDA, FTC, or CPSC could disagree with our characterization of our skincare products or product claims. This could result in a variety of enforcement actions which could require the reformulation or relabeling of our products, the submission of information in support of the products' claims or the safety and effectiveness of our products, or more punitive action, all of which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Pursuant to the FFDCA, the portion of the Twincraft business that is involved with the manufacture of acne soap/cleanser products that are considered to be OTC drug products must also comply with the FDA's current good manufacturing practices, or GMPs, for drugs. As part of its regulatory authority, the FDA may periodically inspect the physical facilities, machinery, processes, records, and procedures that we use in the manufacture, packaging, storage and distribution of the drug products. The FDA may perform these inspections at any time and without advanced notice. Twincraft has a dedicated manufacturing line for soaps that are subject to drug regulations. Based on internal audits of the Twincraft facility, we believe it is in substantial compliance with the applicable drug GMP regulations. However, subsequent internal or FDA inspections may require us to make certain changes in our manufacturing facilities and processes. We may be required to make additional expenditures to comply with these orders or possibly discontinue selling certain products until we comply with these orders. As a result, our business could be adversely affected.

The portion of Twincraft's business that involves OTC drug products such as acne soaps and antimicrobial drug products must also comply with recently enacted FFDCA provisions requiring serious adverse event reporting, the maintenance of adverse event report records, and the listing of contact information for adverse event reporting on product labeling. Failure to comply with these provisions is a "prohibited act" and could adversely affect our business.

That portion of Twincraft's business that is subject to the CPSC requirements must comply with new certification requirements and applicable testing requirements under the Consumer Product Safety Improvement Act of 2008 ("CPSIA"). Under the CPSIA, every manufacturer of a product subject to a consumer product safety rule, or similar rule, ban, standard or regulation, must certify to compliance based on a test of each product or upon a reasonable testing program. Consumer products labeled for pediatric use (12 and under) may have additional requirements. The CPSIA also requires companies to report deviations from any CPSC standard, ban, or similar rule and granted the CPSC significantly enhanced reporting and recall authority. Failure to comply with CPSC requirements could result in significant penalties and/or fines and could significantly affect our business.

Personal care products marketed abroad are subject to similar foreign government regulation but may vary from country to country and could result in additional burdens on our business.

Federal Patient Information Privacy Laws

Numerous state, federal and international laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of patient health information ("patient information"), including the Health Insurance Portability and Accountability Act of 1996, or HIPAA and its associated regulations (collectively "HIPAA"). Many of these federal and state laws are more restrictive than, and not preempted by HIPAA, and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing entities subject to these laws to additional expense, adverse publicity and liability.

We do not collect, use, maintain or transmit patient health information protected by these privacy laws, and we are not otherwise currently subject to them. However, we were subject to them when we owned and operated Regal.

Regal is a covered entity directly subject to these privacy laws. Moreover, Regal had contractual arrangements with other covered entities that at that time involved the use and disclosure of patient information (called "business associate agreements"). Any patient information we may have held associated with the operations of Regal, either directly as a covered entity or indirectly as a business associate of another covered entity, was transferred in accordance with applicable law to Regal's purchaser upon our divestiture of Regal, and we did not retain any patient information. Any business associate obligations Regal may have had regarding patient information were likewise transferred to Regal's purchaser. As a result, we are no longer directly subject to these privacy laws although it is possible we could be found to be liable if a violation of these laws was determined to have occurred, prior to our divestiture of Regal, which could subject us to criminal or civil penalties and fines.

Federal and state consumer laws are also being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

Third-Party Reimbursement

Some of our medical products are prescribed by physicians or other health care service providers. These physicians and providers are eligible for third-party reimbursement, including from federal and state health insurance programs, such as Medicare and Medicaid. An important consideration for our business is whether third-party payment amounts will be adequate, since this is a factor in our customers' selection of our products. The health care industry is continuing to experience a trend toward cost containment as government and private third-party payers seek to contain reimbursement and utilization rates and to negotiate reduced payment schedules with health care product suppliers. We believe that third-party payers will continue to focus on measures to contain or reduce their costs through managed care and other efforts. These trends may result in a reduction from historical levels in per item revenue received for our products.

Medicare policies are important to our business because some of our products are covered by Medicare and sold to Medicare beneficiaries. Moreover, third-party payers often model their policies after the Medicare program's coverage and reimbursement policies. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Modernization Act, was enacted. This legislation, among other things, substantially revised the manner in which Medicare covers and pays for items of durable medical equipment and orthotic devices. Among other things, the Modernization Act provided that all Medicare suppliers of durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS") must meet new supplier quality standards and be accredited by independent accreditation organizations. Our suppliers will be subject to these new quality standards and accreditation requirements. This legislation also provided that certain products would be required to meet specified clinical conditions to qualify for Medicare payment. The Modernization Act also changed the payment methodology that would apply to certain items of DMEPOS by providing that beginning in 2007, Medicare would begin paying for them through a competitive bidding program instead of the fee schedule payment methodology. Off-the-shelf orthotic devices and other non-Class III devices were originally subject to the competitive bidding program, which was scheduled to begin in ten high population metropolitan statistical areas in 2007, and then be expanded to 70 metropolitan statistical areas in 2009, and additional areas thereafter. Payments in regions not subject to competitive bidding may also be adjusted using payment information from regions subject to competitive bidding. The Centers for Medicare and Medicaid Services ("CMS") published final regulations governing the competitive bidding program on April 10, 2007, and ultimately awarded 329 contracts to qualified suppliers of DMEPOS. Payment pursuant to the competitive bidding program was scheduled to begin on July 1, 2008, in the ten identified competitive bidding areas.

On July 15, 2008, the Medicare Improvements for Patients and Providers Act ("MIPPA") was enacted. MIPPA made certain limited changes to the Modernization Act's competitive bidding program. First, MIPPA delayed implementation of the competitive bidding program and terminated all of the previously awarded 329 contracts, effective June 30, 2008. This action effectively reinstated the payment methodology for the competitively bid items and services to the Medicare fee schedule amounts and allowed any enrolled DMEPOS supplier to provide the items and services in accordance with Medicare rules. Second, MIPPA requires that a second round of competition to select DMEPOS suppliers be conducted to rebid the previously awarded contracts. This rebid will include the same items and services bid in the first round and in the same geographic areas, with certain limited exceptions. MIPPA also delays competition for round two of the competitive bidding program from 2009 to 2011 and subsequent competition under the program from 2009 until after 2011.

Certain of our products will be subject to competitive bidding in the markets where we do business although MIPAA excludes off-the-shelf orthotics provided by certain providers, such as hospitals, during a patient admission or on date of discharge. However, Medicare payment rates for our products will be affected even in markets where competitive bidding is not implemented, thereby affecting revenue for certain of our products.

In recent years, efforts to control Medicare costs have also included the heightened scrutiny of reimbursement codes and payment methodologies. Under Medicare, certain devices used by outpatients are classified using reimbursement codes, which in turn form the basis for each device's Medicare payment levels. Changes to the reimbursement codes describing our products can result in reduced payment levels or the breadth of products for which reimbursement can be sought under recognized codes. Reduced Medicare payment levels will affect the price we can charge for our products.

On February 11, 2003, CMS made effective an interim final regulation implementing "inherent reasonableness" authority, which allows the agency and contractors to adjust payment amounts by up to 15% per year for certain items and services when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used by CMS and its contractors to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine a realistic and equitable payment amount. CMS may make a larger adjustment each year if it undertakes prescribed procedures. The agency's authority to use its inherent reasonableness authority was limited somewhat by the Modernization Act. We do not know what impact inherent reasonableness and competitive bidding would have on us or the reimbursement of our products or the applicability of the inherent reasonableness authority.

Considerable uncertainty surrounds the future determination of Medicare reimbursement levels for our products. Items reimbursable under the Medicare program are subject to legislative change, administrative rulings, interpretations, discretion, governmental funding restrictions and requirements for utilization review. Such matters, as well as more general governmental budgetary concerns, may significantly reduce payments available for our products under this program.

In addition to Medicare-related changes, numerous legislative proposals have been introduced in the U.S. Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system.

Fraud and Abuse

We are subject directly and indirectly to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE. We believe that our operations are in material compliance with such laws to the extent that such laws apply to us. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be deemed to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations would not result in a material adverse effect on our financial condition and results of operations.

Anti-kickback and Fraud Laws

Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, which are commonly known collectively as the Medicare Fraud and Abuse Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. Health and Human Services ("HHS") has issued regulations, commonly known as safe harbors that set forth certain provisions which, if fully met, will assure health care providers and other parties that they will not be prosecuted under the Medicare Fraud and Abuse Statute. Although full compliance with these provisions ensures against prosecution under the Medicare Fraud and Abuse Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Medicare Fraud and Abuse Statute will be pursued. The penalties for violating the Medicare Fraud and Abuse Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal health care programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Medicare Fraud and Abuse Statute, some of which apply to the referral of patients for health care services reimbursed by any source, not only by the Medicare and Medicaid programs.

HIPAA created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any health care benefit program, including private payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for health care benefits, items or services. This statute applies to any health benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the United States Department of Justice, ("DOJ") and provided enhanced resources to support the activities and responsibilities of the Office of Inspector General ("OIG") and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment.

Physician Self-Referral Laws

We are also potentially subject to federal and state physician self-referral laws. Federal physician self-referral legislation (commonly known as the Stark Law) prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal health care programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a health care provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

False Claims Laws

Under separate statutes, submission of claims for payment that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federal health care programs and federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it may be liable for up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,000 and $10,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of health care companies to have to defend against false claim actions, pay fines or be excluded from the Medicare, Medicaid or other federal or state health care programs as a result of an investigation arising out of such action. In addition, the Deficit Reduction Action of 2005 ("DRA") encourages states to enact state-versions of the False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by qui tam relators.

We do not file claims for payment with federal, state or private health insurance programs although we did file claims for payment under such programs on behalf of Regal prior to our divestiture of Regal. It is therefore possible that we could be found to have violated the False Claims Act, or similar state law, for filing inaccurate claims for services Regal provided during that time. We are not aware of any pending actions under the False Claims Act or any similar state law or any violation of those laws occurring prior to our divestiture of Regal.

Seasonality

Factors which can result in quarterly variations include the timing and amount of new business generated by us, the timing of new product introductions, our revenue mix, and the competitive and fluctuating economic conditions in the medical and skincare industries.

Inflation

We have in the past been able to increase the prices of our products or reduce overhead costs sufficiently to offset the effects of inflation on wages, materials and other expenses except for soap base pricing which increased dramatically in 2008. Soap base prices are highly correlated to petroleum prices and soap base prices escalated by more than 80% in 2008 from 2007 prices. We were unable to fully pass these increases on to our customers. After peaking in May of 2008, soap base pricing has declined. Since petroleum has recently been subject to dramatic price volatility, there can be no assurance that Twincraft's soap base pricing will not increase in the future.

Item 1A. Risk Factors

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be carefully considered in evaluating our business, because such factors may have a significant impact on our business, operating results, liquidity and financial condition. As a result of the risk factors set forth below, actual results could differ materially from those mentioned in any forward-looking statements. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impact our business, operating results, liquidity and financial condition. If any of the following risks occur, our business, operating results, liquidity and financial condition, and the price of our common stock, could be materially adversely affected.

Risks Related to Our Operations

We have a history of net losses and may incur additional losses in the future.

For the twelve months ended December 31, 2009 and 2008, the Company had consolidated net losses of $8.4 million and $13.6 million, respectively. We face the risk that these losses may continue beyond 2009. In order for us to achieve and maintain consistent profitability from our operations, we must achieve product revenue above current levels. We may increase our operating expenses as we attempt to expand our product lines and to the extent we acquire other businesses and products. As a result, we may need to increase our revenues significantly to achieve sustainable profitability. We cannot assure you that we will be able to achieve sustainable profitability. Any such failure could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

A write-off of intangible assets may adversely affect our results of operations.

In the year ended December 30, 2009, we recorded a $1.0 million impairment relating to our Twincraft customer list and a $4.7 million impairment to the goodwill associated with Twincraft. This impairment was based upon the results of an independent valuation of the Company's identifiable intangible assets and goodwill at October 1, 2009. In the year ended December 31, 2008, we recorded a $2.4 million impairment, related to our Twincraft customer list and a $3.3 million impairment to the goodwill associated with Twincraft. At December 31, 2009, our total assets include intangible assets of $19.2 million, which includes goodwill of $11.2 million acquired in connection with prior acquisitions. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of goodwill or other intangible assets may no longer be recoverable in which case a charge to earnings is required. In the future, we may need to record additional provision(s) for impairment, and such provision(s) may be material, which could have a material adverse effect on the market price of our common stock and our financial condition and results of operations. The current unsettled economic environment increases the likelihood of additional impairments in the future.

We may not be able to refinance our indebtedness.

We anticipate needing to refinance all or a portion of our indebtedness, including the $28,880,000 of our 5% Convertible Notes due December 7, 2011, as we do not expect to have sufficient cash from operations to repay such indebtedness in full at maturity. We cannot assure you that we will be able to refinance our indebtedness on commercially reasonable terms or at all. A failure to refinance our indebtedness could have a materially adverse effect on our business, prospects, financial condition and results of operation.

Our business plan relies on certain assumptions for the markets for our products which, if incorrect, may adversely affect our profitability.

We believe that various demographics and industry-specific trends will help drive growth in the medical and personal care markets, including:

- an aging population with broad medical coverage, increased disposable income and longer life expectancy;
- a growing emphasis on physical fitness, leisure sports and conditioning, which will continue to lead to increased injuries;
- increasing awareness and use of non-invasive devices for prevention, treatment and rehabilitation purposes; and
- an increase in the utilization of personal care products for various applications, including cleansing, cosmetic and for the treatment of various conditions.

These demographics and trends are uncertain. The projected demand for our products could materially differ from actual demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if alternative treatments to those offered by our products gain widespread acceptance.

The growth of our personal care business depends on the successful development and introduction of new products and services.

The growth of our personal care business depends on the success of existing products and services, including the manufacturing capabilities of our Twincraft subsidiary, as well as the successful development and introduction of new products, which face the uncertainty of customer acceptance and reaction from competitors. There can be no assurances that our scar management products will achieve market acceptance or be as effective as we had expected. In addition, our ability to create new products and new manufacturing services, and to sustain existing products and services, is affected by whether we can:

- develop and fund technological innovations;
- receive and maintain necessary patent and trademark protection;
- obtain governmental approvals and registrations of regulated products and manufacturing operations;
- comply with Food and Drug Administration (FDA), Federal Trade Commission (FTC), Consumer Product Safety Commission, and other governmental regulations; and
- successfully anticipate consumer needs.

The failure to develop and launch successful new products and provide new and competitive manufacturing services could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in our not being the first to market, which could compromise our competitive position.

Rising material and other costs and our increasing dependence on key suppliers could adversely impact our profitability.

Raw and packaging material commodities are subject to wide price variations. Increases in the costs of these commodities and other costs, such as energy costs, may adversely affect the Company's profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies. Of particular importance is the price of soap base, the largest raw material used in the production of soap, representing over 54.0% of Twincraft's raw material purchases for 2009. Soap base pricing is highly correlated to petroleum prices and soap base escalated by more than 80% in 2008 from 2007 prices. After peaking in May 2008, soap base pricing has declined. We were not able to fully pass these price increases on to our customers during 2008 and can provide no assurance that we will be able to do so in the future. Since petroleum has recently been subject to dramatic price volatility, there can be no assurance that Twincraft's soap base costs will not increase in the future which would have a negative impact on our gross profit and our net income.

Changes in the requirements of our personal care customers and increasing dependence on key customers may adversely affect our business.

Our personal care products are sold in a highly competitive global marketplace which is experiencing increased trade concentration. With the growing trend toward consolidation, we are increasingly dependent on key customers.

They may use their bargaining strength to demand lower prices, higher trade discounts, allowances or slotting fees, which could lead to reduced sales or profitability. We may also be negatively affected by changes in the requirements of our customers, such as inventory de-stocking, and other conditions.

Our business is highly competitive. If we fail to compete successfully, our sales and operating results may be negatively affected and we may not achieve future growth.

The orthopedic, orthotic, prosthetic, skincare and personal care markets are highly competitive. Certain of our competitors in these markets have more resources and experience, as well as more recognizable trademarks for products similar to those sold by us. In addition, the market for orthopedic devices and related products is characterized by new product development and corresponding obsolescence of existing products. Our competitors may develop new techniques, therapeutic procedures or alternative products that are more effective than our current technology or products or that render our technology or products obsolete or uncompetitive, which could cause a decrease in orders. Such decreases would have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to develop successful new products or enhance existing products, obtain regulatory clearances and approval of such products, and market such products in a commercially viable manner or gain market acceptance for such products. Failure to develop, license or market new products and product enhancements could materially and adversely affect our competitive position, which could cause a significant decline in our sales and profitability.

We expect that the level of competition faced by us may increase in the future. Some competitors have substantially greater financial, marketing, research and technical resources than us. There can be no assurance that we will be able to compete successfully in the orthopedic, orthotic, prosthetic, skincare and personal care markets. Any such failure could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to raise adequate financing to fund our operations and growth prospects.

Our product expansion programs, debt servicing requirements, targeted acquisition strategy, and existing operations will require substantial capital resources. We cannot assure you that we will be able to generate sufficient operating cash flow or obtain sufficient additional financing to meet these requirements. In May 2007, we negotiated and executed a $20 million asset-based lending facility with Wachovia Bank, National Association. Subsequent amendments to the facility have reduced maximum availability to $12 million. This facility, alone, may not be adequate to supply the amount of capital that may be required in the event of any material acquisition. As of February 28, 2010, our availability under the credit facility was approximately $7.6 million. Any material acquisition is subject to the approval of Wachovia. If we do not have adequate resources and cannot obtain additional capital on terms acceptable to us or at all, we may be required to reduce operating costs by altering and delaying our business plan or otherwise radically altering our business practices. Failure to meet our future capital requirements could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may be unable to realize the benefits of our net operating loss (“NOL”) carryforwards.

NOLs may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. Based on current federal corporate income tax rates, our NOL could provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our otherwise taxable income. If we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. Additionally, future utilization of net operating losses may be limited under existing tax law due to the change in control of PC Group in 2001 and may be further limited as a result of pending or future offerings of our common stock.

The amount of NOL carryforwards that we have claimed to date of approximately $21.9 million has not been audited or otherwise validated by the U.S. Internal Revenue Service (the “IRS”). The IRS could challenge our calculation of the amount of our NOL or any deductions or losses included in such calculation, and provisions of the Internal Revenue Code may limit our ability to carry forward our NOL to offset taxable income in future years. If the IRS were successful with respect to any challenge in respect of the amount of our NOL, the potential tax benefit of the NOL carryforwards to us could be substantially reduced.

Recent turmoil across various sectors of the financial markets may negatively impact the Company's business, financial condition and/or operating results.

Recently, the various sectors of the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by disruption in the credit markets and availability of credit and other financing, the failure, bankruptcy, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our ability to obtain financing necessary to effectively execute our strategic reevaluation strategy, the ability of our customers and suppliers to continue to operate their businesses, the demand for our products or the ability to obtain future financing which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The current economic downturn could continue to result in a decrease in our future sales, earnings, and liquidity.

Economic conditions have recently deteriorated significantly in the United States, and worldwide, and may remain depressed for the foreseeable future. These conditions have resulted in a decline in our sales and earnings and could continue to impact our sales and earnings in the future. Sales of our products are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, and consumer confidence, all of which are generally beyond our control. Consumer purchases of our products declines during periods of economic downturn, when disposable income is lower. The economic downturn also impacts distributors, our primary customers, resulting in the inability of our customers to pay amounts owed to us. In addition, if our retail customers are unable to sell our product or are unable to access credit, they may experience financial difficulties leading to bankruptcies.

Substantially all our assets are pledged to a secured lender.

On May 11, 2007, we entered into a loan and security agreement with Wachovia Bank, National Association, under which we have obtained a credit facility for loans and other financial accommodations of up to a current maximum of $12 million, of which approximately $7.6 million is available as of February 28, 2010. The amount of funds available to us under the credit facility is based primarily on our levels of eligible accounts receivable and eligible inventory, and as of the date of this report, we do not have any currently outstanding borrowings under the facility. Substantially all our assets, including assets acquired in the future, are pledged to the lender to secure our obligations to the lender. If we draw down funds under the credit facility and are unable to repay the funds when due, or are otherwise in default of the financial covenants and related obligations under the credit facility, the lender would have the right to foreclose upon our assets, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Furthermore, this credit facility with Wachovia Bank expires on September 30, 2011. Although we intend to extend or replace this credit facility on or prior to maturity, we cannot assure you that we will be able to do so on commercially reasonable terms or at all. A failure to extend or replace our credit facility could have a materially adverse effect on our business, prospects, financial condition and results of operations.

We may be adversely affected by legal actions or proceedings.

In the normal course of business, we may be subject to claims and litigation in the areas of general liability, including claims of employees, and claims, litigation or other liabilities as a result of acquisitions we have completed. The results of legal proceedings are difficult to predict and we cannot provide you with any assurance that an action or proceeding will not be commenced against us, or that we will prevail in any such action or proceeding.

An unfavorable resolution of any legal action or proceeding could materially adversely affect the market price of our common stock and our business, results of operations, liquidity or financial condition.

We rely heavily on our relationships with distributors and their relationships with health care practitioners for marketing our products, and the failure to maintain these relationships could adversely affect our business.

Our marketing success depends largely upon our arrangements with distributors and their expertise and relationships with customers such as podiatrists, orthopedists, orthopedic surgeons, dermatologists, cosmetic and plastic surgeons, occupational and physical rehabilitation professionals, prosthetists, orthotists and other health care professionals in the marketplace. Failure of our products to retain the support of these surgeons and other specialists, or the failure of our products to secure and retain similar support from leading surgeons and other specialists, could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operation. Our failure to maintain relationships with our distributors for marketing our products, or their failure to maintain relationships with health care professionals, could have an adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We enter into multi-year contracts with customers that can impact our results.

We enter into multi-year contracts with some of our customers which include terms affecting our pricing flexibility. There can be no assurance that these restraints will not have an adverse impact on our margins and operating income. While we have a diverse customer base, and no customer or distributor constituted more than 11.0% of our consolidated revenues for the year ended December 31, 2009, we do have customers and independent, third-party distributors, the loss of which could have a material negative effect on our consolidated results of operations.

The nature of our business could subject us to potential product liability and other claims.

The sale of orthotic and prosthetic products and other biomechanical devices and personal care products entails the potential risk of physical injury to patients and other end users and an inherent risk of product liability, lawsuits and product recalls. We currently maintain product liability insurance with coverage limits of $1 million per occurrence and for an annual aggregate maximum subject to a deductible of $25,000. However, we cannot assure you that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, will be obtainable at a reasonable cost. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we will continue to be exposed to the risk that our claims may be excluded and that our insurers may become insolvent. A product liability claim or series of claims brought against us for uninsured liabilities or liabilities in excess of our insurance coverage could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, as a result of a product liability claim, our reputation could be harmed and we may have to recall some of our products, which could result in significant costs to us and have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

There are significant risks associated with acquiring and integrating businesses.

An element of our growth strategy may include targeted acquisitions, that is, the acquisition of businesses and assets that will complement our current business or products, increase size, expand our geographic scope of operations, and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions, make acquisitions on satisfactory terms, or successfully acquire and/or integrate identified targets. Additionally, competition for acquisition opportunities in our industries may escalate which would increase the costs to us of completing acquisitions or prevent us from making acquisitions. An acquisition may also subject the Company to other risks and costs, including:

- loss of key employees, customers or suppliers of acquired businesses;
- diversion of management's time and attention from our core businesses;
- adverse effects on existing business relationships with suppliers and customers;
- our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition;
- risks associated with entering markets in which we have limited or no experience; and
- assumption of contingent or undisclosed liabilities of acquisition targets.

In addition, in connection with our acquisition of Twincraft, Inc. in 2007, we face the risk of incurring potential liabilities of that company which may not be covered by the limited indemnification provisions in the acquisition agreement.

The above risks could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Health care regulations could materially adversely affect the market price of our common stock and our business, financial condition and results of operations.

Our businesses are subject to governmental regulation and supervision in the United States at the federal and state levels and abroad. These regulations include regulations of the FDA of our medical and personal care products, and other laws and regulations governing our business relationships involved in the marketing of our medical devices, products and services. When we acquire a new company, we may be subject to certain disclosure, enrollment and other requirements regarding the acquired company's ongoing operations. In addition, Twincraft, our soap manufacturing business (which is part of our personal care segment) is also subject to potentially far reaching regulation by the Consumer Product Safety Commission, FDA and FTC, which may require us to alter one or more of our practices to be in compliance with the applicable laws and regulations. Collectively, our products are actively regulated by various government entities as to their safety and quality, and additional regulatory obligations apply as to our medical products regulated as medical devices and the soap products regulated as OTC drug products.

If we fail to obtain the necessary product approvals or otherwise comply with applicable regulatory requirements, it could result in government authorities taking punitive actions against us, including, among other things, imposing fines and penalties on us or preventing us from manufacturing or selling our products. In addition, health care fraud and abuse regulations are complex, and even minor or inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. In connection with our original acquisition of Regal, we subsequently acquired the membership interests of Regal Medical Supply, LLC, in order to effectuate the original intent of the parties and ensure that its provider numbers and taxpayer identification number were effectively acquired with the Company's purchase of Regal. No assurance can be given that the federal government will interpret these requirements, which are often highly technical and subject to interpretation, in the same manner as the Company has, or that regulatory authorities will not question the manner in which Regal was conducted prior to acquisition of the membership interests of Regal Medical Supply, LLC, and subsequent to our divestiture of it. Any violations of these laws, including those relating to Medicare and Medicaid reimbursement for the period prior to the acquisition of the membership interests of Regal Medical Supply, LLC, or subsequent to our divestiture of it could result in claims for repayment of prior reimbursements or otherwise have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Changes in government and other third-party payer reimbursement levels could adversely affect the revenues and profitability of our medical segment.

Our medical products are sold by us through our network of national, regional, independent and international distributors who sell our products to hospitals, doctors and other health care providers, many of whom are reimbursed for the health care services provided to their patients by third-party payers, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Many of these programs set maximum reimbursement levels for certain of our products sold in the United States. We may be unable to sell our products through our distributors on a profitable basis if third-party payers deny coverage or reduce their current levels of reimbursement, or if our costs of production increase faster than increases in reimbursement levels. The percentage of our products for which a health care provider or ultimate consumer receives reimbursement from Medicare or other insurance programs may increase as the portion of the United States population over age 65 continues to grow, making us more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payer reimbursement levels because of indexing of Medicare fee schedules by certain third-party payers. Furthermore, the health care industry is experiencing a trend towards cost containment as government and private insurers seek to contain health care costs by imposing lower reimbursement rates and negotiating reduced contract rates with service providers.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. The ability of hospitals supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Canada and some European countries, for example, have tightened reimbursement rates. If adequate levels of reimbursement from third-party payers outside of the United States are not obtained, international sales of our products may decline, which could adversely affect our net sales and could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Our business is subject to substantial government regulation relating to medical products, personal care products, and services that could have a material adverse effect on our business.

Government regulation in the United States and other countries is a significant factor affecting the research, development, formulation, manufacture and marketing of our products. In the United States, the FDA has broad authority to regulate the design, manufacture, formulation, marketing and sale of medical devices, and other medical products, and many of our personal care products. FDA's regulation of personal care products includes ingredient, quality, and labeling requirements. The Consumer Products Safety Commission has authority over our non-cosmetic soap products and could require cautionary labeling for products viewed as having irritant properties. The FTC has broad authority over all product advertising to ensure statements are truthful and non-misleading. Overseas, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the United States but which vary from country to country. United States and foreign regulation continues to evolve, which could result in additional burdens on our operations. If we fail to comply with applicable regulations we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. Additionally, the cost of maintaining personnel and systems necessary to comply with applicable regulations is substantial and increasing.

Some of our medical products may require or will require regulatory clearance or approval prior to being marketed. The process of obtaining these clearances or approvals can be lengthy and expensive. We may not be able to obtain or maintain necessary clearances or approvals for testing or marketing our products. Moreover, regulatory clearances and approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the products. Regulatory authorities may also withdraw product clearances or approvals if we fail to comply with regulatory standards or if any problems related to our products develop following initial marketing. We are also subject to strict regulation with respect to our manufacturing operations. This regulation includes testing, control and documentation requirements, and compliance with the Quality Systems Regulation and current good manufacturing practices, which is monitored through inspections by regulatory authorities.

Our profitability depends, in part, upon our and our distributors' ability to obtain and maintain all necessary certificates, permits, approvals and clearances from the United States and foreign regulatory authorities and to operate in compliance with applicable regulations. Delays in the receipt of, or failure to receive necessary approvals, the loss of previously obtained clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The portion of our personal care business that involves the sale of acne soaps and antimicrobial drug products is subject to substantial government regulation that could have a material adverse effect on our business.

Drug products are subject to substantial government regulation in the United States that affects the research, development, formulation, manufacture, storage, distribution, labeling, and marketing of the products. This includes strict regulation of all facets of the manufacturing process including production and process controls, packaging and labeling controls, holding and distribution, testing, and documentation. Compliance with current good manufacturing practice (GMP) regulations and adverse event reporting and recordkeeping requirements are monitored through FDA inspections. We are also subject to state requirements and licenses applicable to manufacturers of drug products. Twincraft has a dedicated manufacturing line for soaps that are subject to drug regulations. Failure to pass a GMP inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action could result in, among other things, significant fines, seizures or recalls of products, operating restrictions and criminal prosecution. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability and could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Twincraft's acne soaps are subject to FDA regulation as OTC drug products under the final monograph or regulation for topical antiacne products. Any deviation from the specific ingredients, labeling requirements, or conditions described in the final monograph or the general drug regulations could misbrand the product and render it an unapproved new drug. This could result in a variety of enforcement actions against the Company and/or the product as well as the reformulation or relabeling of our products, all of which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. Twincraft's antimicrobial or antibacterial soaps and cleansers are subject to regulation as OTC drug products under the tentative final monograph for topical antimicrobial OTC drug products. It is unclear when the FDA will finalize this tentative final monograph, but if Twincraft products do not meet conditions specified in the monograph when finalized, we would need to reformulate or relabel our products or discontinue selling the affected products. Any failure to comply could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

If the FDA, FTC, or CPSC disagrees with our characterization of our other skincare products or product claims and determines that they are drug products, this could result in a variety of enforcement actions which could require the reformulation or relabeling of our products, the submission of information in support of the products' claims or the safety and effectiveness of our products, or more punitive action, all of which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The portion of our personal care products business that involves the sale of soaps as consumer products is subject to substantial government regulation that could have a material adverse effect on our business.

That portion of Twincraft's business that is subject to the CPSC requirements must comply with new certification requirements and applicable testing requirements under the Consumer Product Safety Improvement Act of 2008 ("CPSIA"). Under the CPSIA, every manufacturer of a product subject to a consumer product safety rule, or similar rule, ban, standard, or regulation, must certify to compliance based on a test of each product or upon a reasonable testing program. Consumer products labeled for pediatric use (12 and under) may have additional requirements. The CPSIA also requires companies to report deviations from any CPSC standard, ban, or similar rule and granted the CPSC significantly enhanced recall authority. Failure to comply with CPSC requirements could result in significant penalties and/or fines and could significantly affect our business.

The development and marketing of new product lines, including any scar management products, is subject to government regulation that could delay the planned launch of such products and could have a material adverse effect on our business.

Any new product lines, including any scar management products, which we may introduce will be subject to government regulation which could affect the research, development and formulation of the products. In the United States, the products may be subject to regulation by the FDA and FTC and various other federal and state laws and requirements. Overseas, these products may be subject to foreign governmental regulation which may in many respects be similar to the US, but which could vary from country to country. Depending on product claims and formulations, such products may be regulated as cosmetics, devices, drugs, or combination drug-devices.

There is no assurance that the products will be successfully developed or launched in the current year or at any time in the future or that the FDA or FTC will agree with our characterization of the products as cosmetics or our product claims. This could result in a variety of enforcement actions which could require the reformulation or relabeling of our products, further safety or clinical testing of the products, the submission of information in support of the product claims or the safety of the products, or more punitive action, all of which could have a material adverse effect on our business.

We anticipate developing and launching in subsequent years scar management products which may be regulated as cosmetics, devices, drugs, or combination drug-device products, depending on the product claims and formulations. Some or all of the products may require extensive clinical testing and regulatory clearance or approval prior to being marketed. The process of conducting these studies and obtaining the necessary clearances or approvals can be lengthy and expensive and there is no assurance that we will ultimately develop these products or obtain the necessary clearances or approvals for testing or marketing these products. Once launched, we would be subject to continual oversight and regulation by the FDA, FTC and other regulatory bodies as to product safety, quality and claims. If regulated as devices, drugs, or combination products, our manufacturing process would be subject to strict regulation. This regulation includes testing, control and documentation requirements, compliance with the QSR and/or current good manufacturing practice requirements, and FDA inspection. Delays in the receipt of, or failure to receive necessary approvals or clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

Modifications to our marketed devices may require FDA regulatory clearances or approvals and may require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

The medical products we market in the United States have obtained market clearance through the Premarket Notification process under Section 510(k) of the FFDCA or are exempt from the 510(k) Premarket Notification requirements. We have modified some of our products and product labeling since obtaining 510(k) clearance. We believe those changes did not trigger the requirement for a new 510(k) filing, but if FDA were to disagree, we would be required to submit new 510(k) Premarket Notifications for the modifications to our existing products. We may be subject to enforcement action by the FDA for failure to file the 510(k) submissions for the product changes and be required to stop marketing the products while the FDA reviews the new 510(k) Premarket Notification submissions. If the FDA requires us to go through a lengthier, more rigorous examination than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline or otherwise adversely impact our growth. In addition, the FDA may determine that future products will be subject to the more costly, lengthy and uncertain Premarket Approval, or PMA, process. Products that are approved through the PMA process generally need FDA approval before they may be modified.

Our products may be subject to product recalls even after receiving clearance or approval, which would harm our reputation and our business.

The FDA, the Consumer Products Safety Commission and foreign regulatory authorities have the authority to request and, in some cases, require the recall of products if they violate the applicable law or pose a risk of injury or gross deception. Typical reasons for recalls are material deficiencies, design defects or manufacturing defects or consumer complaints. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design defects, adulteration, misbranding, or any other incidents related to our medical devices or personal care products, including, but not limited to, adverse event reports, cease and desist communications and any other product liability issues related to our products. Any product recall would divert managerial and financial resources and harm our reputation with customers and our business.

If our medical device products fail to comply with the FDA's Quality System Regulation, our manufacturing could be delayed, and our product sales and profitability could suffer.

Our device manufacturing processes are required to comply with the FDA's Quality System Regulation, which covers the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, failure to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecution. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability.

Loss of the services of key management personnel could adversely affect our business.

Our operations are dependent upon the skill, experience and performance of a relatively small group of key management and technical personnel, including our Chairman, our President and Chief Executive Officer, our Chief Financial Officer and Chief Operating Officer and our head of our personal care business segment. The unexpected loss of the services of one or more of key management and technical personnel could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Our Chairman and our President and Chief Executive Officer devote only as much of their time as is necessary to the affairs of the Company and also devote time serving in various capacities with other public and private entities, including entities owned and controlled by Mr. Kanders. As part of the Company's strategic realignment, we are exploring options to bring in new CEO leadership who will be better equipped at assisting the realigned Company in growing its revenues in its core markets and taking advantage of external growth opportunities. If appropriate as a result of strategic changes in the nature of the Company's business, arrangements with certain executive officers of the Company may be adjusted so they only devote as much as is necessary to the affairs of the Company and serve other public and private entities including Kanders & Company in various capacities. While management believes any such non-exclusive arrangements involving Kanders & Company will benefit the Company by availing itself of certain of the resources of Kanders & Company, the other business interests of these individuals could limit their ability to devote time to our affairs.

Our business, operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

The orthopedic, orthotic, prosthetics and personal care product industries have experienced extensive litigation regarding patents and other intellectual property rights, and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. Furthermore, third parties may have patents of which we are unaware, or may be awarded new patents, that may materially adversely affect our ability to market, distribute and sell our products. Accordingly, our products, including, but not limited to, our orthopedic gel-based products, may become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office (the "USPTO"), or the foreign equivalents thereto to determine the priority of inventions, by competitors or other companies. The defense and prosecution of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereto and related legal and administrative proceedings are both costly and time consuming. An adverse determination in litigation or interference proceedings to which we may become a party could:

- subject us to significant liabilities to third parties;
- require disputed rights to be licensed from a third-party for royalties that may be substantial;
- require us to cease manufacturing, using or selling such products or technology; or
- result in the invalidation or loss of our patent rights.

Any one of these outcomes could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. Furthermore, we may not be able to obtain necessary licenses on satisfactory terms, if at all. Even if we are able to enter into licensing arrangements, costs associated with these transactions may be substantial and could include the long-term payment of royalties. Accordingly, adverse determinations in a judicial or administrative proceeding or our failure to obtain necessary licenses could prevent us from manufacturing and selling our products, or from using certain processes to make our products which would have a material adverse effect on the market price of our common stock and our business, operating results and financial condition. Moreover, even if we are successful in such litigation, the expense of defending such claims could be material.

In addition, we may in the future need to litigate to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. Such enforcement of our intellectual property rights could involve counterclaims against us. Any future litigation or interference proceedings may result in substantial expense to us and significant diversion of effort by our technical and management personnel.

Intellectual property litigation relating to our products could also cause our customers or potential customers to defer or limit their purchases of our products, or cause health care professionals, agents and distributors to cease or lessen their support and marketing of our products.

We may not be able to maintain the confidentiality, or assure the protection, of our proprietary technology.

We hold or have the exclusive right to use a variety of patents, trademarks and copyrights in several countries, including the United States that we are dependent on, including patents and patent applications in the U.S. and certain foreign jurisdictions and a number of trademarks for technologies and brands related to our product offerings. The ownership of a patent or an interest in a patent does not always provide significant protection, and the patents and patent applications in which we have an interest may be challenged as to their validity or enforceability. Others may independently develop similar technologies or design around the patented aspects of our technology. Challenges may result in potentially significant harm to our business. We are also dependent upon a variety of methods and technologies that we regard as proprietary trade secrets. In addition, we have (i) a non-exclusive, paid up (except for certain administrative fees) license with Applied Elastomerics, Incorporated (the "AEI License") dated as of November 30, 2001, as amended, to manufacture and sell certain products using mineral oil based gels under certain patents, during the life of such patents, and (ii) a license with Gerald Zook (the "Zook License"), effective as of January 1, 1997, to manufacture and sell certain products using mineral oil based gels under certain patents and know how, during the life of such patents, in exchange for sales based royalty payments, that is exclusive as to certain products but is non-exclusive as to others. We believe our trademarks and trade names, including Silipos®, Gel-Care®, Siloliner®, DuraGel® and Silopad®, contribute significantly to brand recognition for our products, and the inability to use one or more of these names could have a material adverse affect on our business. For the years ended December 31, 2009 and 2008, revenues generated by the products incorporating the technology licensed under the AEI License accounted for approximately 23.0% and 22.4% of our revenues, respectively.

We rely on a combination of trade secret, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. There can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology and trade secrets.

Further, although we seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with certain of our employees and consultants, we cannot assure you that:

- these confidentiality agreements will not be breached;
- we will have adequate remedies for any breach;
- we will not be required to disclose such information to the FDA or other governmental agency in order for us to have the right to market a product; or
- trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Any finding of unenforceability, invalidity, non-infringement, or misappropriation of our intellectual property could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products, which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

In addition, our licenses, including the AEI License and the Zook License, could be terminated under a variety of circumstances including for material breach of the license agreements or in the event of the bankruptcy or insolvency of the licensor. Any such termination could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

A portion of our revenues and expenditures is subject to exchange rate fluctuations that could adversely affect our reported results of operations.

While a majority of our business is denominated in United States dollars, in 2009 we maintained operations in Canada that required payments in the local currency and payments received from customers for goods sold in foreign countries are typically in the local currency. Consequently, fluctuations in the rate of exchange between the United States dollar and certain other currencies may affect our results of operations and period-to-period comparisons of our operating results. For example, the value of the U.S. dollar has increased over the last year relative to the British pound (which is the principal foreign currency material to our business) causing a decrease in our reported revenues when we convert the higher valued foreign currencies into U.S. dollars. If the value of the U.S. dollar were to increase in relation to that currency in the future, there could be a negative effect on the value of our sales in that market when we convert amounts to dollars when we prepare our financial statements. We do not engage in hedging or similar transactions to reduce these risks.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials or waste. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials or waste, and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations.

Our quarterly operating results are subject to fluctuations.

Our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter due to seasonal factors and for other reasons. Factors which can result in quarterly variations include the timing and amount of new business generated by us, the timing of new product introductions, product launches into new markets, our revenue mix, acquisitions, the timing of additional selling and general and administrative expenses to support the anticipated growth and development of new business units and the competitive and fluctuating economic conditions in which we operate.

Quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenues or net income between quarters could result in a decrease in the market price of our common stock.

We may be subject to claims and liabilities with respect to the businesses we previously divested that may result in adverse outcomes to our business.

In 2008, we completed the divestiture of all but our current Silipos and Twincraft businesses. When we dispose of businesses we are subject to the risk, contractually agreed or otherwise, of certain pre-transaction liabilities. Although the acquirers generally assumed liabilities relating to those businesses, we may be subject to claims and lawsuits by third parties, including former vendors, employees and consultants of ours, related to actions or inaction by an acquirer. In addition, our divestiture agreements provided customary indemnifications to purchasers of our businesses or assets. We agreed to indemnify the acquirers against specified losses in connection with the sold businesses.

If an acquirer makes an indemnification claim or a third party commences an action against us or an acquirer, we may incur substantial expense and our management may have to devote a substantial amount of time resolving such claims or defending against such actions, which could harm our business, operating results and financial condition. In addition, we may be required to expend substantial resources trying to determine which party has responsibility for a claim, even if we are ultimately found to be not responsible.

In connection with our 2008 divestitures, we will in the future be subject to certain non-competition and non-solicitation restrictions.

The non-competition and non-solicitation provisions of the agreement we entered into when we disposed of the Langer branded custom orthotics and related products business provides that for a period of five years after the closing of the sale (October 24, 2008), neither we nor any of our affiliates are permitted: (i) to engage in any business that competes with the business of producing and selling high-quality custom orthotic devices, ankle and foot orthotics and prefabricated foot products for the long-term care, orthopedic, orthotic and prosthetic markets, (ii) to own, be employed by, provide financing to, consult with or otherwise render services to any person who is engaged in such business (with certain exceptions); and (iii) to solicit or induce any employee, distributor, sales representative, agent or contract of the purchaser or any of its affiliates to terminate his or its employment or other relationship with the purchaser or any of its affiliates.

In connection with the sale of Regal, the Company agreed that for a period of three years following the sale (June 11, 2008), the Company would not compete with Regal by engaging in any business providing contracture management services in the long-term care market and rehabilitation settings by assisting facility personnel in product selection, product fitting and billing services; provided, however, that such restrictions shall not be applicable to any successor in interest to all or any portion of the Company's medical products and/or personal care products segments as described in the Company's Form 10-K for the year ended December 31, 2007.

The non-competition and non-solicitation prohibitions will restrict the business opportunities available to us in the future.

Risks Related to Our Common Stock

One stockholder has the ability to significantly influence the election of our directors and the outcome of corporate action requiring stockholder approval.

As of March 15, 2010, Warren B. Kanders, our Chairman of the Board of Directors, in his capacity as sole manager and voting member of Langer Partners, LLC ("Langer Partners") and the sole stockholder of Kanders & Company, Inc., may be deemed to be the beneficial owner of 2,115,906 shares, or approximately 27.0% of our outstanding common stock. (This amount does not include options which if exercised would provide 615,000 additional shares of common stock and restricted stock awards of 500,000 shares, which presently will vest only if and when the Company has earnings before interest, taxes, depreciation and amortization of at least $10,000,000 in any period of four consecutive fiscal quarters, commencing with the quarter beginning January 1, 2007, or 1,126,199 shares issuable upon conversion of the 5% Convertible Notes). As of March 15, 2010, current executive officers and directors, including Mr. Kanders, beneficially own an aggregate of 3,093,840 shares (excluding the options and restricted stock awards, shares issuable upon conversion of the 5% Convertible Notes, and shares associated with unexercised warrants referenced above) or approximately 39.4% of our outstanding common stock. Consequently, Mr. Kanders, acting alone or together with our other officers and directors, has the ability to significantly influence all matters requiring stockholder approval, including the election of our directors and the outcome of corporate actions requiring stockholder approval, such as a change in control.

The price of our common stock has been and is expected to continue to be volatile, which could affect a stockholder's return on investment.

There has been significant volatility in the stock market and in particular in the market price and trading volume of securities, which has often been unrelated to the performance of the companies. The market price of our common stock has been subject to significant fluctuations, and we expect it to continue to be subject to such fluctuations for the foreseeable future. We believe the reasons for these fluctuations include, in addition to general market volatility, the relatively thin level of trading in our stock, and the relatively low public float. Therefore, variations in financial results, announcements of material events, technological innovations or new products by us or our competitors, our quarterly operating results, changes in general conditions in the economy or the health care industry, other developments affecting us or our competitors or general price and volume fluctuations in the market are among the many factors that could cause the market price of our common stock to fluctuate substantially.

Shares of our common stock have been thinly traded in the past.

The trading volume of our common stock has not been significant, and there may not be an active trading market for our common stock in the future. As a result of the thin trading market or "float" for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future. Although our common stock is currently traded on the NASDAQ Capital Market, we cannot provide any assurance that our common stock will continue to be listed on the NASDAQ Capital Market.

If our shares of common stock are removed from listing on the NASDAQ Capital Market, our stock price and business opportunities may be adversely affected.

On January 11, 2010, we received notice from the Office of General Counsel of the Nasdaq Stock Market ("NASDAQ") that the Company's request to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved by the Nasdaq Hearings Panel (the "Panel") reviewing the Company's listing. The transfer became effective at the opening of the market on January 13, 2010. The Company's common stock continues to trade under the symbol "PCGR." The Panel also granted the Company until July 19, 2010 to meet the $1.00 minimum bid price requirement of the Nasdaq Capital Market under Listing Rule 5550(a)(2).

The Company submitted its request to the Panel to transfer to the Nasdaq Capital Market in response to the letter the Company received from Nasdaq, previously disclosed on the Form 8-K filed by the Company on October 28, 2009, informing the Company that for 30 consecutive business days the Company's common stock had not maintained the minimum market value of publicly held shares of $5,000,000 for continued inclusion on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C).

The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. Companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq's corporate governance standards.

If our common stock were delisted from the Nasdaq Capital Market, such delisting may have an adverse impact on the price of our shares of common stock, the volatility of the price of our shares, and/or the liquidity of an investment in our shares of common stock.

We may issue a substantial amount of our common stock in the future which could cause dilution to investors and otherwise adversely affect our stock price.

A key element of our compensation strategy is to base a portion of the compensation payable to management and our directors on restricted stock awards and other equity-based compensation, to align the interests of directors and management with the interests of the stockholders. In 2007, we issued restricted stock awards for an aggregate of 955,000 shares to eight officers and directors, of which restricted stock awards for 872,500 shares to six officers and directors remain. These awards will vest if and when the Company achieves certain financial and operating targets or, in some cases, upon a change of control. None of the restricted stock awards granted in 2007 is presently vested.

We may also issue additional shares of common stock as consideration for any acquisitions we consummate. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration, stockholders' interest may be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock than other investors, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes.

In January and May 2007, we issued an aggregate of 1,068,356 shares of our common stock as part of the consideration we paid for the Twincraft acquisition. We also issued 333,483 shares in connection with the Regal acquisition in 2007.

We have a significant amount of convertible indebtedness outstanding and may issue a substantial amount of our common stock in connection with these and other outstanding securities and in connection with future acquisitions and our growth plans; any such issuances of additional shares could adversely affect our stock price.

On December 8, 2006, we sold $28,880,000 of our 5% Convertible Notes in a private placement. At the date of issuance, the 5% Convertible Notes were convertible into 6,080,000 shares of our common stock at a conversion price of $4.75 per share. As a result of the anti-dilution provisions of the 5% Convertible Notes and the issuance of 1,068,356 shares of common stock in the Twincraft acquisition and 333,483 shares in the Regal acquisition, the 5% Convertible Notes are now convertible into 6,195,165 shares of our common stock, at a conversion price, as adjusted, of $4.6617 per share, subject to further adjustment in certain circumstances. The conversion of the 5% Convertible Notes could result in dilution in the value of the shares of our outstanding stock and the voting power represented thereby. The effect of the conversion of all of our outstanding 5% Convertible Notes would be to increase outstanding shares and dilute current shareholders by approximately 44.1% at March 15, 2010. In addition, the conversion price of our 5% Convertible Notes may be lowered under the conversion price adjustment provisions of the notes in certain circumstances, including if we issue common stock at a net price per share less than the conversion price then in effect or if we issue rights, warrants or options entitling the recipients to subscribe for or purchase shares of our common stock at a price per share less than the conversion price (after taking into account any consideration we received for such rights, warrants or options). A reduction in the conversion price would result in an increase in the number of shares issuable upon the conversion of our 5% Convertible Notes. We also have a significant number of stock options and warrants outstanding, and restricted stock awards which would vest if we achieve certain performance targets. Effective January 1, 2009, the Company adopted FASB ASC 815-40 (prior authoritative literature: EITF 07-5 "Determining Whether an Instrument is Indexed to an Entity's Own Stock") and will adjust the conversion option in its convertible debt to its fair value in future reporting periods which may result in more volatility in operating results.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly-held Delaware corporations to which it applies from engaging in a "business combination" (generally including mergers, consolidations and sales of 10% or more of the corporation's assets) with an "interested stockholder" (generally defined as a person owning 15% or more of the outstanding voting stock of the corporation, subject to certain exceptions) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

It could also discourage, delay or prevent another company from merging with us or acquiring us, even if our stockholders were to consider such a merger or acquisition to be favorable.

Additionally, our Board of Directors has the authority to issue up to 250,000 shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting and conversion rights, of those shares without any further action or vote by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future. Such provisions could adversely affect the holders of common stock in a variety of ways, including by potentially discouraging, delaying or preventing a takeover of us and by diluting our earnings per share.

We do not expect to pay dividends in the foreseeable future.

We currently do not intend to pay any dividends on our common stock. We currently intend to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We are headquartered and have sales offices in New York, New York and operate manufacturing facilities in Niagara Falls, New York, and Winooski, Vermont. The following table sets forth information about our real properties where our manufacturing, warehouse, sales and office space are located:

Location	Use	2009 Annual Rent	Owned/ Leased	Lease Termination Date		Size (Square Feet)
Niagara Falls, New York	Manufacturing and distribution	$443,011	Leased	May 31, 2018	(1)	40,000
Niagara Falls, New York	Manufacturing	$ 33,306	Leased	February 28, 2011	(2)	5,250
New York, New York	Corporate headquarters and sales	$ 39,000	Leased	May 31, 2010	(3)	3,000
King of Prussia, Pennsylvania	Vacant	$ 99,014	Leased	December 31, 2012	(4)	24,000
Winooski, Vermont	Manufacturing and distribution	$452,500	Leased	January 22, 2014	(5)	90,500
Essex, Vermont	Distribution and warehousing	$303,600	Leased	October 1, 2010	(5)	80,100

(1) The rent increases each year throughout the lease.

(2) The lease was renewed to February 28, 2011.

(3) Management expects to lease comparable space upon lease expiration.

(4) Formerly Regal Medical Supply, LLC's sales and administration offices; it is anticipated that the property will be sublet.

(5) Twincraft business that was acquired in January 2007.

We believe that our manufacturing, warehouse and office facilities are suitable and adequate and afford sufficient capacity for our current and reasonably foreseeable future needs. We believe we have adequate insurance coverage for our properties and their contents.

Item 3. Legal Proceedings

On or about February 13, 2006, Dr. Gerald P. Zook filed a demand for arbitration with the American Arbitration Association, naming the Company and Silipos as two of the sixteen respondents. (Four of the other respondents are the former owners of Silipos and its affiliates, and the other ten respondents are unknown entities.) The demand for arbitration alleged that the Company and Silipos were in default of obligations to pay royalties in accordance with the terms of a license agreement between Dr. Zook and Silipos dated as of January 1, 1997, with respect to seven patents owned by Dr. Zook and licensed to Silipos. Silipos has paid royalties to Dr. Zook, but Dr. Zook claimed that greater royalties were owed. Silipos vigorously disputed any liability and contested his theory of damages. Dr. Zook agreed to drop PC Group, Inc. (then known as Langer, Inc.), but not Silipos, from the arbitration, without prejudice. Arbitration hearings were conducted on February 2-6, 2009 at which time Dr. Zook sought almost $1 million in damages and a declaratory judgment with respect to royalty reports. On June 4, 2009, the arbitrator issued a decision denying and dismissing all claims of Dr. Zook and entitling Silipos to recover its reasonable attorneys' fees in connection with the arbitration. On August 17, 2009, the arbitrator issued a final award dismissing all claims of Dr. Zook and awarding Silipos approximately $256,000 in attorneys' fess with simple interest at 9% per annum accruing from October 1, 2009. Silipos made a motion in the New York County Supreme Court to confirm the arbitration award. On December 22, 2009, the New York County Supreme Court entered a judgment confirming the arbitration award in the amount of $262,191 and the time for appealing the judgment has since expired. The Company recorded a receivable and reduced legal expenses in the amount of the award, and the receivable is being reduced each month by the amount of royalties earned by Dr. Zook under the license agreement.

The Company received a letter from Langer Biomechanics, Inc. f/k/a Langer Acquisition Corp. ("Langer Biomechanics") dated September 17, 2009, alleging the breach by the Company of certain representations and warranties contained in the Asset Purchase Agreement dated October 24, 2008 between the Company and Langer Biomechanics, (the "Asset Purchase Agreement"), related to the sale of the assets and liabilities of the Company's former Langer branded custom orthotics and related products business. No damages were alleged by Langer Biomechanics at the time. As a result of Langer Biomechanics' allegation, a receivable in the amount of $237,500 that was scheduled to be released to the Company from escrow on October 24, 2009, continued to be held in escrow in accordance with the terms of the Escrow Agreement dated October 24, 2008, by and among the Company, Langer Biomechanics, and The Bank of New York Mellon. On February 18, 2010, Langer Biomechanics filed a formal claim of indemnification. However, Langer Biomechanics agreed to release the remaining amount being held in escrow. On March 1, 2010, the remaining escrow balance was released and received by the Company.

Additionally, in the normal course of business, the Company may be subject to claims and litigation in the areas of general liability, including claims of employees, and claims, litigation or other liabilities as a result of acquisitions completed. The results of legal proceedings are difficult to predict and the Company cannot provide any assurance that an action or proceeding will not be commenced against the Company or that the Company will prevail in any such action or proceeding.

An unfavorable resolution of any legal action or proceeding could materially adversely affect the market price of the Company's common stock and its business, results of operations, liquidity, or financial condition.

Item 4. Reserved

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PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Our common stock, par value $0.02 per share, had traded on the Nasdaq Global Market since August 23, 2005. On January 13, 2010 our stock, which is listed under the symbol "PCGR", began trading on the Nasdaq Capital Market. The following table sets forth the high and low bid prices for our common stock as reported.

The last reported sale price on March 15, 2010, was $0.46. On such date, there were approximately 684 holders of record of our common stock. This figure excludes all owners whose stock is held beneficially or in "street" name.

Year ended December 31, 2010	High	Low
First Quarter (January 1-March 15)	$ 0.70	$ 0.30
Year ended December 31, 2009	**High**	**Low**
First Quarter	$ 0.75	$ 0.16
Second Quarter	$ 3.05	$ 0.19
Third Quarter	$ 1.10	$ 0.39
Fourth Quarter	$ 0.70	$ 0.21
Year ended December 31, 2008	**High**	**Low**
First Quarter	$ 2.95	$ 1.70
Second Quarter	$ 2.07	$ .79
Third Quarter	$ 1.40	$ .56
Fourth Quarter	$ 1.00	$ .27

Dividend Policy

We have not declared any cash dividends on our common stock in the past, and we do not presently anticipate declaring or paying any cash dividends in the foreseeable future. We currently anticipate that we will retain all future earnings for use in our business. The payment of dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on payment of dividends, and other factors our Board of Directors deems relevant.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion in this Item 7 should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of specific events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in Item 1A, Risk Factors, and elsewhere in this Annual Report.

Overview

Through our wholly-owned subsidiaries, Twincraft and Silipos, we offer a diverse line of personal care products for the private label retail, medical, and therapeutic markets. In addition, at Silipos, we design and manufacture high quality gel-based medical products targeting the orthopedic and prosthetic markets. We sell our medical products primarily in the United States and Canada, as well as in more than 30 other countries, to national, regional, and international distributors. We sell our personal care products primarily in North America to branded marketers of such products, specialty and mass market retailers, direct marketing companies, and companies that service various amenities markets.

Our broad range of gel-based orthopedic and prosthetics products are designed to protect, heal, and provide comfort for the patient. Our line of personal care products includes bar soap, gel-based therapeutic gloves and socks, scar management products, and other products that are designed to cleanse and moisturize specific areas of the body, often incorporating essential oils, vitamins, and nutrients to improve the appearance and condition of the skin.

Twincraft, a manufacturer of bar soap, focuses on the health and beauty, direct marketing, amenities, and mass market channels, was acquired in January 2007, and Silipos, which offers gel-based personal care and medical products, was acquired in September 2004.

Recent Developments:

Name Change

On July 23, 2009, we changed our name from Langer, Inc. to PC Group, Inc. The name change was approved at our 2009 Annual Meeting of Stockholders held on July 14, 2009. We also changed our stock ticker symbol on NASDAQ from "GAIT" to "PCGR" effective at the commencement of trading on July 24, 2009.

The new name is intended to more accurately reflect our current business model and scope of our product offerings. We have historically designed, manufactured and distributed a broad range of medical products targeting the orthopedic, orthotic, and prosthetic markets. Today, we offer a more diverse line of personal care products for the private label retail, medical and therapeutic markets and the name PC Group, Inc. is designed to better convey this broader scope of products.

Operating History

Prior to 2009, we owned a diverse group of subsidiaries and businesses including Twincraft, Silipos, the Langer branded custom orthotics and related products business, Langer UK Limited ("Langer UK"), Regal Medical Supply, LLC ("Regal"), and Bi-Op Laboratories, Inc. ("Bi-Op"). In November 2007, we began a study of strategic alternatives available to us with regard to our various operating companies. During 2008, we sold Langer UK, Bi-Op, Regal, and the Langer orthotics business, as further discussed in Note 4 of the accompanying financial statements.

The sales of these businesses generated approximately $7.0 million in cash proceeds which we have deployed in part to purchase our own capital stock in the market and have retained for future needs. We currently hold approximately $181,000 in notes receivable related to the sale of Langer UK.

We believe that along with strengthening our balance sheet through these divestitures, we have honed our focus on our two largest and most significant businesses, Twincraft and Silipos. In addition, during 2008 and into 2009 we streamlined our corporate structure, significantly reducing general and administrative expenses. We expect this streamlined and focused organization will enhance our ability to develop and market innovative products. As part of this strategic realignment, we are exploring options to bring in new CEO leadership who will be better equipped at assisting the realigned Company in growing its revenues in its core markets and taking advantage of external growth opportunities.

In addition, our Board has authorized the purchase of up to $6,000,000 of our outstanding common stock. In connection with this repurchase program, our senior lender, Wachovia Bank, National Association, had waived, until April 15, 2009, the provisions of the credit facility that would otherwise have precluded us from making such repurchases. From January 2008 through April 15, 2009, we purchased 3,715,438 shares of our common stock at a cost of $2,765,389 (or $0.74 per share) including commissions paid. Our Board of Directors has elected not to request an extension of the waiver from Wachovia Bank, National Association.

At our Annual Meeting of Stockholders held July 14, 2009, our stockholders approved an amendment to our Certificate of Incorporation to decrease the number of authorized shares of capital stock from 50,250,000 to 25,000,000. We believe that this reduction in the number of authorized shares still leaves us with sufficient authorized shares in light of the number of shares currently outstanding and additional shares reserved for issuance and will not otherwise impede our operations or goals. We expect an annual franchise tax decrease of approximately $30.000 as a result of the reduction in authorized shares.

NASDAQ Stock Market Listing

On January 11, 2010, we received notice from the Office of General Counsel of the Nasdaq Stock Market ("NASDAQ") that our request to transfer the listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved by the Nasdaq Hearings Panel (the "Panel") reviewing our listing. The transfer became effective at the opening of the market on January 13, 2010. Our common stock continues to trade under the symbol "PCGR." The Panel also granted us until July 19, 2010 to meet the $1.00 minimum bid price requirement of the Nasdaq Capital Market under Listing Rule 5550(a)(2).

We submitted our request to the Panel to transfer to the Nasdaq Capital Market in response to the letter we received from Nasdaq, previously disclosed on the Form 8-K we filed on October 28, 2009, informing us that for 30 consecutive business days our common stock had not maintained the minimum market value of publicly held shares of $5,000,000 for continued inclusion on the Nasdaq Global Market under Listing Rule 5450(b)(1)(C).

The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market. Companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq's corporate governance standards.

Our Products and Markets

We currently operate in two segments, medical products and personal care products. The operations of Twincraft are included in the personal care segment, and the personal care products of Silipos are also included in this segment. The other segment is the medical products segment which includes the medical, orthopedic and prosthetic gel-based products of Silipos.

For the year ended December 31, 2009, our personal care segment represented 79.9% of our total revenue, compared to 79.0% of total revenues for the year ended December 31, 2008. Our medical products segment's revenue, on the other hand, represented 20.1% of total revenues for the year ended December 31, 2009, as compared to 21.0% of our total revenue for the year ended December 31, 2008.

We market our medical products directly to international, national and regional wholesale distributors. We sell our personal care products primarily in North America to branded marketers of such products, specialty retailers, direct marketing companies and companies that service various amenities markets.

Revenue from product sales is recognized at the time of shipment. Our most significant expense is cost of sales. Cost of sales consists of materials, direct labor and overhead, and related shipping costs. General and administrative expenses consist of executive, accounting and administrative salaries and employee-related expenses, insurance, bank service charges, stockholder relations and amortization of identifiable intangible assets with definite lives. Selling expenses consist of advertising, promotions, commissions, conventions, postage, travel and entertainment, sales and marketing salaries and related expenses.

For each of the years ended December 31, 2009 and 2008, we derived approximately 89.2% and 85.7% of our revenue from North America, and approximately 10.8% and 14.3% of our revenue from outside North America. Of our revenue derived from North America for the years ended December 31, 2009 and 2008, approximately 91.0% and approximately 95.2%, respectively, was generated in the United States and approximately 9.0% and 4.8% respectively, was generated from Canada.

Critical Accounting Policies and Estimates

Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment.

Actual results may differ from these estimates under different assumptions or conditions. Beginning in 2009, the Company changed its method of evaluating the realization of goodwill related to Silipos' medical products and Silipos' personal care reporting units from an earnings capitalization model to a discounted cash flow methodology, as more fully discussed below.

Accounting Estimates. We believe the most significant accounting estimates inherent in the preparation of our consolidated financial statements include estimates associated with our reserves with respect to collectibility of accounts receivable, allowances for sales returns, inventory valuations, valuation allowance for deferred tax assets and impairment of goodwill and identifiable intangible assets. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, and product mix. We constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

Revenue Recognition. Revenue from the sale of our products is recognized upon shipment. We generally do not have any post-shipment obligations to customers other than for limited product warranties. Revenue from shipping and handling fees is included in net sales in the consolidated statements of operations. Costs incurred for shipping and handling is included in the cost of sales in the consolidated statements of operations.

Goodwill and Identifiable Intangible Assets. Goodwill represents the excess of purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. As prescribed under adopted FASB ASC 360-10 (prior authoritative literature: FAS 142 "Goodwill and Other Intangible Assets,") we test annually for possible impairment to goodwill and our indefinite lived tradename. We perform our test as of October 1st each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future growth and profitability at each of our reporting units. We also incorporate market participant assumptions to estimate fair value for impairment testing. Our definite lived intangible assets are tested under adopted FASB ASC 350-30 (prior authoritative literature: FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets") when impairment indicators are present. An undiscounted model is used to determine if the carrying value of the asset is recoverable. If not, a discounted analysis is done to determine the fair value. We engage a valuation analysis expert to prepare the models and calculations used to perform the tests, and we provide them with estimates regarding our reporting units' expected growth and performance for future years.

Changes in the assumptions used could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) discount rate used to derive the present value factors used in determining the fair value of the reporting units and trademarks and customer lists, (ii) royalty rates used in our trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark and customer list models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period-specific facts and circumstances.

The following table shows the range of assumptions we used to derive our fair value estimates and the hypothetical additional impairment charge for goodwill, trademarks, and customer lists resulting from a one percentage point unfavorable change in each of our fair value assumptions:

Assumptions Used	Goodwill	Trademarks	Customer List
Discount rate	8.4-10.2%	17.0-18.2%	13.9%
Royalty Rate	N/A	2.0-4.0%	N/A
Average revenue growth rates	2.5-6.5%	2.5-4.0%	3.6%
Long-term growth rates	2.5-5.0%	3.5-4.0%	2.5%

Effect of one percentage point unfavorable change in:	(in thousands) Goodwill	Trademarks	Customer List
Discount rate	$ 1,674	$ --	$ 76
Royalty rate	--	1,170	--
Average revenue growth rates	1,626	--	43
Long-term growth rates	870	--	3

We recorded an impairment charge to goodwill for the fiscal year ended December 31, 2009 of approximately $4.7 million primarily as a result of lower projected earnings at our Twincraft reporting unit. At December 31, 2009, after the impairment charge, we had goodwill remaining of approximately $11.2 million for all three reporting units.

We recorded an impairment charge to identifiable intangible assets for the fiscal year ended December 31, 2009 of $1.0 million relating to the customer list of our Twincraft reporting unit, which was primarily the result of the anticipated reduction of approximately 50% of the revenue derived from one repeat customer. The financial models do not consider the Company's ability to replace lost customers with new customers. At December 31, 2009, after the impairment charge, we had identifiable intangible assets of approximately $8,018,000.

As indicated above, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information that can dramatically change the decision about the valuation of an intangible asset in a very short period of time. The Company will continue to monitor the expected future cash flows of its reporting units for the purpose of assessing the carrying values of its goodwill and its other intangible assets. Any resulting impairment loss could have a material adverse effect on the Company's reported financial position and results of operations for any particular quarterly or annual period.

As of October 1, 2009, the Company's testing date, the Company's market capitalization was approximately $4,866,000. The Company's market capitalization at December 31, 2009 was approximately $2,512,000 which changed from October 1, 2009 as a result of a decrease in the stock price. The Company has completed a reconciliation of the sum of the estimated fair values of its reporting units to its market value (based upon its stock price at October 1, 2009, the Company's annual testing date), which included the quantification of a controlling interest premium. The Company has $28.0 million of convertible notes at the corporate level that are not allocated to the operating units. This was done because this financing was raised for corporate strategic alternatives and not to fund the operations of the individual reporting units. Also, the Company's corporate-level expenses are not allocated to the individual reporting units as they do not relate to their operations. In addition, the Company considers the following qualitative items that cannot be accurately quantified and are based upon the beliefs of management, but provide additional support for the difference between the estimated fair value of the Company's reporting units and its market capitalization:

- The Company's stock is thinly traded;
- The decline in the Company's stock price during 2009 is not correlated to a change in the overall operating performance of the Company; and
- Previously unseen pressures are in place given the global financial and economic crisis.

Because of our acquisition history, goodwill and other identifiable intangible assets comprise a substantial portion (43.3% as of December 31, 2009 and 48.0% as of December 31, 2008) of our total assets. Goodwill and identifiable intangible assets, net, at December 31, 2009 were approximately $11,176,000 and $8,018,000, respectively. Goodwill and identifiable intangible assets, net, at December 31, 2008 were approximately $15,898,000 and approximately $10,079,000, respectively.

During the year ended December 31, 2009, identifiable intangible assets decreased by approximately $2,062,000 which was due to an impairment charge of approximately $1,000,000 on the Twincraft customer list and amortization of other intangibles of approximately $1,062,000 during the year. Effective January 1, 2009, the

Company changed the estimated useful life of the Silipos tradename from an indefinite life to a useful life of 18 years.

During the year ended December 31, 2009, goodwill decreased by approximately $4,722,000. This decrease was attributable to the impairment charge of $4,722,000 related to Twincraft. Such impairment is included in loss from continuing operations.

Allowance for Doubtful Accounts. Our allowance for doubtful accounts was 6.7% of accounts receivable at December 31, 2009, compared to 3.0% of accounts receivable at December 31, 2008. Management believes that the overall allowance, as a percentage of accounts receivable at December 31, 2009 is appropriate based upon the consolidated collection and write-off history as well as the average age of the consolidated accounts receivable. During the year ended December 31, 2009, we increased the reserve by approximately $156,000 and wrote off, net of recoveries, approximately $14,000 against the allowance. As of December 31, 2009, the allowance for doubtful accounts was approximately $314,000. If future payments by our customers were different from our estimates, we may need to increase or decrease our allowance for doubtful accounts. For the year ended December 31, 2008, we added approximately $353,000 and wrote off, net of recoveries, approximately $585,000.

Inventory Reserve. During the year ended December 31, 2009, we added approximately $209,000 of additional reserves and wrote off approximately $205,000 in excess or obsolete inventory, which was disposed of during the year. During 2009, we reviewed our inventory levels and aging relative to current and expected usage and determined the requirement for additions to the reserve. The inventory reserve for obsolete inventory at December 31, 2009 was approximately $614,000. During the year ended December 31, 2008, we added approximately $113,000 of additional reserves and wrote off approximately $291,000 in excess or obsolete inventory which was disposed of during the year. The reserve for obsolete inventory was approximately $610,000 at December 31, 2008. If the inventory quality or usage relative to quantities held were to deteriorate or improve in the future, we may need to increase or decrease our reserve for excess or obsolete inventory.

Inventory write-downs represent the estimated loss of value of certain slow-moving inventory or inventory that has been damaged or spoiled. Inventory usage is analyzed using turnover analysis, and an allowance for obsolescence is provided when inventory quantity exceeds its normal cycle. The percentage of allowance is based upon actual usage, historical data and experience. Most of these reserves are associated with raw materials used in the fabrication process and either represent items no longer utilized in the process or significant excess inventory. Inventory for which a reserve has been provided was approximately $614,000 and approximately $609,000, on an original cost basis, at December 31, 2009 and 2008, respectively. Certain of the raw material inventory for which a reserve was provided have subsequently been used in fabrication, with the related reserve being reversed. However, we re-evaluate the reserve as of the end of each reporting period based upon the age of the existing inventory and the usage analysis.

Valuation Allowance—Deferred Tax Assets. During the year ended December 31, 2009, the valuation allowance was increased by approximately $548,000 to approximately $7,493,000 to reserve for various income tax benefits which may not be realized. During 2008, the valuation allowance was decreased by approximately $2,300,000 to approximately $6,944,000.

Stock-Based Compensation. The Company accounts for share-based compensation cost in accordance with FASB ASC 718-10 (prior authoritative literature: SFAS No. 123(R), "Share-Based Payment"). The fair value of each option award is estimated on the date of the grant using a Black-Scholes option valuation model. The compensation cost is recognized over the service period, which is usually the vesting period of the award. Expected volatility is based on the historical volatility of the price of the Company's stock. The risk-free interest rate is based on Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. For stock options granted as consideration for services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of FASB ASC 505-50 (prior authoritative literature: EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" and EITF 00-18 "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees").

Adoption of FASB ASC 740-10. We adopted FASB ASC 740-10 (prior authoritative literature: Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") on January 1, 2007. We performed a thorough review of our tax returns not yet closed due to the statute of limitations and other currently pending tax positions of the

Company. We reviewed and analyzed our tax records and documentation supporting tax positions for purposes of determining the presence of any uncertain tax positions and confirming other tax positions as certain under FASB ASC 740-10. We reviewed and analyzed our records in support of tax positions represented by both permanent and temporary differences in reporting income and deductions for tax and accounting purposes. We maintain a policy, consistent with principals under FASB ASC 740-10, to continually monitor past and present tax positions. No uncertain tax positions were identified as a result of this review.

Results of Operations

The following table presents selected consolidated statements of operations data as a percentage of net sales:

	2009	2008
Consolidated Statements of Operations Data:		
Net sales	100.0%	100.0%
Cost of sales	71.0	71.0
Gross Profit	29.0	29.0
Selling expenses	11.7	11.6
General and administrative expenses	18.0	21.8
Research and development expenses	2.3	2.2
Provision for impairment of intangible assets	14.0	12.7
Operating (loss) income	(17.0)	(19.3)
Other income (expense):		
Interest income	0.1	0.1
Interest expense	(6.2)	(5.0)
Other income (expense)	--	--
Other expense, net	(6.1)	(4.9)
Loss from continuing operations before income taxes	(23.1)	(24.2)
Benefit from (provision for) income taxes	2.5	--
Net loss from continuing operations	(20.6)	(24.2)
Discontinued operations:		
Income (loss) from operations of discontinued subsidiary	--	(6.2)
Income tax benefit (provision)	--	0.9
Loss from discontinued operations	--	(5.3)
Net loss	(20.6)%	(29.5)%

Years Ended December 31, 2009 and 2008

During 2008, the Company sold all of the outstanding stock of Langer UK, sold our entire membership interest in Regal, and sold all of the outstanding stock of Bi-Op. In addition, on October 24, 2008, we sold substantially all of the operating assets and liabilities of the Langer custom branded orthotics business ("Langer Branded Orthotics"). The results of operations of Langer UK, Regal, Bi-Op, and Langer Branded Orthotics are reflected as discontinued operations in the consolidated statements of operations for the years ended December 31, 2009 and 2008.

Net loss from continuing operations for the year ended December 31, 2009 was approximately $(8,479,000) or $(1.06) per share on a fully diluted basis, compared to a net loss from continuing operations for the year ended December 31, 2008 of approximately $(11,308,000) or $(1.06) per share on a fully diluted basis. The operating results for the year ended December 31, 2009 include a non-recurring, non-cash deferred tax benefit of approximately $1,075,000. This benefit results from the reversal of a previously established tax valuation allowance which is no longer required as a result of a change in the estimated useful life of the Silipos tradename from an indefinite life to a useful life of approximately 18 years effective January 1, 2009. Also included in the 2009 operating results are an impairment charge to goodwill of approximately $4.7 million resulting from lower projected earnings at our Twincraft reporting unit and an impairment charge to identifiable intangible assets of $1.0 million relating to the customer list of our Twincraft reporting unit which was primarily the result of the anticipated reduction of approximately 50% in the revenue derived from one repeat customer. The Company's loss from continuing operations before income taxes was approximately $(9,523,000) for the year ended December 31, 2009, compared to a net loss from continuing operations before income taxes of approximately $(10,899,000) for the year ended December 31, 2008. Included in the net loss from continuing operations for 2008 was an impairment charge of approximately $5,700,000 related to Twincraft, of which approximately $3,300,000 was related to goodwill and approximately $2,400,000 was related to the repeat customer list. The decrease in the Company's net loss from continuing operations before income taxes is due to reductions in general and administrative expenses of approximately $2,438,000 and reductions in selling expenses of $477,000 for the year ended December 31, 2009, as compared to the year ended December 31, 2008, which was partially offset by a decrease in gross profit of approximately $1,227,000, primarily as a result of lower sales in the year ended December 31, 2009 as compared to the year ended December 31, 2008.

The consolidated statement of operations for the year ended December 31, 2008 included losses arising from the sale of two subsidiaries, Regal, Bi-Op, and the sale of the Langer Branded Orthotics business, which are classified as discontinued operations. In 2008, we recorded a net loss related to the sale of Regal of approximately $1,930,000 which includes transaction costs of approximately $70,000 and goodwill of $1,278,000. Losses from operations through the date of sale of May 31, 2008, of approximately $243,000 and a loss associated with the leased premises of approximately $175,000 are also included in discontinued operations. The Company also recorded a net loss before income tax benefit on the sale of Bi-Op of approximately $660,000, which includes transaction costs of approximately $335,000 and goodwill of $809,000. In addition we recorded losses from operations of Bi-Op of approximately $7,000. In addition, discontinued operations for 2008 includes approximately $269,000 representing the operating income of the Langer custom branded orthotics business which was sold on October 24, 2008. The loss on the sale of these assets and liabilities was approximately $180,000, which included transaction costs of approximately $565,000 and goodwill of $1,672,000. During the year ended December 31, 2009, the Company recorded adjustments to the losses related to Regal and the Langer branded orthotics business. The Company increased the loss related to the sale of Regal by approximately $73,000, which was comprised of additional rent on the former Regal offices of approximately $98,000, offset by the reversal of an accrual for transaction costs of approximately $25,000 which was no longer required. In addition, the Company reduced the loss on the Langer branded orthotics business by approximately $75,000, due to the reversal of an accrual for severance payments to employees which was no longer required.

Net sales for the year ended December 31, 2009 were approximately $40,876,000, compared to approximately $45,061,000 for the year ended December 31, 2008, a decrease of approximately $4,185,000, or 9.3%. Twincraft's net sales for the year ended December 31, 2009 were approximately $30,577,000, a decline of approximately $1,287,000, or 4.0% as compared to net sales of approximately $31,864,000 for the year ended December 31, 2008. Silipos' net sales for the year ended December 31, 2009 were approximately $10,299,000, a decline of approximately $2,898,000 or 22.0% as compared to net sales of approximately $13,197,000 for the year ended December 31, 2008. These declines are primarily the result of the current economic conditions, which are characterized by lower consumer demand, retailers' and distributors' programs to reduce inventory, and the reluctance of our customers to launch new products.

Twincraft's sales are reported in the personal care products segment. Also included in the personal care products segment are the net sales of Silipos' personal care products which were approximately $2,087,000 for the year ended December 31, 2009, a decrease of approximately $1,629,000 or 43.8% as compared to Silipos' net sales of personal care products of approximately $3,716,000 for the year ended December 31, 2008. This change is primarily a result of the economic factors discussed above.

Net sales of medical products were approximately $8,212,000 in 2009, compared to approximately $9,481,000 in 2008, a decrease of approximately $1,269,000 or 13.4%. This decrease was primarily due to fewer new product launches in the year ended December 31, 2009, as compared to the year ended December 31, 2008.

Cost of sales, on a consolidated basis, decreased approximately $2,957,000, or 9.2%, to approximately $29,025,000 for the year ended December 31, 2009, compared to approximately $31,982,000 for the year ended December 31, 2008. Cost of sales as a percentage of net sales was 71.0% for the year ended December 31, 2009, as compared to 70.9 for the year ended December 31, 2008. The increase in cost of sales as a percentage of net sales is primarily attributable to the shift of Twincraft's net sales toward the amenity business, which historically carries lower gross margins than the health care and beauty market. For the year ended December 31, 2009, amenity sales represented 43.7% of Twincraft's net sales, as compared to 33.3% for the year ended December 31, 2008. This shift in sales mix was offset by reductions in raw materials prices, primarily soap base, at Twincraft.

Cost of sales in the medical products segment were approximately $4,136,000, or 49.4% of medical products net sales in the year ended December 31, 2009, compared to approximately $4,684,000 or 49.4% of medical products net sales in the year ended December 31, 2008. The decrease is largely due to lower sales which led to lower production levels.

Cost of sales for the personal care products were approximately $24,889,000, or 76.2% of net sales of personal care products in the year ended December 31, 2009, compared to approximately $27,298,000, or 76.7% of net sales of personal care products in the year ended December 31, 2008. The primary factors for the decrease are reductions in raw material prices, in particular soap base, at Twincraft, which was offset by the impact of the shift in Twincraft's sales mix toward amenities as discussed above.

Consolidated gross profit decreased approximately $1,227,000, or 9.4%, to approximately $11,852,000 for the year ended December 31, 2009, compared to approximately $13,079,000 in the year ended December 31, 2008. Consolidated gross profit as a percentage of net sales for the years ended December 31, 2009 and 2008 was 29.0% and 29.0%, respectively.

General and administrative expenses for the year ended December 31, 2009 were approximately $7,415,000, or 18.0% of net sales, compared to approximately $9,853,000, or 22.5% of net sales for the year ended December 31, 2008, representing a decrease of approximately $2,438,000. Approximately $788,000 of the decrease is related to reductions in salaries, rents, and professional fees as a result of actions taken to reduce our corporate overhead structure. Approximately $530,000 of the reduction is due to the acceleration of depreciation expense on the leasehold improvements at our former corporate offices which was recorded in the year ended December 31, 2008. Also, $256,000 of the reduction is as a result of the final judgment and the award providing for reimbursement of legal fees incurred by the Company in connection with the Zook arbitration, which was recorded in the year ended December 31, 2009. Also, approximately $192,000 of the reduction is due to an accrual of employee severance pay which was recorded in the year ended December 31, 2008. In addition, our amortization of intangible assets is approximately $245,000 lower and bad debt expense is approximately $325,000 lower in the year ended December 31, 2009 as compared to the prior year.

Selling expenses decreased approximately $477,000, or 9.1%, to approximately $4,771,000 for the year ended December 31, 2009, compared to approximately $5,248,000 for the year ended December 31, 2008. Selling expenses as a percentage of net sales were 11.7% for the year ended December 31, 2009, compared to 11.6% of net sales for the year ended December 31, 2008. The principal reason for the decrease of $477,000 was the elimination of certain salary, advertising, travel expenses, and license fees at Twincraft.

Research and development expenses decreased from approximately $975,000 in the year ended December 31, 2008, to approximately $962,000 in the year ended December 31, 2009, a decrease of approximately $13,000, or 1.3%. The reason for the decrease of $13,000 was the elimination of certain salary and consulting services at Silipos of approximately $173,000, which was offset by an increase in clinical studies at Silipos of approximately $155,000.

During 2009, the Company recorded an impairment charge of approximately $5,722,000. The 2009 goodwill impairment charge of approximately $4,722,000 was primarily the result of lower projected earnings at our Twincraft reporting unit. The 2009 impairment charge to identifiable intangible assets of $1,000,000 relates to the customer list of our Twincraft reporting unit, and was primarily the result of the anticipated reduction of approximately 50% of the revenues of one large customer.

A detailed discussion of the models and methodology used to calculate the impairment is found in Critical Accounting Policies and Estimates.

Interest expense was approximately $2,570,000 for the year ended December 31, 2009, compared to approximately $2,231,000 for the year ended December 31, 2008, an increase of approximately $339,000. The principal reason for the increase was additional amortization of the debt discount on the Company's 5% Convertible Notes resulting from the adoption by the Company of FASB ASC 815-40 (prior authoritative literature: EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock") which became effective January 1, 2009.

Interest income was approximately $51,000 for the year ended December 31, 2009, compared to approximately $37,000 for the year ended December 31, 2008, an increase of approximately $14,000. This increase is due to the investing of the proceeds received from the sales of the various subsidiaries and businesses that occurred in 2008.

Income tax benefit (expense) was approximately $1,044,000 for the year ended December 31, 2009, compared to approximately $(409,000) for the year ended December 31, 2008, a change of approximately $1,453,000 which is attributable to the deferred tax benefit of approximately $1,075,000 realized as a result of the change in the estimated life of the Silipos tradename as discussed above.

Liquidity and Capital Resources

Working capital as of December 31, 2009, was approximately $11,369,000, compared to approximately $12,789,000 as of December 31, 2008, a decrease of approximately $1,420,000. This reduction is primarily the result of decreases in inventories of approximately $878,000 and accounts receivable of approximately $1,199,000, offset by decreases in accounts payable of approximately $466,000.

In the year ended December 31, 2009, the Company generated a net loss from continuing operations of approximately $8,479,000, which included a provision for impairment of intangible assets of approximately $5,722,000, depreciation of property and equipment and amortization of identifiable intangible assets of approximately $2,574,000, amortization of debt acquisition costs, debt discount, and unearned stock compensation of approximately $1,017,000, and a provision for doubtful accounts of approximately $156,000. These were offset by a deferred tax benefit of $1,075,000 and a reduction in the fair value of the derivative liability of $29,000. Changes in our operating assets and liabilities provided an additional $1,476,000 in cash which is primarily due to decreases in accounts receivable and inventories of approximately $1,934,000, offset by a decrease in accounts payable of approximately $466,000. Cash from accounts receivable relates to reductions in net sales, and cash generated from inventory results primarily from Twincraft's efforts to reduce finished goods inventories held for customers. As a result of the above, our net cash provided by operating activities of continuing operations was approximately $1,436,000.

In the year ended December 31, 2008, the Company generated a net loss from continuing operations of approximately $11,308,000, which included a provision for impairment of intangible assets of $5,700,000, depreciation of property and equipment and amortization of identifiable intangible assets of approximately $3,904,000, amortization of debt acquisition costs, debt discount, and unearned stock compensation of approximately $607,000, and a loss on a receivable settlement and a provision for doubtful accounts of approximately $280,000. Changes in our operating assets and liabilities used an additional $1,536,000 in cash which is primarily due to an approximately $1,333,000 increase in inventory. As a result of the above, our net cash used for operating activities of continuing operations was approximately $2,204,000 for the year ended December 31, 2008.

Net cash used in investing activities of continuing operations was approximately $347,000 for the year ended December 31, 2009. Net cash provided by investing activities reflects the net cash from the sales of subsidiaries of approximately $354,000, less cash of approximately $701,000 used to purchase property and equipment. Net cash provided by investing activities of continuing operations for the year ending December 31, 2008 was approximately $6,096,000 which included approximately $6,857,000 of net cash received from the sales of subsidiaries, and approximately $760,000 used to purchase property and equipment.

Net cash used in financing activities of continuing operations for the year ended December 31, 2009 was approximately $494,000 which reflects the net cash of approximately $495,000 used to purchase treasury stock. Net cash used in financing activities of continuing operations in the year ended December 31, 2008 was approximately $2,229,000 and includes approximately $2,220,000 used to purchase treasury stock and approximately $9,000 used for note payments to the Company's former landlord.

Our Credit Facility with Wachovia Bank expires on September 30, 2011. During 2008, the Company entered into two amendments that decreased the maximum amount that the Company may borrow. The Credit Facility, as amended, provides an aggregate maximum availability, if and when the Company has the requisite levels of assets, in the amount of $12 million. The Credit Facility bears interest at 0.5 percent above the lender's prime rate or, at the Company's election, at 2.5 percentage points above an Adjusted Eurodollar Rate, as defined. The obligations under the Credit Facility are guaranteed by the Company's domestic subsidiaries and are secured by a first priority security interest in all the assets of the Company and its subsidiaries. The Credit Facility requires compliance with various covenants including but not limited to a Fixed Charge Coverage Ratio of not less than 1.0 to 1.0 at all times when excess availability is less than $3 million. As of December 31, 2009, the Company does not have any outstanding draws under the Credit Facility and has approximately $7.3 million (which includes approximately $1.8 million in term loans based upon the value of Twincraft's machinery and equipment) available under the Credit Facility. Availability under the Credit Facility is reduced by 40% of the outstanding letters of credit related to the purchase of eligible inventory, as defined, and 100% of all other outstanding letters of credit. At December 31, 2009, the Company had outstanding letters of credit related to the purchase of eligible inventory of approximately $150,000.

Our 2010 plan for capital investments is to approve additions to property and equipment as the need may arise to support growth of revenues and provide for needed equipment replacement.

We believe that, based upon current levels of operations and anticipated growth, cash to be generated from operations, together with other available sources of liquidity, including borrowings available under our Credit Facility, will be sufficient for the next twelve months to fund anticipated capital expenditures and make the required payments of interest on the 5% Convertible Notes due December 7, 2011. There can be no assurance, however, that our business will generate cash flow from operations sufficient to enable us to fund our liquidity needs. In addition, to continue our growth strategy which contemplates making targeted acquisitions, we may need to raise additional funds for this purpose. In such event, we would likely need to raise additional funds through banks or other institutional lenders or debt financings, or through public or private equity offerings. There can be no assurance that any such funds will be available to us on favorable terms, or at all.

Recent distress in the financial markets has had an adverse impact on financial market activities including among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. The Company has assessed the implication of these factors on our current business and determined that there has not been a significant impact on our financial position, results of operations or liquidity during the year ended December 31, 2009. However, there can be no assurance that as a result of these conditions there will not be an impact on our future financial position, results of operations or liquidity. Based on available information, we believe the lender under our Credit Facility is able to fulfill its commitment as of the date of this filing; however, there can be no assurance that such lender will be able to continue to fulfill its funding obligations.

Changes in Significant Balance Sheet Accounts – December 31, 2009

Accounts receivable, net, decreased from approximately $5,592,000 at December 31, 2008 to approximately $4,394,000 at December 31, 2009, a decrease of approximately $1,198,000. The allowance for doubtful accounts and returns and allowances increased by approximately $143,000 from December 31, 2008 to December 31, 2009. Accounts receivable at Twincraft decreased by approximately $1,116,000 or 26.3% and accounts receivable at Silipos decreased approximately $82,000 or 6.0% which changes are consistent with changes in fourth quarter sales at each subsidiary in 2009 as compared to 2008.

Inventories, net, decreased from approximately $6,865,000 at December 31, 2008 to approximately $5,988,000 at December 31, 2009, a decrease of approximately $877,000. This decrease is due to the impact of lower raw material prices at Twincraft.

Property and equipment, net, decreased from approximately $9,314,000 at December 31, 2008 to approximately $8,490,000 at December 31, 2009, a decrease of approximately $824,000. This decrease is due to a 2009 depreciation expense of approximately $1,512,000, the write-off of approximately $13,000 in other assets in connection with the move of the corporate offices, net of 2009 purchases of additional property and equipment of approximately $701,000.

Because of our previous strategy of growth through acquisitions, goodwill and other identifiable intangible assets comprise a substantial portion (43.3% as of December 31, 2009 and 48.0% as of December 31, 2008) of our total assets. Goodwill and identifiable intangible assets, net, at December 31, 2009 were approximately $11,176,000 and $8,018,000, respectively. Goodwill and identifiable intangible assets, net, at December 31, 2008 were approximately $15,898,000 and $10,079,000, respectively.

During the year ended December 31, 2009, identifiable intangible assets decreased by approximately $2,062,000 which was due to an impairment charge of approximately $1,000,000 on the Twincraft customer list and amortization of other intangibles of approximately $1,062,000 during the year.

During the year ended December 31, 2009, goodwill decreased by approximately $4,722,000. This decrease was solely attributable to the impairment charge related to Twincraft.

Accounts payable decreased from approximately $2,580,000 at December 31, 2008 to approximately $2,422,000 at December 31, 2009, a decrease of approximately $158,000. This decrease is related to the decrease in inventory at Twincraft as discussed above.

Contractual Obligations

Certain of our facilities and equipment are leased under noncancelable operating and capital leases. Additionally, as discussed below, we have certain long-term and short-term indebtedness. The following is a schedule, by fiscal year, of future minimum rental payments required under current operating and capital leases and debt repayment requirements as of December 31, 2009 measured from the end of our fiscal year ended December 31, 2009:

	Payments due By Period (In thousands)				
Contractual Obligations	**Total**	**Less than Year**	**1-3 Years**	**4-5 Years**	**More than 5 Years**
Operating Lease Obligations	$ 2,213	$ 758	$ 951	$ 501	$ 3
Capital Lease Obligations	4,271	453	948	1,006	1,864
Interest on Long-term Debt	2,888	1,444	1,444	—	—
5% Convertible Notes due December 7, 2011	28,880	—	28,880	—	—
Total	$ 38,252	$ 2,655	$ 32,223	$ 1,507	$ 1,867

Long-Term Debt

On December 8, 2006, the Company entered into a note purchase agreement for the sale of $28,880,000 of 5% convertible subordinated notes due December 7, 2011 (the "5% Convertible Notes"). The 5% Convertible Notes are not registered under the Securities Act of 1933, as amended. The Company filed a registration statement with respect to the shares acquirable upon conversion of the 5% Convertible Notes, including an additional number of shares of common stock issuable on account of adjustments of the conversion price under the 5% Convertible Notes, (collectively, the "Underlying Shares") in January, 2007, and filed Amendment No. 1 to the registration statement in November, 2007, Amendment No. 2 in April 2008, and Amendments No. 3 and 4 in June 2008; the registration statement was declared effective on June 18, 2008. The 5% Convertible Notes bear interest at the rate of 5% per annum, payable in cash semiannually on June 30 and December 31 of each year, commencing June 30, 2007. For each of the years ended December 31, 2009 and 2008 the Company recorded interest expense related to the 5% Convertible Notes of approximately $1,444,000. At the date of issuance, the 5% Convertible Notes were convertible at the rate of $4.75 per share, subject to certain reset provisions. At the original conversion price at December 31, 2006, the number of Underlying Shares was 6,080,000. Since the conversion price was above the market price on the date of issuance and there were no warrants attached, there was no beneficial conversion. Subsequent to December 31, 2006, on January 8, 2007 and January 23, 2007, in conjunction with common stock issuances related to two acquisitions, the conversion price was adjusted to $4.6706, and the number of Underlying Shares was thereby increased to 6,183,359, pursuant to the anti-dilution provisions applicable to the 5% Convertible Notes. On May 15, 2007, as a result of the issuance of an additional 68,981 shares of common stock to the Twincraft sellers on account of upward adjustments to the Twincraft purchase price, and the surrender to the Company of 45,684 shares of common stock on account of downward adjustments in the Regal purchase price, the conversion price under the 5% Convertible Notes was reduced to $4.6617, and the number of Underlying Shares was increased to 6,195,165 shares. This adjustment to the conversion price resulted in an original debt discount of $476,873. Effective January 1, 2009, the Company adopted the provisions of FASB ASC 815-40 which required a retrospective adjustment to the debt discount. At January 1, 2009, the debt discount was adjusted to $1,312,500. This amount will be amortized over the remaining term of the 5% Convertible Notes and be recorded as interest expense in the consolidated statements of operations. The charge to interest expense relating to the debt discount for the year ended December 31, 2009 was approximately $450,000.

The principal of the 5% Convertible Notes is due on December 7, 2011, subject to the earlier call of the 5% Convertible Notes by the Company, as follows: (i) the 5% Convertible Notes could not be called prior to December 7, 2007; (ii) from December 7, 2007, through December 7, 2009, the 5% Convertible Notes may be called and redeemed for cash, in the amount of 105% of the principal amount of the 5% Convertible Notes (plus accrued but unpaid interest, if any, through the call date); (iii) after December 7, 2009, the 5% Convertible Notes may be called and redeemed for cash in the amount of 100% of the principal amount of the 5% Convertible Notes (plus accrued but unpaid interest, if any, through the call date); and (iv) at any time after December 7, 2007, if the closing price of the common stock of the Company on the NASDAQ (or any other exchange on which the Company's common stock is then traded or quoted) has been equal to or greater than $7.00 per share for 20 of the preceding 30 trading days immediately prior to the Company's issuing a call notice, then the 5% Convertible Notes shall be mandatorily converted into common stock at the conversion price then applicable. The Company had a Special Meeting of Stockholders on April 19, 2007, at which the Company's stockholders approved the issuance by the Company of the shares acquirable on conversion of the 5% Convertible Notes.

In the event of a default on the 5% Convertible Notes, the due date of the 5% Convertible Notes may be accelerated if demanded by holders of at least 40% of the 5% Convertible Notes, subject to a waiver by holders of 51% of the 5% Convertible Notes if the Company pays all arrearages of interest on the 5% Convertible Notes. Events of default are defined to include change in control of the Company.

The payment of interest and principal of the 5% Convertible Notes is subordinate to the Company's presently existing capital lease obligations, in the amount of approximately $2,700,000 as of December 31, 2009, and the Company's obligations under its Credit Facility. The 5% Convertible Notes would also be subordinated to any additional debt which the Company may incur hereafter for borrowed money, or under additional capital lease obligations, obligations under letters of credit, bankers' acceptances or similar credit transactions.

In connection with the sale of the 5% Convertible Notes, the Company paid a commission of $1,338,018 based on a rate of 4% of the amount of 5% Convertible Notes sold, excluding the 5% Convertible Notes sold to members of the Board of Directors and their affiliates, to Wm. Smith & Co., who served as placement agent in the sale of the 5% Convertible Notes. The total cost of raising these proceeds was $1,338,018, which will be amortized through December 7, 2011, the due date for the payment of principal on the 5% Convertible Notes. The amortization of these costs for each of the years ended December 31, 2009 and 2008 was $264,747, and is recorded as an interest expense in the consolidated statements of operations.

Seasonality

Factors which can result in quarterly variations include the timing and amount of new business generated by the Company, the timing of new product introductions, the Company's revenue mix, and the competitive and fluctuating economic conditions in the medical and skincare industries.

Inflation

We have in the past been able to increase the prices of our products or reduce overhead costs sufficiently to offset the effects of inflation on wages, materials and other expenses except for soap base pricing which increased dramatically in 2008. Soap base prices are highly correlated to petroleum prices and soap base escalated by more than 80% in 2008 from 2007 prices. We were unable to fully pass these increases on to our customers. After peaking in May of 2008, soap base pricing has declined to pre-2008 levels. Since petroleum has recently been subject to dramatic price volatility, there can be no assurance that Twincraft's soap base pricing will not increase in the future.

Recently Issued Accounting Pronouncements

In December 2007, the FASB published FASB ASC 805-10 (prior authoritative literature: SFAS No.141(R), "Business Combinations"), which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest of an acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. FASB ASC 805-10 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application was prohibited. The Company did not complete any acquisitions in the year ended December 31, 2009 and therefore the adoption by the Company of FASB ASC 805-10 had no effect upon the Company's financial position or results of operations.

In March 2008, the FASB published FASB ASC 815-10 (prior authoritative literature: SFAS No. 161, "Disclosures and Derivative Instruments and Hedging Activities — an Amendment of FASB Statement 133").

FASB ASC 815-10 will change the disclosure requirements for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FASB ASC 815-10 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption by the Company of FASB ASC 815-10 did not have a material impact on the Company's financial position or results of operations.

The Company adopted FASB ASC 855-10 (prior authoritative literature: FASB Statement No. 165 "Subsequent Events") effective June 30, 2009. This statement establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was March 18, 2010. The effect of adopting this pronouncement did not have a material effect on the Company's financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The following discussion about the Company's market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

In general, business enterprises can be exposed to market risks, including fluctuation in commodity and raw material prices, foreign currency exchange rates, and interest rates that can adversely affect the cost and results of operating, investing, and financing. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in commodities and raw material prices, interest rates and foreign currency exchange rates through its regular operating and financing activities. The Company does not utilize financial instruments for trading or other speculative purposes, nor does the Company utilize leveraged financial instruments or other derivatives.

The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's short-term monetary investments. There is a market rate risk for changes in interest rates earned on short-term money market instruments. There is inherent rollover risk in the short-term money instruments as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, there is no risk of loss of principal in the short-term money market instruments, only a risk related to a potential reduction in future interest income. Derivative instruments are not presently used to adjust the Company's interest rate risk profile.

The majority of the Company's business is denominated in United States dollars. There are costs associated with the Company's operations in foreign countries, primarily the United Kingdom and Canada that require payments in the local currency, and payments received from customers for goods sold in these countries are typically in the local currency. The Company partially manages its foreign currency risk related to those payments by maintaining operating accounts in these foreign countries and by having customers pay the Company in those same currencies.

Item 8. Financial Statements and Supplementary Data

PC GROUP, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
PC Group, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of PC Group, Inc. (formerly Langer, Inc.) (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PC Group, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(m) to the consolidated financial statements, the Company adopted ASC Topic 815-40 as of January 1, 2009, as it relates to its convertible debt.

BDO Seidman, LLP

Melville, New York

March 18, 2010

PC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 4,599,940	$ 4,003,460
Accounts receivable, net of allowances for doubtful accounts and returns and allowances aggregating $314,440 and $171,729, respectively	4,394,180	5,591,824
Inventories, net	5,988,209	6,865,294
Prepaid expenses and other current assets	1,190,081	1,517,929
Total current assets	16,172,410	17,978,507
Property and equipment, net	8,490,229	9,314,299
Identifiable intangible assets, net	8,017,568	10,079,499
Goodwill	11,175,637	15,898,063
Other assets	426,073	894,539
Total assets	$ 44,281,917	$ 54,164,907
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,422,003	$ 2,579,976
Obligation under capital lease – current portion	81,011	—
Other current liabilities	2,299,920	2,609,225
Total current liabilities	4,802,934	5,189,201
Long-term debt:		
5% Convertible Notes, net of debt discount of $862,500 and $300,264 at December 31, 2009 and 2008, respectively	28,017,500	28,579,736
Obligation under capital lease, net of current portion	2,618,989	2,700,000
Deferred income taxes payable	698,010	1,773,210
Other liabilities	1,210	—
Total liabilities	36,138,643	38,242,147
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1.00 par value; authorized 250,000 shares; no shares issued	—	—
Common stock, $.02 par value; authorized 25,000,000 and 50,000,000 shares; issued 11,648,512 shares and 11,588,512 shares at December 31, 2009 and 2008, respectively	232,971	231,771
Additional paid in capital	53,686,944	53,957,470
Accumulated deficit	(43,354,339)	(36,336,206)
Accumulated other comprehensive income	539,747	536,893
	11,105,323	18,389,928
Treasury stock at cost, 3,799,738 and 2,830,635 shares at December 31, 2009 and 2008, respectively	(2,962,049)	(2,467,168)
Total stockholders' equity	8,143,274	15,922,760
Total liabilities and stockholders' equity	$ 44,281,917	$ 54,164,907

See accompanying notes to consolidated financial statements.

PC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2009	2008
Net sales	$ 40,876,334	$ 45,061,148
Cost of sales	29,024,627	31,981,979
Gross profit	11,851,707	13,079,169
General and administrative expenses	7,414,688	9,852,695
Selling expenses	4,770,735	5,248,052
Research and development expenses	961,950	974,853
Provision for impairment	5,722,426	5,700,000
Operating loss	(7,018,092)	(8,696,431)
Other expense, net:		
Interest income	50,832	37,100
Interest expense	(2,570,821)	(2,230,891)
Other	15,188	(8,681)
Other expense, net	(2,504,801)	(2,202,472)
Loss from continuing operations before income taxes	(9,522,893)	(10,898,903)
Benefit from (provision for) income taxes	1,043,977	(409,273)
Loss from continuing operations	(8,478,916)	(11,308,176)
Discontinued Operations:		
Income (loss) from operations of discontinued subsidiaries (including gain (loss) on sales of subsidiaries of $1,674 and $(2,769,077) in 2009 and 2008, respectively)	1,674	(2,814,539)
Benefit from income taxes	—	499,595
Income (loss) from discontinued operations	1,674	(2,314,944)
Net Loss	$ (8,477,242)	$(13,623,120)
Net Loss per common share:		
Basic and diluted:		
Loss from continuing operations	$ (1.06)	$ (1.06)
Loss from discontinued operations	—	(0.21)
Basic and diluted loss per share	$ (1.06)	$ (1.27)
Weighted average number of common shares used in computation of net loss per share:		
Basic and diluted	8,030,928	10,700,914

See accompanying notes to consolidated financial statements.

PC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					Accumulated Other Comprehensive Income (Loss)		
	Shares	Amount	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2008	11,588,512	$231,771	$ (196,641)	$53,800,139	$(22,713,086)	$ 765,392		$ 31,887,575
Net loss					(13,623,120)		$(13,623,120)	
Foreign currency adjustment						(228,499)	(228,499)	
							(13,851,619)	(13,851,619)
Stock- based compensation expense				157,331				157,331
Purchase of Treasury Stock			(2,219,527)					(2,219,527)
Shares received as settlement of receivable			(51,000)					(51,000)
Balance at December 31, 2008	11,588,512	231,771	(2,467,168)	53,957,470	(36,336,206)	536,893		15,922,760
Cumulative effect of change in accounting principal related to adoption of FASB ASC 815-40. See Note 1.				(476,873)	1,459,109			982,236
Net loss					(8,477,242)		(8,477,242)	
Foreign currency adjustment						2,854	2,854	
							$ (8,474,388)	(8,474,388)
Stock- based compensation expense				206,347				206,347
Purchase of Treasury Stock			(494,881)					(494,881)
Exercise of stock warrants	60,000	1,200						1,200
Balance at December 31, 2009	11,648,512	$232,971	$(2,962,049)	$53,686,944	$(43,354,339)	$ 539,747		$ 8,143,274

See accompanying notes to consolidated financial statements.

PC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2009	2008
Cash Flows From Operating Activities:		
Net loss	$ (8,477,242)	$ (13,623,120)
(Income) loss from discontinued operations	(1,674)	2,314,944
Loss from continuing operations	(8,478,916)	(11,308,176)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:		
Depreciation of property and equipment and amortization of identifiable intangible assets	2,573,583	3,903,875
Loss on abandonment of property and equipment	13,307	—
Loss on receivable settlement	—	49,000
Provision for impairment of goodwill and intangible assets	5,722,426	5,700,000
Gain on lease surrender	—	(218,249)
Amortization of debt acquisition costs	360,321	358,892
Amortization of debt discount	450,000	90,507
Stock-based compensation expense	206,347	157,331
Reduction in fair value of derivative	(28,790)	—
Provision for doubtful accounts receivable	156,204	231,173
Deferred income tax provision (benefit)	(1,075,200)	367,042
Changes in operating assets and liabilities, net of acquisitions:		
Accounts receivable	1,042,927	(81,013)
Inventories	878,373	(1,332,984)
Prepaid expenses and other current assets	136,823	(386,605)
Other assets	(54,746)	(1,645)
Accounts payable and other current liabilities	(466,229)	288,344
Unearned revenue and other liabilities	—	(21,635)
Net cash provided by (used in) operating activities of continuing operations	1,436,430	(2,204,143)
Net cash provided by (used in) operating activities of discontinued operations	—	(227,574)
Net cash provided by (used in) operating activities	1,436,430	(2,431,717)
Cash Flows From Investing Activities:		
Purchase of property and equipment	(700,889)	(760,326)
Net proceeds from sales of subsidiaries	353,918	6,856,779
Net cash provided by (used in) investing activities of continuing operations	(346,971)	6,096,453
Net cash provided by (used in) investing activities of discontinued operations	—	(3,163)
Net cash provided by (used in) investing activities	(346,971)	6,093,290

PC GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)

	For the Years Ended December 31,	
	2009	2008
Cash Flows From Financing Activities:		
Proceeds from the exercise of stock warrants	1,200	—
Purchase of treasury stock	(494,881)	(2,219,527)
Repayment of note payable	—	(9,469)
Net cash used in financing activities of continuing operations	(493,681)	(2,228,996)
Net cash provided by (used in) financing activities of discontinued operations	—	—
Net cash used in financing activities	(493,681)	(2,228,996)
Effect of exchange rate changes on cash	702	(94,525)
Net increase in cash and cash equivalents	596,480	1,338,052
Cash and cash equivalents at beginning of year	4,003,460	2,665,408
Cash and cash equivalents at end of year	$ 4,599,940	$ 4,003,460
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 2,570,821	$ 2,351,719
Income taxes	$ —	$ 49,190
Supplemental Disclosure of Non Cash Investing Activities:		
Treasury stock received related to Regal receivable settlement	$ —	$ 51,000
Release of funds in escrow related to the Twincraft acquisition reclassified to goodwill	$ —	$ 1,000,000
Note receivable related to sale of subsidiary	$ —	$ 162,981
Supplemental Disclosures of Non Cash Financing Activities:		
Accounts payable and accrued liabilities relating to property and equipment	$ —	31,045

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Name Change

On July 23, 2009, the Company changed its name from Langer, Inc. to PC Group, Inc. The name change was approved at the Company's 2009 Annual Meeting of Stockholders held on July 14, 2009.

The new name is intended to more accurately reflect the Company's current business model and scope of its product offerings. The Company has historically designed, manufactured and distributed a broad range of medical products targeting the orthopedic, orthotic, and prosthetic markets. Today, the Company offers a more diverse line of personal care products for the private label retail, medical and therapeutic markets and the name PC Group, Inc. is designed to better convey this broader scope of products.

(2) Basis of Presentation

The Company classifies as discontinued operations for all periods presented any component of the business that is probable of being sold or has been sold that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes. For those components, the Company has no significant continuing involvement after disposal, and their operations and cash flows are eliminated from ongoing operations. Sales of significant components of the business not classified as discontinued operations are reported as a component of income from continuing operations.

In accordance with the provisions of FASB ASC 360-10 (prior authoritative literature: Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") the results of operations of Langer (UK) Limited ("Langer UK"), Regal Medical Supply, LLC ("Regal"), Bi-Op Laboratories, Inc. ("Bi-Op"), and the Langer branded custom orthotics and related products business for the current and prior periods have been reported as discontinued operations. The Company sold the capital stock of Langer UK to a third party on January 18, 2008, sold its entire membership interest in Regal to a group of investors, including a member of Regal's management on June 11, 2008, and sold all of the capital stock of Bi-Op on July 31, 2008, and sold substantially all of the operating assets and liabilities related to the Langer branded custom orthotics and related products business on October 24, 2008.

Description of the Business

Through our wholly-owned subsidiaries, Twincraft, Inc. ("Twincraft"), and Silipos Inc. ("Silipos"), the Company offers a diverse line of personal care products for the private label retail, medical, and therapeutic markets. The Company sells its medical products primarily in the United States, as well as in more than 30 other countries, to national, regional, and international distributors. The Company sells its personal care products primarily in North America to branded marketers of such products, specialty and mass market retailers, direct marketing companies, and companies that service various amenities markets.

The Company offers a broad range of gel-based orthopedic and prosthetics products that are designed to correct, protect, heal and provide comfort for the patient. The line of personal care products includes bar soap, gel-based therapeutic gloves and socks, scar management products, and other products that are designed to cleanse and moisturize specific areas of the body, often incorporating essential oils, vitamins and nutrients to improve the appearance and condition of the skin.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

Revenue from the sale of the Company's products is recognized upon shipment. The Company does not have any post-shipment obligations to customers. Revenues from shipping and handling fees are included in net sales in the consolidated statements of operations. Costs incurred for shipping and handling are included in cost of sales in the consolidated statements of operations.

(b) Advertising and Promotion Expenses

Advertising and promotion costs are expensed as incurred. Advertising and promotion expenses were approximately $329,923 and $299,000 for the years ended December 31, 2009 and 2008, respectively.

The Company accounts for sales and incentives which include discounts, coupons, co-operative advertising and free products or services in accordance with FASB ASC 605-50 (prior authoritative literature: Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer"). Generally, cash consideration is to be classified as a reduction of net sales, unless specific criteria are met regarding goods or services that a vendor may receive in return for this consideration. The Company's consideration given to customers does not meet these conditions and, accordingly is classified as a reduction to revenue.

(c) Cash Equivalents

The Company considers all short-term, highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's short-term cash investments consist primarily of money market funds.

(d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(e) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method. The lives on which depreciation and amortization are computed are as follows:

Building and improvements	20 years
Office furniture and equipment	3-10 years
Computer equipment and software	3-5 years
Machinery and equipment	5-15 years
Leasehold improvements	5-10 years or term of lease if shorter
Automobiles	3-5 years

The Company reviews long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized. If an impairment loss is required, the amount of such loss is equal to the excess of the carrying value of the impaired asset over its fair value.

(f) Goodwill and Identifiable Intangible Assets with Indefinite Lives and Identifiable Intangible Assets with Definite Lives

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and intangible assets of businesses acquired and accounted for under the purchase method. Accounting rules require that the Company test at least annually for possible goodwill impairment in accordance with the provisions of FASB ASC 350-10 (prior authoritative literature: SFAS No. 142 "Goodwill and Other Intangible Assets"). The Company performs its test in the fourth quarter of each year. In previous periods, the Company has used an earnings capitalization model for impairment testing for certain reporting units. During 2009, the Company changed its income approach method of evaluating the realization of goodwill related to Silipos' medical products and Silipos' personal care reporting units from an earnings capitalization model to a discounted cash flow methodology. The Company believes that this change provides a better measure of fair value because: i) the long term valuation methodology of the discounted cash flow model (the "DCFM") is more appropriate where significant changes in revenue patterns occur from year to year, ii) the DCFM provides a better representation of the prospects of the business over a longer time horizon and iii) the DCFM provides greater flexibility to incorporate changes in the business that occur over multiple periods. The goodwill of the Company's remaining reporting unit, Twincraft, has been and will continue to be evaluated using the DCFM. Furthermore, consistent with FASB ASC 820-10's requirement to consider fair value from a market participant's perspective, the above mentioned income approaches has been coupled with market participant assumptions to estimate fair values for impairment testing at its annual impairment testing date. As a result of these impairment analyses, the Company determined that the goodwill balance existing in one of the reporting units within its personal care products segment was impaired as a result of decreases in projected profitability. Accordingly, the Company recorded an impairment charge of $4,722,426 and $3,300,000, which is included in loss from continuing operations in the consolidated statements of operations for the years ended December 31, 2009 and 2008, respectively.

The Company has certain identifiable intangible assets with definite lives such as license agreements, customer lists, and trademarks which are amortized over their useful lives on a straight-line method or on an accelerated method which appropriately reflects the economic benefit of the related intangible asset. These intangibles are reviewed for impairment under FASB ASC 360-10 (prior authoritative literature: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") when impairment indicators are present. As a result of these impairment analyses, the Company recorded an impairment charge on the Twincraft customer list of $1,000,000 and $2,400,000 for the years ended December 31, 2009 and 2008, as a result of decreases in projected profitability. This impairment charge is included in loss from continuing operations in the consolidated statements of operations.

(g) Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10 (prior authoritative literature: Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB ASC 740-10 (prior authoritative literature: Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"), an interpretation of SFAS No. 109). FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FASB ASC 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure.

The Company adopted FASB ASC 740-10 on January 1, 2007. Under FASB ASC 740-10, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed or to be claimed in tax returns that do not meet these measurement standards. The Company's adoption of FASB ASC 740-10 did not have a material effect on the Company's financial statements, as the Company believes they have no uncertain tax positions.

As permitted by FASB ASC 740-10, the Company also adopted an accounting policy to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in its income tax provision. Previously, the Company's policy was to classify interest and penalties as an operating expense in arriving at pre-tax income. At December 31, 2009 and 2008, the Company does not have accrued interest and penalties related to any unrecognized tax benefits. The years subject to potential audit vary depending on the tax jurisdiction. Generally, the Company's statutes of limitation for tax liabilities are open for tax years ended December 31, 2006 and forward. The Company's major taxing jurisdiction is the United States. Within the United States, Vermont and New York could give rise to significant tax liabilities.

(h) Net Loss Per Share

Basic loss per share is based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is based on the weighted average number of shares of common stock and common stock equivalents (options, warrants, stock awards and convertible subordinated notes) outstanding during the period, except where the effect would be antidilutive.

(i) Foreign Currency Translation

Assets and liabilities of the foreign subsidiaries that are denominated in local currencies have been translated at year-end exchange rates, while revenues and expenses have been translated at average exchange rates in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

(j) Comprehensive Income (Loss)

Comprehensive income (loss) consists of changes to shareholders' equity, other than contributions from or distributions to shareholders, and net income (loss). The Company's other comprehensive income (loss) consists of unrealized foreign currency translation gains and losses. The components of, and changes in, accumulated other comprehensive income (loss) are presented in the Company's consolidated statements of stockholders' equity.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Fair Value of Financial Instruments

FASB ASC 820-10 (prior authoritative literature: SFAS No. 157 "Fair Value Measurements"), was adopted January 1, 2008 and provides guidance related to estimating fair value and requires expanded disclosures. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. In February 2008, the FASB provided a one year deferral for the implementation of FASB ASC 820-10 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company adopted FASB ASC 820-10 for non-financial assets and liabilities as of January 1, 2009 which did not have a material impact on the results of operations. On a nonrecurring basis, the Company uses fair value measures when analyzing asset impairment. Long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair value. During the fourth quarter of each year, the Company evaluates goodwill and indefinite-lived intangibles for impairment at the reporting unit level.

The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

- Level one— Quoted market prices in active markets for identical assets or liabilities;
- Level two— Inputs other than level one inputs that are either directly or indirectly observable; and
- Level three— Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

The following table identifies the financial assets and liabilities that are measured at fair value by level at December 31, 2009 and 2008:

	December 31, 2009 Fair Value Measurements Using			December 31, 2008 Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:						
Money Markets	$ 4,314,514	$ —	$ —	$ 2,347,170	$ —	$ —
Liabilities:						
Derivative	$ —	$ —	$ 1,210	$ —	$ —	$ —

A level 3 unobservable input is used when little or no market data is available. The derivative liability is valued using the Black-Scholes option pricing model using various assumptions. These assumptions are more fully discussed below.

The following table provides a reconciliation of the beginning and ending balances of assets and liabilities valued using significant unobservable inputs (level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009
Derivative liability:	
Beginning balance (January 1, 2009)	$ 30,000
Total (gains) included in earnings	(28,790)
Ending balance	$ 1,210

Total gains and losses included in earnings for the year December 31, 2009 are reported as other income in the consolidated statements of operations.

The following table identifies the non-financial assets that are measured at fair value by level at December 31, 2009:

	Fair Value Measurements Using			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Identifiable Intangible Assets	$ —	$ —	$ 8,017,568	$ (1,000,000)
Goodwill	—	—	11,175,637	(4,722,426)
Total	$ —	$ —	$ 19,193,205	$ (5,722,426)

At December 31, 2009 and 2008, the carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximated fair value because of their short-term maturity. The carrying value of long-term debt, net of discount, at December 31, 2009 and 2008 was $28,017,500 and $28,579,736, respectively. The approximated fair value of long-term debt based on borrowing rates currently available to the Company for debt with similar terms was $25,740,034 at December 31, 2009.

As prescribed under adopted FASB ASC 360-10 (prior authoritative literature: FAS 142 "Goodwill and Other Intangible Assets,") we test annually for possible impairment to goodwill and our indefinite lived tradename. We perform our test as of October 1st each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future growth and profitability at each of our reporting units. We also incorporate market participant assumptions to estimate fair value for impairment testing. Our definite lived intangible assets are tested under adopted FASB ASC 350-30 (prior authoritative literature: FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets") when impairment indicators are present. An undiscounted model is used to determine if the carrying value of the asset is recoverable. If not, a discounted analysis is done to determine the fair value. We engage a valuation analysis expert to prepare the models and calculations used to perform the tests, and we provide them with estimates regarding our reporting units' expected growth and performance for future years.

(m) Discount on Convertible Debt

In June 2008, the FASB published FASB ASC 815-40 (prior authoritative literature: EITF Issue 07-5 "Determining Whether an Instrument is Indexed to an Entity's Own Stock") to address concerns regarding the meaning of "indexed to an entity's own stock" contained in FASB ASC 815-40 (prior authoritative literature: FAS 133: "Accounting for Derivative Instruments and Hedging Activities"). FASB ASC 815-40 addresses the issue of the determination of whether a free-standing equity-linked instrument should be classified as equity or debt. If an instrument is classified as debt, it is valued at fair value, and this value is remeasured on an ongoing basis, with changes recorded in earnings in each reporting period. FASB ASC 815-40 was effective for years beginning after December 15, 2008 and earlier adoption was not permitted. Although FASB ASC 815-40 was effective as of January 1, 2009, any outstanding instrument at the date of adoption requires a retrospective application of the accounting principle through a cumulative effect adjustment to retained earnings upon adoption. The Company completed an analysis as it pertains to the conversion option in its convertible debt, which was triggered by the reset provision, and has determined that the fair value of the derivative liability was $30,000 and the debt discount was $1,312,500 at January 1, 2009. The Company estimates the fair value of the derivative liability using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2009	January 1, 2009
Annual dividend yield	—	—
Expected life (years)	1.94	2.94
Risk-free interest rate	1.70%	1.00%
Expected volatility	80%	80%

Expected volatility is based upon historical volatility. The Company believes this method produces an estimate that is representative of expectations of future volatility over the expected term of the derivative liability. The Company currently has no reason to believe future volatility over the expected remaining life of this conversion option is likely to differ materially from historical volatility. The expected life is based on the remaining term of the conversion option. The risk-free interest rate is based on three-year U.S. Treasury securities. The Company recorded an adjustment to retained earnings in the amount of $1,459,109, which represents the cumulative change in the fair value of the conversion option, net of the impact of amortization of the additional debt discount from date of issuance of the notes (December 8, 2006) through adoption of this pronouncement. In addition, as required by FASB ASC 815-40, the Company recorded an adjustment to reduce additional paid in capital in the amount of $476,873, which represents the reversal of the value of the debt discount that was recorded in paid in capital in connection with a reset of the bond conversion price in January 2007. The debt discount will be amortized over the remaining life of the debt resulting in greater interest expense in the future. Relating to the adoption of FASB ASC 815-40, the Company recognized an additional interest expense in the amount of $354,862, for a total expense of $450,000 in the year ended December 31, 2009.

(n) Internal Use Software

In accordance with FASB ASC 350-10 (prior authoritative literature: Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"), the Company capitalizes internal-use software costs upon the completion of the preliminary project stage and ceases capitalization when the software project is substantially complete and ready for its intended use. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

(o) Internally Developed Intangible Assets

In accordance with FASB ASC 350-30 (prior authoritative literature: SFAS No. 142 "Goodwill and Other Intangible Assets"), the Company capitalizes legal fees and similar costs related to it's internally developed patents. Upon approval of the patent, these costs will be amortized over the life of the patent.

(p) Stock-Based Compensation

The Company accounts for share-based compensation cost in accordance with FASB ASC 718-10 (prior authoritative literature: SFAS No. 123(R), "Share-Based Payment"). The fair value of each option award is estimated on the date of the grant using a Black-Scholes option valuation model. The compensation cost is recognized over the service period which is usually the vesting period of the award. Expected volatility is based on the historical volatility of the price of the Company's stock. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. For stock options granted as consideration for services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of FASB ASC 505-50 (prior authoritative literature: EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" and EITF 00-18 "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees").

(q) Concentration of Credit Risk

We have a diverse customer base, and for the year ended December 31, 2009, only one customer accounted for more than 10.0% of our revenues. This customer is an amenity distributor in the hotel/resort industry. 2009 revenue from this customer was approximately $4.5 million or 11.0% of our total revenues. At December 31, 2009 and 2008 accounts receivable from this customer were approximately $628,000 and $359,000 respectively.

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and currently invests primarily in money market accounts. Accounts receivable are generally diversified due to the number of customers comprising the Company's customer base. As of December 31, 2009 and 2008, the Company's allowance for doubtful accounts was approximately $314,000 and $172,000. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable. The carrying amounts of these financial instruments are reasonable estimates of their fair value.

(r) Recently Issued Accounting Pronouncements

In December 2007, the FASB published FASB ASC 805-10 (prior authoritative literature: SFAS No.141(R), "Business Combinations"), which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest of an acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. FASB ASC 805-10 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application was prohibited. The Company did not complete any acquisitions in the year ended December 31, 2009 and therefore the adoption by the Company of FASB ASC 805-10 had no effect upon the Company's financial position or results of operations.

In March 2008, the FASB published FASB ASC 815-10 (prior authoritative literature: SFAS No. 161, "Disclosures and Derivative Instruments and Hedging Activities — an Amendment of FASB Statement 133"). FASB ASC 815-10 will change the disclosure requirements for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FASB ASC 815-10 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption by the Company of FASB ASC 815-10 did not have a material impact on the Company's financial position or results of operations.

The Company adopted FASB ASC 855-10 (prior authoritative literature: FASB Statement No. 165 "Subsequent Events") effective June 30, 2009. This statement establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was March 18, 2010. The effect of adopting this pronouncement did not have a material effect on the Company's financial position or results of operations.

(4) Sale of Subsidiaries and Businesses

Sale of Langer (UK) Limited

On January 18, 2008, the Company sold all of the outstanding capital stock of its wholly owned subsidiary, Langer UK, to an affiliate of Sole Solutions, a retailer of specialty footwear based in the United Kingdom. The sales price was $1,155,313, of which $934,083 was paid at closing and the remaining balance is evidenced by a note receivable in the amount of 112,500 British pounds (valued at $181,406 at December 31, 2009). The note receivable bears interest at 8.5% annually with quarterly payments of interest. The entire principal balance on the note receivable was due in full on January 18, 2010. The Company has agreed to extend the due date of the note. The revised terms require monthly payments of principal of 12,500 British pounds and interest at 8.5% from April 2010 to December 2010. The note is included in prepaid expenses and other current assets in the consolidated balance sheet. In addition, upon closing, the Company entered into an exclusive sales agency agreement and distribution services agreement by which Langer UK will act as sales agent and distributor for Silipos products in the United Kingdom, Europe, Africa, and Israel. These agreements had original terms of three years and have been extended until December 31, 2012. In December 2007, the Company recorded a loss before income taxes of $175,558 associated with this sale which included an impairment of goodwill of $462,729 and transaction costs of $125,914.

Sale of Regal Medical Supply, LLC

On June 11, 2008, the Company sold its entire membership interest of its wholly-owned subsidiary, Regal, to a group of investors, including a member of Regal's management. The sales price was $501,000, which was paid in cash at closing. The Company recorded a loss before income taxes of $1,929,564 which included an impairment of $1,277,521 related to goodwill and transaction costs of $69,921. This loss is included in loss from operations of discontinued subsidiaries in the consolidated statements of operations for the year ended December 31, 2008. During 2009, the Company recorded two adjustments which increased the loss by $73,326. The Company recorded additional rent expense of $98,166 related to the former Regal offices, which was partially offset by the reversal of an accrual of $24,840 for transaction costs which was no longer required. These adjustments are included in income (loss) from operations of discontinued subsidiaries in the consolidated statements of operations for the year ended December 31, 2009.

Sale of Bi-Op Laboratories, Inc.

On July 31, 2008, the Company sold all of the outstanding capital stock of its wholly-owned subsidiary, Bi-Op, to a third party, which included the general manager of Bi-Op. The sales price of $2,040,816 was paid in cash at closing, and was subject to adjustment following the closing to extent that working capital, as defined by the purchase agreement, is less or greater than $488,520. In October 2008, a working capital adjustment due to the Company in the amount of $325,961 was agreed to by both parties to the transaction. The Company recorded a loss before income taxes of $659,798 which included an impairment of goodwill of $808,502 and transaction costs of $334,594. This loss is included in loss from operations of discontinued subsidiaries in the consolidated statement of operations for the year ended December 31, 2008.

Sale of Langer Branded Custom Orthotics Assets and Liabilities

On October 24, 2008, the Company sold substantially all of the operating assets and liabilities of the Langer branded custom orthotics and related products business to a third party. The sales price was approximately $4,750,000, of which $475,000 will be held in escrow for up to 12 months to satisfy indemnification claims of the purchaser. The Company received $237,500 of the amount held in escrow in April 2009. The remaining escrow balance of $237,500 is included in prepaid expenses and other current assets at December 31, 2009 and was released and received by the Company in March 2010. The sale price was subject to adjustment within 90 days of closing to the extent that working capital, as defined by the purchase agreement, is less or greater than $1,100,000 as of the closing date. In January 2009, a working capital adjustment due to the Company in the amount of $116,418 was agreed to by both parties to the transaction. The Company recorded a loss before income taxes on this sale of $179,715, which included an impairment of $1,672,344 related to goodwill and transaction costs of $565,327. This loss is included in loss from operations of discontinued subsidiaries in the consolidated statements of operations for the year ended December 31, 2008. In connection with this sales transaction, the Company has surrendered its right to continue to use the Langer name and trademark, accordingly, the Company changed its corporate name to PC Group, Inc. effective July 23, 2009. During 2009, the Company recorded an adjustment to reduce this loss by $75,000 due to the reversal of an accrual for severance pay which is no longer required. This amount is included in income (loss) from operations of discontinued subsidiaries in the consolidated statements of operations for the year ended December 31, 2009.

(5) Discontinued Operations

The Company completed the sale of Langer UK on January 18, 2008, Regal on June 11, 2008, Bi-Op on July 31, 2008 and substantially all of the operating assets and liabilities related to the Langer branded custom orthotics and related products business on October 24, 2008 (see Note 4). Also, in 2009, the Company recorded adjustments to the losses of Regal and the Langer custom orthotics and related products business (See Note 4). In accordance with FASB ASC 360-10, the results of operations of these wholly owned subsidiaries and businesses for the current and prior periods have been reported as discontinued operations. Operating results of these wholly owned subsidiaries and businesses, which were formerly included in the medical products and Regal segments, are summarized as follows:

	Year Ended December 31,	
	2009	2008
Revenues:		
Langer UK	$ —	$ —
Regal	—	1,526,301
Bi-Op	—	1,617,356
Langer branded custom orthotics	—	9,208,341
Total revenues	$ —	$ 12,351,998
Net loss from operations	$ —	$ (77,064)
Gain (Loss) on sale	1,694	(2,769,077)
Other expense, net		31,602
Loss before income taxes	1,694	(2,814,539)
Benefit from (provision for) income tax	—	499,595
Loss from discontinued operations	$ 1,694	$ (2,314,944)

(Income) Loss from discontinued operations, net of any tax benefit, is comprised of the following for the years ended December 31, 2009 and 2008:

	2009	2008
Langer UK	$ —	$ 202,313
Regal	(73,326)	(2,163,721)
Bi-Op	—	(422,195)
Langer branded custom orthotics	75,000	68,659
Total	$ 1,674	$ (2,314,944)

(6) Identifiable intangible assets

Identifiable intangible assets at December 31, 2009 consisted of:

Assets	Estimated Useful Life (Years)	Net Carrying Value	Accumulated Amortization	Provision for Impairment	Net Carrying Value
Trade names—Silipos	18	$ 2,688,000	$ 149,334	$ —	$ 2,538,666
Repeat customer base—Silipos	7	1,680,000	1,432,186	—	247,814
License agreements and related technology—Silipos	9.5	1,364,000	753,790	—	610,210
Repeat customer base—Twincraft	19	4,814,500	1,489,496	1,000,000	2,325,004
Trade names—Twincraft	23	2,629,300	333,426	—	2,295,874
		$ 13,175,800	$ 4,158,232	$ 1,000,000	$ 8,017,568

Identifiable intangible assets at December 31, 2008 consisted of:

Assets	Estimated Useful Life (Years)	Original Cost	Accumulated Amortization	Provision for Impairment	Net Carrying Value
Trade names—Silipos	Indefinite	$ 2,688,000	$ —	$ —	$ 2,688,000
Repeat customer base—Silipos	7	1,680,000	1,158,994	—	521,006
License agreements and related technology—Silipos	9.5	1,364,000	610,211	—	753,789
Repeat customer base—Twincraft	19	7,214,500	1,107,988	2,400,000	3,706,512
Trade names—Twincraft	23	2,629,300	219,108	—	2,410,192
		$ 15,575,800	$ 3,096,301	$ 2,400,000	$ 10,079,499

As of December 31, 2009 and 2008, it was determined that the carrying value of the Twincraft customer base was not recoverable and, accordingly, was written down to its fair value resulting in an impairment of $1,000,000 and $2,400,000. Also, effective January 1, 2009, the Company changed the estimated useful life of the Silipos tradename from an indefinite life to a useful life of 18 years.

Aggregate amortization expense relating to the above identifiable intangible assets for the years ended December 31, 2009 and 2008 were $1,061,930, and $1,444,990, respectively. As of December 31, 2009, the estimated future amortization expense is $916,961 for 2010, $657,256 for 2011, $748,775 for 2012, $699,396 for 2013, $535,961 for 2014 and $4,459,489 thereafter.

(7) Goodwill

Changes in goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Medical Products	Personal Care Products	Regal	Total
Balance, January 1, 2008	$ 10,830,765	$ 9,848,144	$ 1,277,521	$ 21,956,430
Sale of Regal, included in discontinued operations	—	—	(1,277,521)	(1,277,521)
Allocated to Bi-Op, impaired and included in discontinued operations	(808,502)	—	—	(808,502)
Twincraft escrow payment	—	1,000,000	—	1,000,000
Twincraft impairment charge	—	(3,300,000)	—	(3,300,000)
Allocated to the Langer branded orthotics and related products business and included in discontinued operations	(1,672,344)	—	—	(1,672,344)
Balance at December 31, 2008	$ 8,349,919	$ 7,548,144	$ —	$ 15,898,063
Twincraft impairment charge	—	(4,722,426)	—	(4,722,426)
Balance at December 31, 2009	$ 8,349,919	$ 2,825,718	$ —	$ 11,175,637

(8) Inventories, net

Inventories, net, consisted of the following:

	December 31, 2009	December 31, 2008
Raw materials	$3,752,980	$ 4,010,119
Work-in-process	277,372	287,823
Finished goods	2,572,236	3,177,620
	6,602,588	7,475,562
Less: Allowance for excess and obsolescence	(614,379)	(610,268)
	$5,988,209	$ 6,865,294

(9) Property and Equipment, net

Property and equipment, net, is comprised of the following:

	December 31, 2009	December 31, 2008
Land, building and improvements	$ 2,557,738	$ 2,557,738
Office furniture and equipment	364,450	381,067
Computer equipment and software	1,573,630	1,501,927
Machinery and equipment	10,138,295	9,601,178
Leasehold improvements	2,444,836	2,401,539
	17,078,949	16,443,449
Less: Accumulated depreciation and amortization	8,588,720	7,129,150
	$ 8,490,229	$ 9,314,299

Depreciation and amortization expense relating to property and equipment was $1,511,652 and $2,596,701 for the years ended December 31, 2009 and 2008, respectively. Property and equipment held under capital leases had a net book value of $1,297,350 as of December 31, 2009 (See Note 12, "Long-Term Debt").

(10) Other Current Liabilities

Other current liabilities consisted of the following:

	December 31,	
	2009	2008
Accrued payroll and taxes	$ 392,891	$ 296,078
Accrued professional fees	510,788	374,972
Accrued merchandise	649,115	669,366
Accrued transaction costs	—	152,224
Deferred interest – capital lease	90,795	235,797
Accrued bonuses	43,368	103,983
Accrued severance and severance related	—	141,992
Credits due customers	21,071	72,965
Accrued rent	269,534	225,623
Accrued royalty	19,055	19,321
Accrued sales rebates	38,487	58,335
Other	264,816	258,569
	$ 2,299,920	$ 2,609,225

(11) Credit Facility

On May 11, 2007, the Company entered into a secured revolving credit facility agreement (the "Credit Facility") with Wachovia Bank, N.A. ("Wachovia"), expiring on September 30, 2011. During 2008, the Company entered into two amendments that decreased the maximum amount that the Company may borrow. The Credit Facility, as amended, provides an aggregate maximum availability, if and when the Company has the requisite levels of assets, in the amount of $12 million, and is subject to a sub-limit of $5 million for the issuance of letter of credit obligations, another sub-limit of $3 million for term loans, and a sub-limit of $4 million on loans against inventory. Loans under the Credit Facility will bear interest at 0.5 percent above the lender's prime rate or, at the Company's election, at 2.5 percentage points above an Adjusted Eurodollar Rate, as defined in the Credit Facility. The Credit Facility is collateralized by a first priority security interest in inventory, accounts receivables and all other assets and is guaranteed on a full and unconditional basis by the Company and each of the Company's domestic subsidiaries (Silipos and Twincraft) and any other company or person that hereafter becomes a borrower or owner of any property in which the lender has a security interest under the Credit Facility. As of December 31, 2009, the Company had no outstanding advances under the Credit Facility and has approximately $5.5 million available under the Credit Facility related to eligible accounts receivable and inventory. In addition, the Company has approximately $1.8 million of availability related to property and equipment for term loans.

If the Company's availability under the Credit Facility drops below $3 million or borrowings under the facility exceed $10 million, the Company is required under the Credit Facility to deposit all cash received from customers into a blocked bank account that will be swept daily to directly pay down any amounts outstanding under the Credit Facility. In such event, the Company would not have any control over the blocked bank account.

The Company's borrowings availabilities under the Credit Facility are limited to 85% of eligible accounts receivable and 60% of eligible inventory, and are subject to the satisfaction of certain conditions. Term loans shall be secured by equipment or real estate hereafter acquired. The Company is required to submit monthly unaudited financial statements to Wachovia.

If the Company's availability is less than $3 million, the Credit Facility requires compliance with various covenants including but not limited to a fixed charge coverage ratio of not less than 1.0 to 1.0. Availability under the Credit Facility is reduced by 40% of the outstanding letters of credit related to the purchase of eligible inventory, as defined, and 100% of all other outstanding letters of credit. At December 31, 2009, the Company had outstanding letters of credit related to the purchase of eligible inventory of approximately $150,300.

To the extent that amounts under the Credit Facility remain unused, while the Credit Facility is in effect and for so long thereafter as any of the obligations under the Credit Facility are outstanding, the Company will pay a monthly commitment fee of three eights of one percent (0.375%) on the unused portion of the loan commitment. The Company paid Wachovia a closing fee in the amount of $75,000 in August 2007. In addition, the Company paid legal and other costs associated with obtaining the Credit Facility of $319,556 in 2007. In April 2008, the Company paid a $20,000 fee to Wachovia related to an amendment of the Credit Facility, which has been recorded as a deferred financing cost and is being amortized over the remaining term of the Credit Facility. As of December 31, 2009, the Company had unamortized deferred financing costs in connection with the Credit Facility of $167,254. Amortization expense for the years ended December 31, 2009 and 2008 was $95,574 and $94,145, respectively.

(12) Long-Term Debt

On December 8, 2006, the Company entered into a note purchase agreement for the sale of $28,880,000 of 5% convertible subordinated notes due December 7, 2011 (the "5% Convertible Notes"). The 5% Convertible Notes are not registered under the Securities Act of 1933, as amended. The Company filed a registration statement with respect to the shares acquirable upon conversion of the 5% Convertible Notes, including an additional number of shares of common stock issuable on account of adjustments of the conversion price under the 5% Convertible Notes, (collectively, the "Underlying Shares") in January, 2007, and filed Amendment No. 1 to the registration statement in November, 2007, Amendment No. 2 in April 2008, and Amendments No. 3 and 4 in June 2008; the registration statement was declared effective on June 18, 2008. The 5% Convertible Notes bear interest at the rate of 5% per annum, payable in cash semiannually on June 30 and December 31 of each year, commencing June 30, 2007. For each of the years ended December 31, 2009 and 2008 the Company recorded interest expense related to the 5% Convertible Notes of approximately $1,444,000. At the date of issuance, the 5% Convertible Notes were convertible at the rate of $4.75 per share, subject to certain reset provisions. At the original conversion price at December 31, 2006, the number of Underlying Shares was 6,080,000. Since the conversion price was above the market price on the date of issuance and there were no warrants attached, there was no beneficial conversion. Subsequent to December 31, 2006, on January 8, 2007 and January 23, 2007, in conjunction with common stock issuances related to two acquisitions, the conversion price was adjusted to $4.6706, and the number of Underlying Shares was thereby increased to 6,183,359, pursuant to the anti-dilution provisions applicable to the 5% Convertible Notes. On May 15, 2007, as a result of the issuance of an additional 68,981 shares of common stock to the Twincraft sellers on account of upward adjustments to the Twincraft purchase price, and the surrender to the Company of 45,684 shares of common stock on account of downward adjustments in the Regal purchase price, the conversion price under the 5% Convertible Notes was reduced to $4.6617, and the number of Underlying Shares was increased to 6,195,165 shares. This adjustment to the conversion price resulted in an original debt discount of $476,873. Effective January 1, 2009, the Company adopted the provisions of FASB ASC 815-40 which required a retrospective adjustment to the debt discount. At January 1, 2009, the debt discount was adjusted to $1,312,500. This amount will be amortized over the remaining term of the 5% Convertible Notes and be recorded as interest expense in the consolidated statements of operations. The charge to interest expense relating to the debt discount for the year ended December 31, 2009 was $450,000.

The principal of the 5% Convertible Notes is due on December 7, 2011, subject to the earlier call of the 5% Convertible Notes by the Company, as follows: (i) the 5% Convertible Notes could not be called prior to December 7, 2007; (ii) from December 7, 2007, through December 7, 2009, the 5% Convertible Notes may be called and redeemed for cash, in the amount of 105% of the principal amount of the 5% Convertible Notes (plus accrued but unpaid interest, if any, through the call date); (iii) after December 7, 2009, the 5% Convertible Notes may be called and redeemed for cash in the amount of 100% of the principal amount of the 5% Convertible Notes (plus accrued but unpaid interest, if any, through the call date); and (iv) at any time after December 7, 2007, if the closing price of the common stock of the Company on the NASDAQ (or any other exchange on which the Company's common stock is then traded or quoted) has been equal to or greater than $7.00 per share for 20 of the preceding 30 trading days immediately prior to the Company's issuing a call notice, then the 5% Convertible Notes shall be mandatorily converted into common stock at the conversion price then applicable. The Company had a Special Meeting of Stockholders on April 19, 2007, at which the Company's stockholders approved the issuance by the Company of the shares acquirable on conversion of the 5% Convertible Notes.

In the event of a default on the 5% Convertible Notes, the due date of the 5% Convertible Notes may be accelerated if demanded by holders of at least 40% of the 5% Convertible Notes, subject to a waiver by holders of 51% of the 5% Convertible Notes if the Company pays all arrearages of interest on the 5% Convertible Notes. Events of default are defined to include change in control of the Company.

The payment of interest and principal of the 5% Convertible Notes is subordinate to the Company's presently existing capital lease obligations, in the amount of approximately $2,700,000 as of December 31, 2009, and the Company's obligations under its Credit Facility. The 5% Convertible Notes would also be subordinated to any additional debt which the Company may incur hereafter for borrowed money, or under additional capital lease obligations, obligations under letters of credit, bankers' acceptances or similar credit transactions.

In connection with the sale of the 5% Convertible Notes, the Company paid a commission of $1,338,018 based on a rate of 4% of the amount of 5% Convertible Notes sold, excluding the 5% Convertible Notes sold to members of the Board of Directors and their affiliates, to Wm. Smith & Co., who served as placement agent in the sale of the 5% Convertible Notes. The total cost of raising these proceeds was $1,338,018, which will be amortized through December 7, 2011, the due date for the payment of principal on the 5% Convertible Notes. The amortization of these costs for each of the years ended December 31, 2009 and 2008 was $264,747, and is recorded as an interest expense in the consolidated statements of operations.

Pursuant to the acquisition of Silipos, the Company is obligated under a capital lease covering the land and building at the Silipos facility in Niagara Falls, N.Y. that expires in 2018. This lease also contains two five-year renewal options. As of December 31, 2009 and 2008, the Company's obligation under the capital lease is $2,700,000.

Annual future minimum capital lease payments are as follows:

Years Ending December 31:	
2010	$ 453,512
2011	467,117
2012	481,130
2013	495,564
2014	510,431
Later years through 2018	1,864,396
Total minimum lease payments	4,272,150
Less: Amount representing interest	(1,572,150)
Present value of net minimum capital lease payments	2,700,000
Less: Current installments of obligations under capital lease	(81,011)
Obligations under capital lease, excluding current installment	$ 2,618,989

Additionally, the Company has accrued interest of $90,795 and $235,797 at December 31, 2009 and 2008, respectively, with respect to the capital lease which is included in other current liabilities at the respective balance sheet dates.

	December 31	
	2009	2008
Land	$ 278,153	$ 278,153
Building	1,654,930	1,654,930
	1,933,083	1,933,083
Less: Accumulated Depreciation	635,733	514,641
	$ 1,297,350	$ 1,418,442

At December 31, 2009 and 2008, the gross amount of land and building and related accumulated depreciation recorded under the capital lease was as follows:

(13) Commitments and Contingencies

(a) Leases

Certain of the Company's facilities and equipment are leased under noncancelable operating leases. Rental expense amounted to $1,251,279 and $1,473,531 for the years ended December 31, 2009 and 2008, respectively. The leases expire at various dates through 2014.

Future minimum rental payments required under current operating leases are:

Years Ending December 31:	
2010	$ 758,385
2011	484,594
2012	466,119
2013	460,800
2014	40,404
Thereafter	2,696
	$ 2,212,998

(b) Royalties

The Company has entered into several agreements with licensors, consultants and suppliers, which require the Company to pay royalty fees relating to the sale of certain products. Royalties in the aggregate under these agreements totaled $119,938, and $221,320 for the years ended December 31, 2009 and 2008, respectively.

(c) Letters of Credit

The Company has outstanding letters of credit amounting to $150,300 related to the purchase of inventory that expire at various dates to March 2010.

(14) Employee Restricted Stock and Other Stock Issuances

In January and September 2007, the Board of Directors approved a grant of 872,500 shares of restricted stock to certain officers and board members, subject to certain performance conditions. During the year ended December 31, 2008, the restricted shares issued to an officer were forfeited on account of her resignation as an officer and employee effective February 5, 2008. The Company will record stock compensation expense once the performance criteria is probable. As of December 31, 2009, no stock compensation expense with respect to any of these restricted stock awards has been recorded.

(15) Stock Options

Effective January 1, 2006, the Company adopted FASB ASC 718-10 (prior authoritative literature: SFAS No. 123(R), "Share-Based Payment"). FASB ASC 718-10 replaces SFAS No. 123 and supersedes APB Opinion No. 25 and requires that all stock-based compensation be recognized as an expense in the financial statements and that such costs be measured at the fair value of the award. The total stock compensation expense for the years ended December 31, 2009 and 2008 was $206,347 and $157,331, and are included in general and administrative expenses in the consolidated statements of operations.

The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense is reduced for estimated forfeitures. FASB ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

During the years ended December 31, 2009 and 2008, the Company's calculations were made using the Black-Scholes option pricing model and are on a multiple option valuation approach. The Black-Scholes model is affected by the Company's stock price as well as assumptions regarding certain subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, the risk-free interest rate, and the expected life of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options granted. The expected volatility, holding period, and forfeitures of options are based on historical experience. The historical period used for volatility is comprised of daily historical activity for a period equal to the term. For the years ended December 31, 2009 and 2008, as permitted under FASB ASC 718-10, the Company calculated its expected term using the short cut method as they believe they do not have enough information related to historical activity.

The following table lists the weighted average assumptions used by the Company in determining the fair value of stock options for the years ended December 31, 2009 and 2008:

	2009	2008
Expected volatility	125%	77%
Expected dividends	—	—
Expected terms (in number of months)	84	84
Risk-free interest rate	3.46%	3.25%
Option grants (weighted average fair value)	—	$ 3.35

At the Company's July 17, 2001 annual meeting, the shareholders approved and adopted a stock incentive plan for a maximum of 1,500,000 shares of common stock (the "2001 Plan"). Outstanding options granted under the 2001 Plan are exercisable for a period of up to ten years from the date of grant at an exercise price at least equal to 100 percent of the fair market value of the Company's common stock at the date of grant and option awards generally vest in 3 years of continuous service, all of which are subject to the approval of the Board of Directors. At December 31, 2009, there were 337,752 options outstanding under the 2001 Plan. On June 23, 2005, the shareholders approved the Company's 2005 Stock Incentive Plan (the "2005 Plan"), with substantially the same terms as the 2001 Plan, pursuant to which a maximum 2,000,000 shares of common stock are reserved for issuance and available for awards. At December 31, 2009, there were 1,080,000 options outstanding under the 2005 Plan. On June 20, 2007, the shareholders approved the Company's 2007 Stock Incentive Plan (the "2007 Plan") with substantially the same terms as the previous plans, pursuant to which a maximum of 2,000,000 shares of common stock are reserved for issuance and available for rewards. At December 31, 2009, there were 60,000 options outstanding under the 2007 Plan. Additionally, 250,000 non-plan options were outstanding at December 31, 2009.

The following is a summary of activity to the Company's qualified and non-qualified stock options:

	Number of Shares	Exercise Price Range Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2007	1,963,252		5.28
Granted	60,000	0.90	0.90
Cancelled or forfeited	(295,500)	1.53 – 8.07	5.04
Outstanding at December 31, 2008 and 2009	1,727,752		5.17
Vested at December 31, 2009	1,419,418		5.20
Exercisable at December 31, 2009	1,419,418		5.20

Under the 2001 Plan, at December 31, 2009, 337,752 options were exercisable. Under the 2005 Plan, at December 31, 2009, 771,666 options were exercisable. Under the 2007 Plan, 60,000 options were exercisable at December 31, 2009. Additionally, at December 31, 2009, there were 250,000 non-plan options which are exercisable.

The options outstanding at December 31, 2009 had remaining lives ranging from approximately 1.12 years to 8.6 years, with a weighted average life of approximately 6.1 years.

The following table summarizes the Company's nonvested stock option activity for the year ended December 31, 2009:

	Number Outstanding	Weighted Average Fair Value at Grant Date
Non-vested options at December 31, 2008	329,167	$ 997,156
Options cancelled or forfeited	—	—
Chang in fair value of options	—	(5)
Vested options at December 31, 2009	(20,833)	(66,165)
Non-Vested options at December 31, 2009	308,334	$ 930,986

The aggregate intrinsic value of options outstanding at December 31, 2009 and 2008 was approximately $1,200 and $176,800, respectively and the aggregate intrinsic value of exercisable options was $1,200 and $149,700, respectively. No options were exercised during the years ended December 31, 2009 and 2008. At December 31, 2009, there was approximately $240,000 of unrecognized compensation cost related to share-based payments, which is expected to be recognized over a weighted-average period of approximately 1.2 years.

At December 31, 2008, the Company had 60,000 warrants outstanding. These warrants were exercised during 2009.

(16) Segment Information

At December 31, 2009, the Company operated in two segments (medical products and personal care). The medical products segment includes the Silipos medical business. The personal care segment includes Twincraft and the Silipos personal care business. Assets and expenses related to the Company's corporate offices are reported under "other" as they do not relate to any of the operating segments. Intersegment sales are recorded at cost.

Segment information for the years ended December 31, 2009 and 2008 is summarized as follows:

Year Ended December 31, 2009	Medical	Personal Care	Other	Total
Net sales	$ 8,212,390	$ 32,663,944	$ –	$ 40,876,334
Operating income (loss) from continuing operations	313,964	(4,457,246)	(2,874,810)	(7,018,092)
Provision for impairment	–	5,722,426	–	5,722,426
Depreciation of property and equipment and amortization of identifiable intangible assets	771,850	1,737,774	63,959	2,573,583
Long-lived assets	2,707,163	13,639,199	161,435	16,507,797
Total assets	16,207,968	22,003,963	6,069,986	44,281,917
Capital expenditures	20,003	678,816	2,070	700,889

Year Ended December 31, 2008	Medical	Personal Care	Other	Total
Net sales	$ 9,481,160	$ 35,579,988	$ –	$ 45,061,148
Operating (loss) income from continuing operations	1,526,131	(5,691,809)	(4,530,753)	(8,696,431)
Provision for impairment	–	5,700,000	–	5,700,000
Depreciation of property and equipment and amortization of identifiable intangible assets	572,803	2,573,601	757,471	3,903,875
Long-lived assets	5,382,068	13,775,100	236,630	19,393,798
Total assets	16,256,335	31,596,294	6,312,278	54,164,907
Capital expenditures	218,206	520,252	21,868	760,326

Geographical segment information is summarized as follows:

Year Ended December 31, 2009	United States	Canada	Europe	Other	Consolidated Total
Net sales to external customers	$ 33,177,678	$ 3,277,734	$ 2,430,864	$ 1,990,058	$ 40,876,334
Gross profit	9,042,543	776,032	1,111,925	921,208	11,851,707
Operating income (loss)	(7,595,421)	187,609	213,459	176,261	(7,018,092)
Provision for impairment	5,722,426	–	–	–	5,722,426
Depreciation of property and equipment and amortization of identifiable intangible assets	2,573,583	–	–	–	2,573,583
Long-lived assets	16,507,797	–	–	–	16,507,797
Total assets	44,009,563	–	272,354	–	44,281,917
Capital expenditures	700,889	–	–	–	700,889

Year Ended December 31, 2008	United States	Canada	Europe	Other	Consolidated Total
Net sales to external customers	$ 36,752,558	$ 1,848,966	$ 5,172,888	$ 1,286,736	$ 45,061,148
Gross profit	9,815,108	407,542	2,331,749	524,770	13,079,169
Operating income (loss)	(9,724,036)	29,114	827,285	171,206	(8,696,431)
Provision for impairment	5,700,000	–	–	–	5,700,000
Depreciation of property and equipment and amortization of identifiable intangible assets	3,903,875	–	–	–	3,903,875
Long-lived assets	19,393,798	–	–	–	19,393,798
Total assets	53,797,296	–	367,611	–	54,164,907
Capital expenditures	760,326	–	–	–	760,326

Export sales from the Company's United States operations accounted for approximately 19% and 18% of net sales for the years ended December 31, 2009 and 2008, respectively.

(17) Retirement Plan

The Company has a defined contribution retirement and savings plan (the "401(k) Plan") designed to qualify under Section 401(k) of the Internal Revenue Code (the "Code"). Eligible employees include those who are at least twenty-one years old and who have worked at least 1,000 hours during any one year. The Company may make matching contributions in amounts that the Company determines at its discretion at the beginning of each year. In addition, the Company may make further discretionary contributions. Participating employees are immediately vested in amounts attributable to their own salary or wage reduction elections, and are vested in Company matching and discretionary contributions under a vesting schedule that provides for ratable vesting over the second through sixth years of service. The assets of the 401 (k) Plan are invested in stock, bond and money market mutual funds. For the years ended December 31, 2009 and 2008, the Company made contributions totaling $8,774 and $88,314, respectively, to the 401(k) Plan.

(18) Income Taxes

The components of net income (loss) before the provision for (benefit from) income taxes are as follows:

	2009	2008
Domestic operations	$ (9,481,873)	$(11,193,083)
Foreign operations	(41,020)	294,180
	$ (9,522,893)	$(10,898,903)

The provision for (benefit from) income taxes is comprised of the following:

	Years Ended December 31,	
	2009	2008
Current:		
Federal	$ —	$ —
State	31,223	42,231
Foreign	—	—
	31,223	42,231
Deferred:		
Federal	(913,920)	311,986
State	(161,280)	55,056
Foreign	—	—
	(1,075,200)	367,042
	$ (1,043,977)	$ 409,273

As of December 31, 2009, the Company has net Federal and state tax operating loss carryforwards of approximately $21,700,000, which may be applied against future taxable income and which expire from 2010 through 2029. Future utilization of these net operating loss carryforwards will be limited under existing tax law due to the change in control of the Company in 2001.

The following is a summary of deferred tax assets and liabilities:

	December 31,	
	2009	2008
Current assets:		
Accounts receivable	$ 121,698	$ 62,980
Stock options	660,703	654,379
Inventory reserves	456,037	488,329
Accrued expenses and other	25,495	25,784
	1,263,933	1,231,472
Non-current assets:		
Capital lease	611,300	642,029
Intangible assets	268,885	186,602
Net operating loss carryforwards	9,183,420	8,449,506
Other	12,082	9,543
	10,075,687	9,287,680
Valuation allowances	(7,492,719)	(6,944,138)
Non-current liabilities:		
Property and equipment	(983,082)	(1,128,333)
Goodwill and Trade Names	(3,561,827)	(4,219,891)
	(4,544,909)	(5,348,224)
Net deferred tax liabilities	$ (698,010)	$ (1,773,210)

The impairment of goodwill and the customer list of Twincraft during 2009 and 2008 resulted in approximately $400,000 and $960,000 of decreases in deferred tax liabilities, respectively. These deferred tax liabilities resulted in a corresponding reduction to the tax valuation allowance relating to the Company's net deferred tax assets.

The Company's provision for income taxes differs from the Federal statutory rate. The reasons for such differences are as follows:

	Years Ended December 31,			
	2009		2008	
	Amount	%	Amount	%
Provision at Federal statutory rate	$ (3,237,215)	(34.0)	$ (3,705,627)	(34.0)
Other permanent items	1,689,796	20.2	3,067,887	11.2
Increase (decrease) in taxes resulting from:				
State income tax expense, net of federal benefit	(85,838)	(1.3)	97,287	0.9
Expiration of NOL's	139,368	1.7	250,626	2.3
Effect of foreign operations	13,947	0.2	(100,021)	(0.9)
Change in valuation allowance	466,295	0.7	799,121	24.2
Other	(30,330)	(0.5)	—	—
Provision (benefit) for Income Taxes	$ (1,043,977)	(13.0)%	$ 409,273	3.7%

The Other Permanent items primarily relate to the write-off of $4,722,426 and $3,300,000 of goodwill during the years ended December 31, 2009 and 2008, respectively.

The Company does not provide for income taxes on the unremitted earnings of foreign subsidiaries where, in management's opinion, such earnings have been indefinitely reinvested in those operations or will be remitted as dividends with taxes substantially offset by foreign tax credits, which are immaterial. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to these investments.

In 2009, the Company recognized a deferred income tax benefit of $1,075,000 resulting from the reversal of a previously established tax valuation allowance which is no longer required due to the change in the useful life of the Silipos tradename from an indefinite life to a useful life of approximately 18 years effective January 1, 2009.

The Company adopted FASB ASC 740-10 effective January 1, 2007, wherein tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement.

At December 31, 2009, the Company did not have any unrecognized tax benefits. The year subject to potential audit varies depending on the tax jurisdiction. Generally, the Company's statutes are open for tax years ended December 31, 2006 and forward. The Company's major taxing jurisdictions include the United States, Vermont, and New York State.

(19) Reconciliation of Basic and Diluted Loss Per Share

Basic loss per common share ("EPS") is computed based on the weighted average number of common shares outstanding during each period. Diluted loss per common share is computed based on the weighted average number of common shares, after giving effect to dilutive common stock equivalents outstanding during each period. The diluted loss per share computations for the years ended December 31, 2009 and 2008 exclude approximately 1,728,000 shares, related to employee stock options because the effect of including them would be anti-dilutive. The impact of the 5% Convertible Notes on the calculation of the fully-diluted earnings per share was anti-dilutive and is therefore not included in the computation for the years ended December 31, 2009 and 2008.

(20) Related Party Transactions

5% Convertible Subordinated Notes. On December 8, 2006, the Company sold $28,880,000 of the Company's 5% Convertible Notes due December 7, 2011 (the "5% Convertible Notes") in a private placement. The number of shares of common stock issuable on conversion of the 5% Convertible Notes, as of December 31, 2009, is 6,195,165, and the conversion price as of such date was $4.6617. The number of shares and conversion price are subject to adjustment in certain circumstances. During the year ended December 31, 2008, the

Company's Chairman of the Board of Directors, and largest beneficial shareholder, Warren B. Kanders, purchased $3,250,000, President and CEO, W. Gray Hudkins, and CFO and COO, Kathleen P. Bloch, each purchased $250,000 of the Company's 5% Convertible Notes from certain previous debt holders. Mr. Kanders and trusts controlled by Mr. Kanders (as trustee for members of his family) own $5,250,000 of the 5% Convertible Notes, and one director, Stuart P. Greenspon, owns $150,000 of the 5% Convertible Notes. On September 29, 2008, an affiliate of Mr. Kanders entered into letter agreements with Mr. Hudkins and Ms. Bloch pursuant to which they agreed (i) not to sell, transfer, pledge, or otherwise dispose of or convert into common stock, any portion of the 5% Convertible Notes respectively owned by them, and (ii) to cast all votes which they respectively may cast with respect to any shares of common stock underlying the 5% Convertible Notes in the same manner and proportion as shares of common stock voted by Mr. Kanders and his affiliates.

Common Stock Purchases During the year ended December 31, 2009, Warren B. Kanders, the Company's Chairman of the Board of Directors, acquired 52,837 shares at a cost of $30,793, which represents an average cost of $0.58 per share. In addition, on September 30, 2009, Mr. Kanders exercised a warrant to purchase 15,000 shares of the Company's common stock at a cost of $0.02 per share. During the year ended December 31, 2009, Peter A. Asch, President of Twincraft as well as one of the Company's directors, acquired 58,037 shares at a cost of $33,913, which represents an average cost of $0.58 per share. Also, on September 30, 2009, funds controlled by Wynnefield Capital Management, LLC exercised stock warrants to purchase an aggregate of 45,000 shares of common stock at a cost of $0.02 per share.

(21) Litigation

On or about February 13, 2006, Dr. Gerald P. Zook filed a demand for arbitration with the American Arbitration Association, naming the Company and Silipos as two of the sixteen respondents. (Four of the other respondents are the former owners of Silipos and its affiliates, and the other ten respondents are unknown entities.) The demand for arbitration alleged that the Company and Silipos were in default of obligations to pay royalties in accordance with the terms of a license agreement between Dr. Zook and Silipos dated as of January 1, 1997, with respect to seven patents owned by Dr. Zook and licensed to Silipos. Silipos has paid royalties to Dr. Zook, but Dr. Zook claimed that greater royalties were owed. Silipos vigorously disputed any liability and contested his theory of damages. Dr. Zook agreed to drop PC Group, Inc. (then known as Langer, Inc.), but not Silipos, from the arbitration, without prejudice. Arbitration hearings were conducted on February 2-6, 2009 at which time Dr. Zook sought almost $1 million in damages and a declaratory judgment with respect to royalty reports. On June 4, 2009, the arbitrator issued a decision denying and dismissing all claims of Dr. Zook and entitling Silipos to recover its reasonable attorneys' fees in connection with the arbitration. On August 17, 2009, the arbitrator issued a final award dismissing all claims of Dr. Zook and awarding Silipos approximately $256,000 in attorneys' fess with simple interest at 9% per annum accruing from October 1, 2009. Silipos made a motion in the New York County Supreme Court to confirm the arbitration award. On December 22, 2009, the New York County Supreme Court entered a judgment confirming the arbitration award in the amount of $262,191 and the time for appealing the judgment has since expired. The Company recorded a receivable and reduced legal expenses in the amount of the award, and the receivable is being reduced each month by the amount of royalties earned by Dr. Zook under the license agreement.

The Company received a letter from Langer Biomechanics, Inc. f/k/a Langer Acquisition Corp. ("Langer Biomechanics") dated September 17, 2009, alleging the breach by the Company of certain representations and warranties contained in the Asset Purchase Agreement dated October 24, 2008 between the Company and Langer Biomechanics (the "Asset Purchase Agreement"), related to the sale of the assets and liabilities of the Company's former Langer branded custom orthotics and related products business. No damages were alleged by Langer Biomechanics at the time. As a result of Langer Biomechanics' allegation, a receivable in the amount of $237,500 that was scheduled to be released to the Company from escrow on October 24, 2009, continued to be held in escrow in accordance with the terms of the Escrow Agreement dated October 24, 2008, by and among the Company, Langer Biomechanics, and The Bank of New York Mellon. On February 18, 2010, Langer Biomechanics filed a formal claim of indemnification. However, since the alleged damages were below the alleged indemnification threshold in the Asset Purchase Agreement, Langer Biomechanics agreed to release the remaining amount being held in escrow. On March 1, 2010, the remaining escrow balance was released and received by the Company.

Additionally, in the normal course of business, the Company may be subject to claims and litigation in the areas of general liability, including claims of employees, and claims, litigation or other liabilities as a result of acquisitions completed. The results of legal proceedings are difficult to predict and the Company cannot provide any assurance that an action or proceeding will not be commenced against the Company or that the Company will prevail in any such action or proceeding.

An unfavorable resolution of any legal action or proceeding could materially adversely affect the market price of the Company's common stock and its business, results of operations, liquidity, or financial condition.

(22) Stock Repurchase Plan

The Company purchased 969,103 shares of its common stock at prices ranging from $0.38 to $0.60 during the period from January 1, 2009 to April 15, 2009. The stock repurchase program was terminated effective April 15, 2009, which was the expiration date of waiver received from Wachovia Bank, N. A. that would have otherwise precluded the Company from making such repurchases under the terms of its Credit Facility (as such term is defined in Note 11). As of December 31, 2009, the Company held 3,799,738 shares, reflected as treasury shares on the consolidated balance sheet, at a cost of $2,962,049.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Nothing to report.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2009. Based on that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, within the time periods specified in the SEC's rules and forms, information required to be disclosed by the Company in the reports it files or submits under the Exchange Act, and in ensuring that information required to be disclosed is in the reports that the Company files or submits under the Exchange Act is collected and conveyed to the Company's management, including its CEO and CFO, to allow timely decisions to be made regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate control over financial reporting, as such term defined in Exchange Act Rules 13a-13(f) and 15d-15(f). The Company performed an evaluation, under supervision and with participation of the Company's management, including its CEO and CFO, of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer, who are the Company's principal executive officer and principal financial and accounting officer, and to all of its other officers, directors and managerial employees. The code of ethics may be accessed at www.pcgrpinc.com, our Internet website, at the tab "About our Company—Corporate Governance". The Company intends to disclose future amendments to, or waivers from, certain provision of its code of ethics, if any, on the above website within four business days following the date of such amendment or waiver.

The other information required by Item 10 appearing under the caption "Election of Directors", "Executive Officers", "Governance of the Company" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the proxy statement to be distributed by the Board of Directors of the Company in connection with the 2010 Annual Meeting of Stockholders, which is expected to be filed on or before April 30, 2010, is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 appearing under the caption "Executive Compensation" of the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which is expected to be filed on or before April 30, 2010, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 appearing under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which is expected to be filed on or before April 30, 2010, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 appearing under the caption "Certain Relationships and Related Transactions, and Director Independence" of the Company's proxy statement for the 2010 Annual Meeting of the Stockholders, which is expected to be filed on or before April 30, 2010, is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 appearing under the caption "Principal Accounting Fees and Services" of the Company's proxy statement for the 2010 Annual Meeting of the Stockholders, which is expected to be filed on or before April 30, 2010, is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

For a list of the financial statements of the Company included in this report, please see the Index to Consolidated Financial Statements appearing at the beginning of Item 8, Financial Statements.

2. Exhibits

Exhibit No.	Description of Exhibit
3.1	Agreement and Plan of Merger dated as of May 15, 2002, between Langer, Inc., a New York corporation, and Langer, Inc., a Delaware corporation (the surviving corporation), incorporated herein by reference to Appendix A of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.
3.2	Certificate of Incorporation, incorporated herein by reference to Appendix B of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.
3.3	Certificate of Amendment to the Certificate of Incorporation, incorporated herein by reference to Exhibit 31 of the Company's Current Report on Form 8-K filed on July 28, 2009.
3.4	By-laws, incorporated herein by reference to Appendix C of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.
4.1	Specimen of Common Stock Certificate, incorporated herein by reference to our Registration Statement of Form S-1 (File No. 2- 87183).
10.1†+	Consulting Agreement between Langer, Inc. and Kanders & Company, Inc., dated November 12, 2004.
10.2+	Option Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(G) to the Schedule TO (File Number 005-36032).
10.3	Registration Rights Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(I) to the Schedule TO (File Number 005-36032).
10.4	Indemnification Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(J) to the Schedule TO (File Number 005-36032).
10.5+	The Company's 2001 Stock Incentive Plan incorporated herein by reference to Exhibit 10.18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.
10.6	Langer Group Retirement Plan, restated as of July 20, 1979 incorporated by reference to our Registration Statement of Form S-1 (File No. 2-87183).
10.7	Agreement, dated March 26, 1992, and effective as of March 1, 1992, relating to our 401(k) Tax Deferred Savings Plan, incorporated by reference to our Form 10-K for the fiscal year ended February 29, 1992.

Exhibit No.	Description of Exhibit
10.8	Registration Rights Agreement, dated May 6, 2002, among Langer, Inc., Benefoot, Inc., Benefoot Professional Products, Inc., and Dr. Sheldon Langer, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2002.
10.9	Stock Purchase Agreement, dated as of September 22, 2004, by and among Langer, Inc., LRC North America, Inc., SSL Holdings, Inc., and Silipos, Inc., incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.
10.10	Note and Warrant Purchase Agreement, dated September 30, 2004, by and among Langer, Inc., and the investors named therein, incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.
10.11	Form of Warrant to purchase shares of the common stock of Langer, Inc., incorporated herein by reference to Exhibit 4.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.
10.12†+	Stock Option Agreement between Langer, Inc. and W. Gray Hudkins, dated November 12, 2004.
10.13†+	Restricted Stock Agreement between Langer, Inc. and W. Gray Hudkins, dated November 12, 2004.
10.14†	Stock Option Agreement between Langer, Inc. and Kanders & Company, Inc. dated November 12, 2004.
10.15†	Patent License Agreement, including amendment no. 1 thereto, between Applied Elastomerics, Inc. and SSL Americas, Inc., dated effective November 30, 2001, incorporated herein by reference to Exhibit 10.41 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.
10.16	Assignment and Assumption Agreement, dated as of September 30, 2004, by and between SSL Americas, Inc. and Silipos, Inc., incorporated herein by reference to Exhibit 10.42 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.
10.17	License Agreement, dated as of January 1, 1997, by and between Silipos, Inc. and Gerald P. Zook, incorporated herein by reference to Exhibit 10.43 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.
10.18	Copy of Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated May 21, 1998; First Amendment to Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated July 15, 1998; and Second Amendment to Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated March 1, 1999, incorporated herein by reference to Exhibit 10.45 of our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.
10.20 +	Form of Amendment to Stock Option Agreement, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 27, 2005.
10.21 +	Form of Amendment to Restricted Stock Award Agreement, incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 27, 2005.

Exhibit No.	Description of Exhibit
10.22	Form of Note Purchase Agreement dated as of December 7, 2006, among the Company and the purchasers of the Company's 5% Convertible Notes Due December 7, 2011, including letter amendment dated as of December 7, 2006, without exhibits, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 14, 2006.
10.23	Form of the Company's 5% Convertible Note Due December 7, 2011, incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 14, 2006.
10.24	Registration Rights Agreement dated as of January 23, 2007, by and between the Company, Peter A. Asch, Richard D. Asch, A. Lawrence Litke, and Joseph M. Candido, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 29, 2007.
10.25 +	Employment Agreement dated January 23, 2007, between Twincraft, Inc. and Peter A. Asch, incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 29, 2007.
10.26+	Employment Agreement dated January 23, 2007, between Twincraft, Inc. and A. Lawrence Litke, incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on January 29, 2007.
10.27+	Employment Agreement dated January 23, 2007, between Twincraft, Inc. and Richard Asch, incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on January 29, 2007.
10.28+	Consulting Agreement dated January 23, 2007, between Twincraft, Inc. and Fifth Element LLC, incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on January 29, 2007.
10.29	Lease Agreement dated January 23, 2007, between Twincraft, Inc. and Asch Partnership, incorporated herein by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on January 29, 2007.
10.30	Lease dated October 1, 2003 and as amended January 23, 2006, between Twincraft, Inc. and Asch Enterprises, LLC, incorporated herein by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on January 29, 2007.
10.31	Stock Purchase Agreement dated as of November 14, 2006, by and among Langer, Inc., Peter A. Asch, Richard D. Asch, A. Lawrence Litke, and Joseph M. Candido, incorporated herein by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on January 29, 2007.
10.32	Loan and Security Agreement dated as of May 11, 2007, between Wachovia Bank, National Association, and Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 15, 2007.
10.33 +	Employment Agreement dated as of July 26, 2007, between the Company and Kathleen P. Bloch, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 27, 2007.
10.34 +	Employment Agreement dated as of October 1, 2007, between the Company and W. Gray Hudkins, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2007.

Exhibit No.	Description of Exhibit
10.35	Amendment dated June 21, 2007, to Loan and Security Agreement dated as of May 11, 2007, between Wachovia Bank, National Association, and Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.63 to our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008.
10.36	Amendment No. 2 dated as of October 1, 2007, to Loan and Security Agreement dated as of May 11, 2007, between Wachovia Bank, N.A., and Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.64 to our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008.
10.37	Form of Indemnification Agreement between the Company and its executive officers and directors, incorporated herein by reference to Exhibit 10.65 to our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008.
10.38	Amendment No. 3 dated as of April 16, 2008, to Loan and Security Agreement dated as of May 11, 2007, between Wachovia Bank, N.A., and Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on April 18, 2008.
10.39	Form of Sublease between the Langer, Inc. as undertenant and Smile Train, Inc., as overtenant with respect to premises at 245 Fifth Avenue, New York, N.Y., incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 7, 2008.
10.40	Sale Agreement dated June 11, 2008, among Langer, Inc., as seller and Messrs. John Shero, Carl David Ray, and Ryan Hodge, as purchasers with respect to the outstanding membership interests in Regal Medical Supply, LLC., incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on June 17, 2008.
10.41	Share Purchase Agreement, dated as of July 31, 2008, by and among Langer Canada, Inc. and 9199-9200 Quebec, Inc., incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on August 1, 2008.
10.42	Amendment No. 4 dated October 24, 2008, to Loan and Security Agreement dated May 11, 2007, between Wachovia Bank, National Association, Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on October 30, 2008.
10.43	Asset Purchase Agreement dated as October 24, 2008, by and between Langer, Inc., and Langer Acquisition Corp., incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on October 30, 2008.
21.1	Subsidiaries of the Registrant.
23.1	Consent of BDO Seidman, LLP.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Principal Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Principal Financial Officer.
32.1	Section 1350 Certification by Principal Executive Officer.

Exhibit No.	Description of Exhibit
32.2	Section 1350 Certification by Principal Financial Officer.

---

† Incorporated herein by reference to our Registration Statement on Form S-1 (File No. 333-120718) filed with the Securities and Exchange Commission on November 23, 2004.

\+ This exhibit represents a management contract or compensation plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PC GROUP, INC.

Date: March 18, 2010 By: /s/ W. GRAY HUDKINS
W. Gray Hudkins
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 18, 2010 By: /s/ KATHLEEN P. BLOCH
Kathleen P. Bloch
Vice President , Chief Operating Officer
and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 18, 2010 By: /s/ WARREN B. KANDERS
Warren B. Kanders
Director

Date: March 18, 2010 By: /s/ PETER A. ASCH
Peter A. Asch
Director

Date: March 18, 2010 By: /s/ STEPHEN M. BRECHER
Stephen M. Brecher
Director

Date: March 18, 2010 By: /s/ BURTT R. EHRLICH
Burtt R. Ehrlich
Director

Date: March 18, 2010 By: /s/ STUART P. GREENSPON
Stuart P. Greenspon
Director

Date: March 18, 2010 By: /s/ DAVID S. HERSHBERG
David S. Hershberg
Director

Date: March 18, 2010 By: /s/ W. GRAY HUDKINS
W. Gray Hudkins
Director

EXHIBIT LIST

Exhibit No.	Description of Exhibit
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer
31.2	Certification of Principal Financial Officer
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 21.1

SUBSIDIARIES

PC Group Inc., a Delaware corporation, owns 100% of the outstanding stock of each of the following corporations:

1. Silipos, Inc., a Delaware corporation.

   Silipos, Inc. owns 100% of the outstanding capital stock of Silipos (UK), Ltd., an English limited liability company.

2. Twincraft, Inc., a Vermont corporation.

3. Langer Distribution Services, Inc., a Delaware corporation (formerly known as GoodFoot Acquisition Co.) – currently inactive.

4. Langer Professional Services, Inc., a Delaware corporation – currently inactive.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

PC Group, Inc. and Subsidiaries
New York, New York

We hereby consent to the incorporation by reference in Registration Statement Nos. 333-139882, 333-130765 and 333-92014 on Form S-3, Registration Statement Nos. 333-130764, 333-94769 and 333-110962 on Form S-8, and Registration Statement No. 333-94769 on Form S-8A of PC Group, Inc. and Subsidiaries of our report dated March 18, 2010, relating to the consolidated financial statements which appear in this Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ BDO Seidman, LLP
Melville, New York
March 18, 2010

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, W. Gray Hudkins, certify that:

1. I have reviewed this annual report on Form 10-K of PC Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 18, 2010

/s/ W. Gray Hudkins
W. Gray Hudkins, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Kathleen P. Bloch, certify that:

1. I have reviewed this annual report on Form 10-K of PC Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 18, 2010

/s/ Kathleen P. Bloch
Kathleen P. Bloch, Vice President, Chief Operating Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, W. Gray Hudkins, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of PC Group, Inc. on Form 10-K for the year ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of PC Group, Inc.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: March 18, 2010

/s/ W. Gray Hudkins
W. Gray Hudkins, President and
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kathleen P. Bloch, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of PC Group, Inc. on Form 10-K for the year ended December 31, 2009 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of PC Group, Inc.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: March 18, 2010

/s/ Kathleen P. Bloch
Kathleen P. Bloch, Vice President, Chief Operating Officer and Chief Financial Officer

Performance Graph

The following graph compares the cumulative total stockholder return (stock price appreciation) of our Common Stock with the cumulative return (including reinvested dividends) of the NASDAQ (U.S.) Index and the Russell 2000 Index, for the period from December 31, 2004, through December 31, 2009. The stock price performance shown on the graph is not necessarily indicative of future price performance. The Company considered providing a comparison consisting of a group of peer companies in an industry or line-of-business similar to ours, but we could not identify a group of reasonably comparable companies that we believe would provide our stockholders with a meaningful comparison. The comparisons in the chart below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.


$140
$120
$100
$80
$60
$40
$20
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
PCGR
NASDAQ (U.S.)
Russell 2000 Index

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
PCGR	$100	$ 75	$ 66	$ 38	$11	$ 5
NASDAQ (U.S.)	100	101	111	122	72	104
Russell 2000 Index	100	103	121	118	77	96

PC GROUP, INC. AND SUBSIDIARIES

Reconciliation of EBITDA to Loss From Continuing Operations (Unaudited)

	For the Years Ended December 31,	
	2009	2008
Loss from continuing operations	$(8,478,916)	$(11,308,176)
(Benefit from) provision for income taxes	(1,043,977)	409,273
Interest expense	2,570,821	2,230,891
Interest income	(50,832)	(37,100)
Depreciation and amortization	2,573,583	3,903,875
Provision for impairment	5,722,426	5,700,000
EBITDA	$ 1,293,105	$ 898,763

BOARD OF DIRECTORS
Warren B. Kanders, Chairman
President of Kanders & Company, Inc.

W. Gray Hudkins
President and Chief Executive Officer of the Company

Peter A. Asch
President of Twincraft, Inc.

Stephen M. Brecher
CPA

Burtt R. Ehrlich
Consultant

Stuart P. Greenspon
Consultant

David S. Hershberg
Consultant

MANAGEMENT
W. Gray Hudkins
President and Chief Executive Officer

Peter A. Asch
President of Twincraft, Inc.

Kathleen P. Bloch
Vice President,
Chief Operating Officer and
Chief Financial Officer

HEADQUARTERS
PC Group, Inc.
419 Park Avenue South, Suite 500
New York, N.Y. 10016
(212) 687-3260

INVESTOR RELATIONS CONTACT
W. Gray Hudkins, President and
Chief Executive Officer
(212) 687-3260

STOCK QUOTATION
The Company's common stock is quoted on The Nasdaq Capital Market under the symbol PCGR. Current quotes for PC Group common stock can be viewed at www.pcgrpinc.com.

REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J. 07016-3572

INDEPENDENT ACCOUNTANTS
BDO Seidman, LLP
401 Broadhollow Road
Melville, N.Y. 11747

LEGAL COUNSEL
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, N.Y. 10019

FORM 10-K
Stockholders may obtain without charge a copy of the Company's 2009 Form 10-K at www.pcgrpinc.com or upon written request to the Corporate Secretary at the Headquarters address.

ANNUAL MEETING
The 2010 Annual Meeting of Stockholders will be held on Wednesday, June 23, 2010 at 10:30 a.m., Eastern U.S. time, at 1350 Avenue of the Americas — 26th Floor, New York, N.Y. 10019. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report.

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may use words such as "anticipates," "believes," "plans," "expects," "intends," "future," and similar expressions to identify forward-looking statements. These forward-looking and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, our history of net losses and the possibility of continuing net losses during and beyond 2010; the current economic downturn and its effect on the credit and capital markets as well as the industries and customers that utilize our products; the risk that any intangibles on our balance sheet may be deemed impaired resulting in substantial write-offs; the risk that the Company may not be able to maintain a listing of its common stock on the NASDAQ Capital Market; the risk of loss of key management personnel; the risk that we may not be able to raise adequate financing to fund our operations and growth prospects; the risk that the clinical study related to our Gel-care scar management products will not be positive; risks associated with our ability to repay debt obligations; the cost and expense of complying with government regulations which affect the research, development and formulation of our products; changes in our relationships with customers; declines in the business of our customers; the loss of major customers; risks associated with the acquisition and integration of businesses we may acquire; and other factors described in the "Risk Factors" section of the Company's filings with the Securities and Exchange Commission, including the Company's latest annual report on Form 10-K and most recently filed Forms 8-K and 10-Q, which may be obtained at our web site at www.pcgrpinc.com or the Securities and Exchange Commission's web site at www.sec.gov.